Exhibit 99.2



2025
Sustainability
Report





Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

Stock Code: 6686



contents

01
Noah's Cornerstone
Robust Governance and
Compliant Operations

03
Noah's Oasis
Climate Response and Green
Operations

02
The Noah Engine
Intelligence-driven and
Responsible Investment

04
Noah's Home
Diversity, Inclusion, and
Employee Growth



05

**Noah's Light
Community Engagement and
Social Value**

Index Table of Indicators





About this Report

This Report is the twelfth annual Sustainability Report published by Noah Holdings Private Wealth and Asset Management Limited (hereinafter referred to as "Noah" "Noah Wealth" "Noah Holdings" "we/us" or "the Group"). Our purpose in releasing this annual sustainability report is to inform stakeholders of the efforts that have been made in pursuing sustainable economic, environmental, and social values. We also encourage more companies to engage in public dialogues, helping create a more harmonious environment together with us.

Reporting Scope

This Report covers the year 2025 (from January 1 to December 31) and discloses Noah's management philosophy on corporate governance, society, and the environment, as well as our performance and achievements related to those substantive topics. This Report covers the information and data related to Noah's headquarter and offices in Hong Kong. In the future, we will gradually expand the scope of information and data coverage to our subsidiaries and beyond organizational boundaries, with the aim of complete disclosure. To fully demonstrate Noah's achievements in corporate social responsibility brought by our projects and the trend of development, we have laid out our specific actions and progress in detail, partially dating back to 2024 and up till 2026.

Basis of Preparation

This Report has been complied in accordance with the *Appendix C2 Environmental, Social, and Governance Reporting Code ("ESG Code") of the Rules* Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("HKEX") ("Listing Rules"). It draws reference from the *Global Reporting Initiative (GRI) Standards* issued by the Global Sustainability Standards Board (GSSB), the *International Financial Reporting Standards (IFRS) S2 – Climate-related Disclosures* issued by the International Sustainability Standards Board (ISSB), *the Sustainability Accounting Standards Board (SASB) Standards, and the United Nations Sustainable Development Goals (SDGs).*

Reporting Principles

This Report has been prepared in accordance with the four reporting principles of materiality, quantitative, balance, and consistency as outlined in the *ESG Code of the HKEX*, and adheres to the disclosure responsibilities at the level of "mandatory disclosure" and "comply or explain" provisions. Noah warrants that this Report contains no false records or misleading statements and is responsible for the truthfulness, accuracy and completeness of its contents.

Materiality

The Group conducts stakeholder communication and materiality assessments annually to identify significant ESG issues, and provides focused responses and disclosures for those issues of significant materiality.

Quantitative

Quantitative methodology is adopted in this Report to measure pertinent Key Performance indicators and transparently discloses the measurement methods, bases, and gauges employed.

Balance

This Report transparently discloses the Group's work and performance on various ESG issues for objective review by stakeholders.

Consistency

Unless otherwise specified, this Report adopts disclosure and statistical methods consistent with those of previous years to ensure that the 2025 ESG data is comparable with historical and future data. Should there be any change in the statistical scope of an indicator, an explanatory note was provided in this Report.

Information Disclosure

All information disclosed in this Report originates from the Group's internal documents, summaries of statistical data and compilations and statistics on the fulfilment of responsibilities by its subsidiaries. This Report was organized and prepared by the Group's ESG Committee, reviewed by the Group's management, and approved by the Board of Directors. Unless otherwise stated, all monetary amounts disclosed in this Report are denominated in Chinese yuan(RMB).

Report Accessibility

This Report is published annually in both Chinese and English versions, and are accessible in electronic format on the Noah website for online browsing or download. (Website: https://www.Noahgroup.com/)

Feedback

We sincerely value your feedback and advice, which play a pivotal role in our ongoing efforts to enhance our sustainable development performance and elevate our environmental, social, and governance capabilities. Should you have any inquiries regarding this Report or require a printed copy, please do not hesitate to contact us via email at Noahgroup@Noahgroup.com or by phone at 400-820-0025.

Letter from the Chairwoman

In 2025, the world is undergoing profound structural changes as artificial intelligence enters its engineering phase, the global capital landscape is reshaped, and risk profiles become more complex. In such an environment, corporate competitiveness no longer stems merely from scale and speed, but from structure and governance. Since its inception, Noah has consistently served long-term capital and multi-generational families. We understand deeply that sustainable development is not an add-on issue, but a fundamental capability. For us, ESG is not about expressing a stance, but about building a structure.

▶ **Reconstructing capabilities with AI, not chasing technological concepts**

In 2025, we comprehensively advanced the systematic application of AI across the Group's operations and investment management. AI has been embedded into our investment research, risk monitoring, client suitability, data governance and compliance review processes, becoming an infrastructure for decision support and risk identification, rather than a demonstration tool. We officially launched our intelligent wealth management system, "AI RM", which enhances the accuracy of matching client needs through structured modelling and data analysis, and strengthens the transparency and traceability of investment portfolios. We believe the significance of technology lies in:

Reducing the risk of misjudgment	Minimizing information asymmetry
Enhancing the clarity of compliance boundaries	Strengthening the resilience of asset structures

Truly responsible finance is not about slogans, but about whether a more rational decision-making system has been established.



▶ **Governance structure, the core guarantee of a long-term investment horizon**

In the wealth management industry, short-term volatility is unavoidable, what endures through cycles are systems and discipline. In 2025, we continued to strengthen the governance structure under the leadership of the Board of Directors, integrating sustainability issues into our strategic and risk management frameworks. The Group enhanced its internal control systems, reinforced data security and compliance mechanisms, and systematically incorporated ESG factor assessments into its investment management processes. We adhere to our position as a buy-side investment advisor, placing the long-term interests of our clients first. Our focus is on whether incentive mechanisms encourage long-term decision-making rather than short-term behavior. Corporate governance is not about formalistic "compliance completeness", but the Group's ability to maintain its boundaries and rationality in a complex environment.

Jingbo Wang

Chairwoman

▶ **Global capability building as a part of our responsibility**

As a cross-border wealth management platform, Noah adheres to the principle of "global capabilities, local compliance". We continuously strengthen our regulatory engagement and data protection mechanisms in different jurisdictions, enhancing transparency and disclosure standards. The Group's three major brands Ark Wealth, Olive, and Glory are gradually establishing a unified ESG assessment system for product screening and manager due diligence. Globalization is not about expanding scale, but about raising standards.

▶ **Corporate responsibility stems from long-term commitment**

Noah provides long-term support for educational philanthropy and organizational diversity, promotes employee development and gender equality, and explores low-carbon practices. We do not seek superficial acclaim, but rather focus on sustained action. The social value of an enterprise is ultimately demonstrated over time.

▶ **Looking ahead**

In the coming years, Noah will continue to advance the construction of three core structures:



- Building an AI-native wealth management operating system
- Forging a global service capability that can endure through cycles
- Establishing a more transparent and robust risk governance system

We believe that true sustainability lies not in the curve of growth but in structural strength. In an ever-changing world, our mission is to build the infrastructure for long-term trust. This is both a corporate responsibility and a commitment to our clients.



About Noah

| Company Overview

Noah Holdings (NYSE: NOAH, HKEX: 6686) was established in 2005 and went public on the New York Stock Exchange in 2010 and achieved dual primary listings in Hong Kong and the US in 2022. Guided by its client-centric ethos, Noah's business network has expanded to cover over 30 regions in 9 countries globally. In 2025, the Group established its global headquarters in Singapore to focus on serving high-net-worth Chinese clients worldwide. As of the end of 2025, the Group had over 465,000 registered clients, with the annual value of distributed investment products exceeding RMB 65 billion (USD 9 billion).

After more than two decades of steady growth, Noah has developed a business model integrating wealth management, asset management, and comprehensive services. It operates subsidiaries such as Gopher Asset Management, Glory Heritage, and Noah Upright in China, as well as ARK Wealth Management, Olive Asset Management, and Glory Family Heritage overseas. As of the end of 2025, the Group's assets under management (Gopher Asset Management and Olive Asset Management) exceeded RMB 140 billion (USD 20 billion), and the cumulative value of assets allocated since its listing has surpassed RMB 1 trillion.

With a service philosophy of "professionalism, authenticity, and warm", Noah has received repeated international recognition in the fields of sustainable development and wealth management, successively winning the "Sustainable Impact Project Award" at the United Nations 80th Anniversary Forum and being named "Best Wealth Management Institution of the Year" by Euromoney for the seventh consecutive year. Noah is dedicated to providing full life-cycle wealth management services to affluent global Chinese individuals who are benevolent, working hand in hand with clients to safeguard family legacies with technological wisdom and jointly achieve intergenerational value with a human touch.

Noah development milestones

2007
Investment from Sequoia Capital

SEQUOIA

2003
Wealth Management Department of Xiangcai Securities

2005
Management buyout

2010
Gopher Asset Management Co., Ltd. officially established

The first Chinese wealth management institution listed on the New York Stock Exchange

GOPHER 歌斐資產

NYSE



2025
Strategic upgrade of the Singapore headquarters

Launched the first AI Relationship Manager, Noah, initiating a "silicon-based + carbon-based" dual-track model to forge a new paradigm in global wealth management for Chinese clients

2021
Completed the transition to standardized products

2023
New headquarters in Shanghai, Noah Wealth Center (NWC)

2019
Noah Singapore

2017
Noah America: New York, and Silicon Valley

2012
Noah Upright Fund Distribution obtained the No. 001 fund distribution license from the China Securities Regulatory Commission

Noah (Hong Kong) obtained licenses of all types and turned a profit

2024
Create international brands featuring Ark Wealth Management, Olive Asset Management and Glory Family Heritage

Noah Japan

2018
Included in the MSCI China Index

2022
Completed the second listing on the Hong Kong Stock Exchange

Completed the dual listing in the US and Hong Kong

2014
Gopher Asset Management obtained the private fund management qualification from the Asset Management Association of China

2020
Noah and Gopher became the signatories to the UN Supported Principles for Responsible Investment (UNPRI)

NOAH 諾亞財富

Noah - China's Largest Independent High-net-worth Wealth Management Institution

RMB 2.6 billion
- FY25 net income
- China's largest independent high-net-worth wealth management service provider

HKEX 香港交易所 NYSE
- China's first independent wealth management institution listed in the United States and Hong Kong

Over RMB 1,000 billion
- Cumulative financial products allocated since listing

Asset management scale of RMB 141.7 billion
- A wholly-owned subsidiary Gopher Asset Management
- Overseas AUM: USD 6.1 billion

**Market pioneer
The first to**
- Pioneer a dual-wheel business model combining wealth management and asset management
- Obtain China's License No. 001 for fund sales
- One of the first asset management companies in China to establish a private equity fund of funds

A solid and loyal customer base
- Number of Diamond Card and Black Card clients in FY25[1]: 9,307
- Total number of active customers in FY25[2] : 18,450
- Total number of active customers in FY25: 6,231+12.4% YoY

aRK GLORY Olive
- Covering 9 countries and over 30 regions worldwide
- The American Product Center, Noah Japan, and overseas brands are undergoing a comprehensive upgrade
- By 2025, the global headquarters established in Singapore

Noah Investment Map: One-Stop Global and Domestic Multi-Asset Allocation Services Launched

RMB (Domestic)

Cash Flow Management
Family Liquidity,
Corporate Treasury Management

Secondary Market
Public Funds, Private Securities Funds

Primary Equity
Collaboration with Top-Tier Renowned Managers, Gopher Asset

Domestic Family Trusts
CCB Trust, Huabao Trust, Yunnan Trust, etc.

Protection-Oriented Allocations
Medical, Critical Illness, Life Insurance

---

[1]Core clients refer to Black Card clients and Diamond Card clients, requiring minimum asset allocation sizes of RMB 50 million and RMB 10 million respectively ("AUA", including total assets managed by Gopher and third-party product providers).

[2]Active clients during a specific period refer to high-net-worth investors who purchased investment products distributed or offered by Noah during that period, including those who transacted solely on our online mutual fund platform.

US Dollar (Overseas)

Overseas Insurance
Hong Kong, Singapore, United States, Canada

US Dollar Cash Management
Fixed-term Deposits, Cash Treasure, Bond Funds

Equity Investments
Overseas Securities Accounts, Public Funds, Private Funds (Securities, Equity, Alternatives)

Overseas Family Trusts
Hong Kong, Singapore, Jersey

Residency Planning
USA, UK, Canada, Australia, Spain, Greece, Malta , etc.

Seven Empowerment for Clients and Associations

Large-Scale Event Empowerment
- Collaboration with top domestic and international large-scale events
- VIP seating for association members
- Customized roundtable forums with industry leaders
- Brand promotion at exhibition booths

Industry Themed Forums
- Manufacturing industry summits
- Foreign trade industry summits
- Consumer industry summits

Premium Lifestyles
- Premium health check-ups, cultural appreciation events, golf tournaments, etc.

Empowering and Supporting Clients and Associations

01 02 03 04 05 06 07

Entrepreneur Empowerment Tours – Visiting Prestigious Enterprises
- Female Entrepreneurs Empowerment Tour Series
- Visits to top national enterprises, prestigious enterprises led by women entrepreneurs
- Tours to Hong Kong, Singapore, United States

Charity / ESG
- Charity projects
- ESG-Empowered Enterprise Transformation Forum
- Transformation under the national policy of carbon neutrality
- The path to sustainable development

Guest Think Tank
- A database of domestic and international guests from various industries
- Including economists, legal and tax experts, industry leaders, executives, psychologists, etc.

Entrepreneurs' Domestic and Overseas Study Tours and Themed Programs
- Dunhuang culture, Israeli innovation
- Japanese century-old enterprises,
- Singapore financial study tour
- Corporate financial management Parent-child education
- Analysis of current affairs, law, and taxation
- Identity planning
- Second-Generation Youth Study Society
- CIO Exclusive Gathering



| Global Presence

Noah Holdings has continued to deepen its global presence in wealth management, asset management, and comprehensive financial services. In March 2025, the new global headquarters of its subsidiary, ARK Singapore, was inaugurated, marking a significant milestone in the Group's strategy to deepen "localized globalization". The Group has now established a comprehensive business matrix, building upon its domestic brands such as Gopher Asset Management, Glory Heritage, and Noah Upright, while also launching three overseas brands: ARK Wealth Management, Olive Asset Management, and Glory Family Heritage. Relying on its service hubs across six core countries and regions worldwide, the Group employs a "global network, local expertise" model to integrate cross-regional resources, providing high-net-worth individuals, families, and corporate clients with global asset allocation and wealth succession services that combine an international perspective with local adaptability.

Cross Cycle and Serve Global Clients

UK

Jersey Island

France

UAE

Japan

Shanghai

Hong Kong

Thailand

Malaysia

Indonesia

Singapore

Global HQ

Current Global Layout Countries/Regions

Countries/Regions with Served Global Clients

Global Bookkeeping Services

Australia

Licenses Obtained in Singapore

- Capital Markets Services License
- Financial Adviser (Exempt) License
- Trust Services License

Licenses Obtained in Mainland China

- Securities and Futures Business Operation License
- Private Securities Investment Fund Manager License
- Private Equity and Venture Capital Fund Manager License
- Other Private Investment Fund Manager License
- Insurance Brokerage Business Operation License

Licenses Obtained in Hong Kong

- Securities Trading(#1)
- Securities Advisory(#4)
- Asset Management (#9)
- Insurance Brokerage
- Trust Services
- Money Lender

Licenses Obtained in United States

- Investment Adviser License
- Insurance Broker License (in 10 regions including California, Massachusetts, New Jersey, and Hawaii)
- Broker-Dealer License

Licenses Obtained in Canada

- International Dealer Exemption

Licenses Obtained in Jersey Island

- Trust Services License



Canada



United States

Corporate Culture

Noah Holdings is founded on a culture of "insisting on doing the right thing", deeply integrating sustainable development into its organizational DNA. We continually foster an organizational culture where we "think, discuss, and practice sustainability at all times", leveraging professional financial services and innovative practices to contribute to societal sustainable development, focus on client needs, and provide comprehensive financial services.



Mission

Enriching life through the wisdom of Noah



Vision

Devote ourselves to creating your legacy for generations to come



Core Values

Client-centricity, professionalism and empathy, long-term commitment

| Milestone in ESG Journey

2025 Performance Highlights

Governance



Corporate Governance

- Female director ratio: **62.5**%
- **100**% of directors' self-assessments conform to governance requirements



Business Ethics

- **100**% of directors participated in business ethics and anti-corruption training
- Number of participants in business ethics and anti-corruption training: **1,776**, cumulative duration: **3,552** hours



Intellectual Property (IP)

- **752** registered trademarks
- **7** invention patents

Environment



Greenhouse Gas (GHG) Emissions

- Total GHG emissions (scope 1 + scope 2 + scope 3): **1,925.20** tonnes of CO_2



Supply Chain

- Green procurement value: RMB **37** million
- Green procurement as a percentage of total procurement: **11**%
- **100**% of suppliers signed the *ESG Letter to Suppliers*, the *Anti-Commercial Bribery and Anti-Fraud Clauses*, and the *Integrity Commitment Letter*

Social



Information and Data Security

- Key information systems (the new-generation trading system, Glory Insurance's core system, the Smile Fund system, the user basic services system, and the official Noah Upright website) passed the national cybersecurity classified protection system assessment

- The scope of the ISO 27001 information security management system certification covers all business departments of the Group

- The scope of the ISO 29151 personal data privacy protection management system certification covers all of the Group's wealth management businesses

- Passed the review by the Hong Kong Securities and Futures Commission (SFC)

- Information security-related training totaled **6,000** hours, with over **3,000** employee participations



Responsible Investment

- A total of **3,176** public fund products have been launched in the ESG section of the Noah Smile Fund, raising over RMB **60** million in total

- The Impact Investment Alliance has received responses from over **50** asset managers



Human Capital Development

- Percentage of female employees: **61**%

- Training for financial advisors exceeded **3,000** participations



Philanthropy and Charity

- The 2025 projects of the Shanghai Noah Charity Foundation cover multiple areas, including autism care, rural revitalization, community engagement, ecological protection, and educational donations, with total charitable expenditures of RMB **1.773** million for the year, benefiting **800** people

NOAH 諾亞財富

Awards and Honours

Category	Awarding body	Award/Honour
General	Asian Private Banker	Best Wealth Management Leader of the Year 2025
	Asian Private Banker – CWA (China Wealth Awards)	Best Independent Wealth Management Company 2025 – Gold Award
	Euromoney – AFE (Awards for Excellence)	Best Wealth Management Institution of the Year 2025
		Best Overseas Asset Management Wealth Management Institution 2025
		Best Wealth Management Institution in Hong Kong 2025
	Research Center for Fund of Funds	Top 15 Best Private Market-Oriented Fund of Funds 2025
	China Fund News – Yinghua Awards	Outstanding Private Fund Sales Demonstration Institution 2025
	Bloomberg Businessweek/Chinese Edition	Family Heritage Service 2025 – Award for Excellence
		Cross Border Insurance Services (Hong Kong to Overseas) 2025 – Outstanding Award
		Insurtech Company of the Year 2025 – Outstanding Award
		Digital Innovation 2025 – Outstanding Award
		Digital Transformation Strategy 2025 – Outstanding Award

Category	Awarding body	Award/Honour
General	10th Asia Pacific Wealth Forum	Golden Bauhinia Awards: Best Wealth Management Institution in Hong Kong, China 2025 – Best Asset Management Award
		Xinhuo Awards: Top 50 Chinese Family Offices 2025 & Best Family Heritage Service Award
Sustainability	80th Anniversary Forum of the United Nations	Sustainable Impact Project Award
	S&P Global	2025 S&P CSA Score of 43 (ranking among the top in the industry)
	Wind Information Co., Ltd.	2025 Wind ESG Rating of A (top 10% in the industry)
	London Stock Exchange Group	2024 Refinitiv ESG Rating of A (ranked 6th among peers)
Initiatives	In 2020, both Noah Holdings and Gopher Asset jointly became signatories to the United Nations Principles for Responsible Investment (UN PRI).	



NOAH 諾亞財

01

Noah's Cornerstone
Robust Governance and Compliant Operations

Noah Holdings aims to achieve excellence in corporate governance as its core objective, strictly adhering to capital market and industry regulations. The Group closely monitors changes in regulatory trends both domestically and internationally, continuously refining its corporate governance mechanisms. By comprehensively deepening risk management, Noah implements a standardized, professional, and scientific management system, diligently carrying out financial risk prevention and control. This establishes a solid foundation and provides sustained momentum for the Group's high-quality and sustainable development.

Material topics covered in this chapter

- Corporate Governance
- Compliance and Risk Management
- Business Ethics

SDGs focus in this chapter:

  



Responsible Corporate Governance

Noah Holdings has always placed shareholder interests at the core of its governance, committing to long-term, sustainable development. The Company continuously improves its governance structure centered on the general shareholders' meeting and the Board of Directors, steadily enhancing the Board's professionalism and diversity, strengthening the functions of Independent Directors and specialized committees, and reinforcing the accountability and decision-making oversight of Board members to ensure transparent, efficient governance that promptly responds to the concerns of all parties, thereby supporting the enterprise's steady growth and safeguarding the interests of all stakeholders.

Board Effectiveness

Noah Holdings strictly adheres to the *Company Law of the People's Republic of China*, the *Securities Law of the People's Republic of China*, the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*, and other applicable laws and regulations in the jurisdictions where its shares are listed. The Company has formulated and implemented policies such as the *Memorandum and Articles of Association*, the *Audit Committee Charter*, the *Compensation Committee Charter*, and the *Corporate Governance and Nomination Committee Charter*. These measures serve to construct an independent and diverse governance structure and a modern corporate governance system, continuously enhancing governance standards and fulfilling economic responsibilities.

Board Operations

As the Group's highest governance body, the Board of Directors is responsible for convening general meetings and reporting its work thereto, implementing the Group's resolutions, reviewing and determining the Group's business plans, periodically examining progress on strategy execution, promoting the enhancement of corporate governance systems, and strengthening the foundations of comprehensive risk management and internal control.

In accordance with the relevant provisions of the *Articles of Association*, the Board of Directors of Noah Holdings has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nomination Committee. In compliance with laws, regulations, and the working procedures for specialized committees, these bodies convene meetings annually to thoroughly exchange views on significant operational matters, ensuring that the decision-making process is scientific, transparent, and executable, thereby achieving orderly and efficient corporate governance and decision-making procedures.

 **Key Performance:**

In 2025, Noah:

- Convened **9** Board meetings (including **8** quarterly meetings and **1** special meetings), with a **100**% director attendance rate.
- Convened **4** Audit Committee meetings, **2** Compensation Committee meetings, and **1** Corporate Governance and Nomination Committee meeting.
- Convened **1** annual general meeting.

Board Nomination and Selection

Noah Holdings strictly adheres to regulatory requirements and rigorously manages the processes of nomination, review, election, and performance assurance for directors, ensuring the Board's compliance, independence, and managerial effectiveness, thereby providing a solid foundation for corporate governance.

Noah Holdings strictly complies with the *Corporate Governance Code* to continuously optimize its director tenure structure and enhance overall governance effectiveness, stipulating that all directors (including those with specific terms) must retire by rotation at least once every three years. At the annual general meeting, approximately one-third of the directors are required to retire in accordance with regulations. The order of retirement is prioritized based on length of tenure, with the longest-serving directors retiring first; if tenures are identical, the order is determined by drawing lots.

To ensure fairness and standardization, Noah Holdings conducts nominations and qualification reviews in accordance with the *Administrative Measures for Independent Directors of Listed Companies*. This process encompasses a rigorous examination of candidates' backgrounds, academic qualifications, professional experience, and independence. A nomination recusal mechanism has also been established to prevent potential conflicts of interest, thereby effectively safeguarding the independence and objectivity of Independent Directors. Noah Holdings has established clear standards and procedures for director selection, wherein the Nomination Committee reviews the qualifications of director candidates, forms a definitive opinion, and then submits it to the Board for resolution, a dual approach that enhances the transparency and compliance level of the nomination process.

Board Evaluation

In accordance with the *Articles of Association* and corporate governance principles, the Board of Directors of Noah Holdings conducts a self-evaluation once a year. This systematic assessment revolves around several key dimensions, including the degree of directors' involvement in Group affairs, the composition and structure of the Board, the Board's culture and operational atmosphere, the supervision and management of material issues (including ESG topics), and the decision-making process with subsequent implementation tracking. This comprehensive approach ensures the evaluation covers all core aspects of governance, continuously driving improvements in governance standards and decision-making effectiveness.

 **Key Performance:**

In 2025, the Board's self-evaluation results were **100**% compliant with governance standards and ESG requirements.

One Share, One Vote Mechanism

As an integral part of Noah Holdings' governance practices, all proposals submitted for shareholder voting at the Company's general meetings strictly adhere to the "one share, one vote" principle. This means each Class A ordinary share corresponds to one voting right, ensuring that all shareholders can participate equally in the Company's major decisions based on their shareholding ratios, thereby effectively safeguarding their legitimate rights and interests.

If the number of directors is not a multiple of three, the closest proportion of no less than one-third shall be implemented.



Diversity and Professional Capabilities

In selecting members for its Board of Directors, Noah Holdings adheres to the *Corporate Governance and Nomination Committee Charter*. The selection process does not impose restrictions based on gender, age, ethnicity, nationality, or cultural background; instead, it focuses on candidates' industry experience, professional academic and employment backgrounds, integrity, and values. A comprehensive assessment is conducted on their capabilities in areas such as accounting and financial analysis, crisis and risk management, leadership, and international perspective. The Group is committed to integrating professional capabilities, diverse backgrounds, and extensive industry experience to ensure that expertise in finance, risk management, and a perspective of globalization are incorporated into the Group's operations and decision-making, actively promoting diversity in the Board's composition and perspectives.

 **Key Performance:**

As at the end of 2025:

- The Noah Holdings Board of Directors comprised **8** directors; of these, **5** were female directors, accounting for **62.5**%, and **3** were Independent Directors, accounting for **37.5**%.

- The average tenure of members of the Noah Holdings Board of Directors was **7.6** years.

Name	Position	Professional knowledge and skills	Audit Committee	Compensation Committee	Corporate Governance and Nomination Committee
Ms. Jingbo Wang	Co-founder Chair of BOD	Wealth and Asset Management experience			⊘ Chairperson
Mr. Zhe Yin	Co-founder Director CEO	Wealth and Asset Management experience			
Ms. Chia-Yue Chang	Non-Executive Director	Wealth and Asset Management experience, professional background in sustainable development			
Mr. David Tong Zhang	Non-Executive Director	Legal experience in cross-border securities issuance and M&A transactions as a law firm partner	⊘ Member		
Mr. Boquan He	Non-Executive Director	Experience in corporate management and strategy formulation		⊘ Member	
Ms. Xiangrong Li	Independent Director	Experience in accounting and financial management	⊘ Chairperson		
Ms. Cynthia Jinhong Meng	Independent Director	Experience in corporate management and financial management	⊘ Member	⊘ Member	⊘ Member
Ms. May Yihong Wu	Independent Director	Background in auditing, financial management, and strategy formulation		⊘ Chairperson	⊘ Member



Professional Committees

Noah Holdings has established eight Professional Committees that work on major issues under the guidance of the Board of Directors, reporting on their progress periodically. The committee members are composed of the main leaders from each business segment, who jointly promote the implementation of important decisions.

Committee name	Role, operations, and ESG empowerment
ESG Committee	• **Strategic vision:** To introduce sustainability policies to the Group, provide ESG policy recommendations to management, and coordinate the resources and reputation management required for long-term development. • **Operational mechanism:** Chaired by Board member Ms. Chia-Yue Chang, the committee implements plans through a dedicated ESG team and regularly reports to directors and senior executives on ESG risk management, objectives, and execution progress. • **ESG value:** To implement ESG objectives, fulfil responsibilities to shareholders, employees, society, and the environment, and create sustainable value.
Human Resources Management Committee	• **Strategic vision:** The highest decision-making body for the Group's talent management, chaired by Ms. Wang Jingbo, Chairwoman of the Board of Noah Holdings, with CEO Mr. Zhe Yin and CFO Mr. Qing Pan serving as members. • **Operational mechanism:** To discuss talent development directions and formulate human resources policies, organize talent reviews and performance retrospectives, and make decisions on strategies for attracting and managing senior talent. • **ESG value:** To establish sustainable talent management rules and promote the systematization and institutionalization of organizational change.
Strategy Committee	• **Strategic vision:** The Group's institution for strategy formulation, decision-making, and supervision. • **Operational mechanism:** To discuss strategic directions, formulate and break down short-, medium-, and long-term objectives, and drive the implementation of key strategic initiatives. • **ESG value:** To integrate ESG principles into the Group's strategy, ensuring the adherence to and implementation of long-term ESG objectives.
Operations Committee	• **Strategic vision:** The highest decision-making body for the Group's financial and economic affairs. • **Operational mechanism:** To manage budgets and performance, review the progress of the overall Group and its business segments, and coordinate the work of middle and back-office departments. • **ESG value:** To serve as the management hub, ensuring the steady advancement of the Group's operational performance.

Committee name	Role, operations, and ESG empowerment
Technology & Transformation Committee	• **Strategic vision:** The highest decision-making body for the Group's technological development and process transformation, chaired by Board member Mr. Zhe Yin. • **Operational mechanism:** To provide recommendations on technology strategy, establish governance mechanisms, achieve technology empowerment through process optimization, and cultivate core competitiveness. • **ESG value:** To review major technology-related matters such as information security and privacy protection.
Ethics Compliance Committee	• **Strategic vision:** The Group's supervisory body for audit, discipline inspection, and internal control. Board members, Ms. Chia-Yue Chang and Board member and Noah Holdings CEO Mr. Zhe Yin serve as members. The committee adopts a bi-weekly meeting and reporting model. • **Operational mechanism:** To supervise business ethics and corporate governance, conduct integrity education, establish an anti-fraud system, and independently investigate compliance violations and decide on corresponding actions. • **ESG value:** To advance disciplinary supervision and implement business ethics and anti-corruption governance.
Product Committee	• **Strategic vision:** The decision-making and management body for the product system. • **Operational mechanism:** To review product strategy, assess business plans for proprietary and third-party products, and guide product development. • **ESG value:** To incubate ESG strategies within proprietary products, apply ESG screening to third-party products, implement responsible investment principles, and enhance investor education.
Client Fiduciary Committee	• **Strategic vision:** A client-centric deliberative and decision-making body, with Board member Ms. Chia-Yue Chang serving as a special representative. • **Operational mechanism:** To establish client service guidelines, optimize service plans, handle client disputes, and periodically review the implementation of service strategies. • **ESG value:** To practice client-centric principles and promote the realization of clients' interests annually.



Independence and Conflicts of Interest

To safeguard the independent judgement and decision-making quality of its directors, Noah Holdings has publicly released the Noah Holdings Board of Directors Confidential Voting Policy, which explicitly requires directors to vote in accordance with confidentiality rules to ensure the objectivity and fairness of decisions, thereby further strengthening the independent operational mechanism of the Board of Directors.

With respect to related-party transactions, Noah strictly reviews and approves such transactions in accordance with the definition under *Item 404 of Regulation S-K of the Securities Act*, ensuring that their pricing policies and transaction terms comply with the Group's internal regulations and avoid material deviations. During the decision-making process for transactions involving related parties, any director or related party with an interest in the transaction must abstain from voting to eliminate the impact of potential conflicts of interest on the fairness of judgement, regulate related-party transactions, prevent conflicts of interest, and safeguard the long-term interests of the Group and all its shareholders. Noah discloses all material-related-party transactions in detail in its annual report each year to ensure that shareholders and other stakeholders are fully informed.

At the audit execution level, the Noah Audit Committee appoints qualified auditors to conduct relevant work in accordance with the *Hong Kong Standard on Assurance Engagements 3000 (Revised)-Assurance Engagements Other Than Audits or Reviews of Historical Financial Information*, issued by the Hong Kong Institute of Certified Public Accountants, and with reference to *Practice Note 740-Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules*. This ensures the standardization and professionalism of the audit, provides investors with comprehensive and transparent information on related-party transactions to help them assess the impact of such transactions on the Group, and mitigates the influence of conflicts of interest on the independence of the Board of Directors.

Furthermore, Noah conducts an annual survey of its Board members to ascertain whether they hold positions in competing businesses or serve as directors of other companies. This helps establish a mechanism for avoiding conflicts of interest, thereby safeguarding the objectivity and impartiality of the Group's decisions and effectively protecting the rights and interests of shareholders and stakeholders.

Remuneration Management

Noah Holdings has formulated an internal management plan for executive remuneration and continuously enhances the assessment and remuneration management system for directors and senior management to ensure the fairness and reasonableness of their compensation.

Linking ESG Performance With Remuneration

Based on its operational strategy and annual operating plan, the management team sets long-term strategic objectives and assessment criteria for a period of no less than three years, which are disclosed on the official website. This incentivizes senior executives to lead by example in implementing the Group's ESG management requirements, driving the ESG management process from the top down.



Weighting	Item	Indicator content
70%	Operation goals	Return on assets, return on net assets, return on equity, return on capital
30%	Internal management objectives	Promotion and execution of the Group's overall strategy, implementation of overall management for the Group, and sustainability indicators

Management objectives and remuneration assessment requirements

Executive Remuneration Transparency

Senior management personnel at Noah Holdings include the Group's General Manager, Joint Company Secretary, and Chief Financial Officer. They receive salaries in accordance with the Group's relevant remuneration policies based on their specific management roles within the enterprise. Their remuneration comprises two main components: fixed and variable compensation.

Remuneration Clawback Mechanism

Noah Holdings has implemented an equity incentive plan for its senior management, including the CEO. This plan involves a one-time grant with a four-year vesting period. During the incentive execution process, if any member of senior management engages in conduct that contradicts Noah's values or harms the enterprise's interests, the Group will enforce a clawback mechanism, reserving the right to cancel all unvested portions.

Investor Rights Protection

Adhering to a client-centric approach, Noah Holdings leverages its global service network, professional team support, and digital platforms to provide investors with comprehensive services and customized asset allocation solutions, thereby maintaining long-term, positive interactive relationships. Noah places a strong emphasis on investor education and actively promotes sustainable investment principles. Through rigorous compliance management, transparent fee policies, and value-added services such as tax and residency planning, the Group continually enhances the overall transparency of its services.

Noah strictly adheres to the relevant regulations of the stock exchanges, diligently fulfilling its information disclosure obligations as a listed company by providing detailed financial data, material events, and potential risks. Information is regularly updated for stakeholders through channels such as the official Investor Relations website. Additionally, the Group utilizes platforms including its official website and WeChat Official Account to share corporate updates, research reports, and major events. Through various means such as Shareholders' Meetings, roadshows, and investor Q&A sessions, Noah maintains close and effective communication with its stakeholders, ensuring that all shareholders have equal access to timely, accurate, and complete key information, thereby safeguarding their right to know and participate in decision-making.



Responsible Business Practices

Noah Holdings upholds the principle of compliant operations and continuously refines its risk management system. The Group strictly abides by all applicable laws and regulations, deeply integrating principles such as tax transparency, compliance management, and integrity into all business segments. It focuses on optimizing its collaborative risk management mechanisms to ensure that sound risk appetites guide all operational decisions, thereby promoting the Group's sustainable, high-quality development.

| Compliance and Risk Management

Guided by the five core principles of "compliance, comprehensiveness, applicability, timeliness, and end-to-end coverage", and upholding the core values of "professionalism, collaboration, and responsibility", Noah Holdings closely aligns with the Group's strategy to strictly prevent and control illegal and non-compliant incidents. The Group has established a comprehensive internal risk management framework and upgraded its risk control system, creating a closed-loop management cycle of "Identification and Prevention, In-Process Management, and Analysis and Improvement". This facilitates a strategic transformation from "passive response" to "proactive defense and organizational synergy", implementing risk management that covers the entire business process chain to promote rapid, compliant business development.



Compliance

All businesses comply with regulatory requirements and contractual agreements.



Comprehensiveness

Risk management covers all business activities of the entire Group.



Relevance

Risk management conforms to the current situation and macro-environment.



Timeliness

Risk points and countermeasures can be communicated up and down in a timely manner.



End-to-end integration

Risk management can run through the entire business.

Five key points of risk management

Risk Management Framework

Noah Holdings continuously promotes the development of institutionalized and systematic risk management in accordance with laws and regulations. The Group's board-level committee serves as the highest supervisory body for risk management, responsible for overseeing the overall risk management of the Group and its various branches and subsidiaries; committee members include Board member Mr. Zhe Yin. Concurrently, the Group has formulated and implemented several policies, including the *Noah Holdings Risk Management Policy, the Noah Holdings Policy Management System*, the *Management Measures for Operational Risk Incidents*, and the *Management Measures for Internal Control Work*, thereby continuously improving its systematic risk management policy and institutional framework. In 2025, the Group formulated or revised a total of 12 policies and systems. Through system upgrades and standardized management, it has built a solid foundation for compliant operations, providing strong support for long-term stability.


Top Management
Risk Management Committee
Head of Risk Management
International Risk Control
Gopher Asset
Domestic Risk Control
International Online Wealth Management
International Glory
ARK HK
ARK SG
Private Equity
Public Markets
Domestic Upright
Domestic Honor
Subsidiaries' Functions

Noah's risk management organizational structure



Risk Management Framework



Emerging business risks

- Monitor incremental growth and establish a risk control system based on the development stage of the business unit (BU).
- For new businesses, build a risk control system from scratch (0-1) to safeguard new ventures while maintaining flexibility.
- For mature businesses, dynamically adjust and optimize (from 1-N) to iteratively improve the risk management and control system.



Existing business risks

- Effectively manage existing risks by improving the regular monitoring and reporting system for existing risks.
- Identify and fill gaps in the risk map for BU businesses to ensure accurate identification and effective monitoring of relevant risks.
- Focus on key risks and promote targeted rectification to efficiently resolve major risks and enhance overall risk management and control capabilities.
- Efficiently mitigating major risks to enhance the overall level of risk management and control.



Operational risks

- Implement accountability and rectification measures, forming a case library to avoid repeating the same mistakes.
- Conduct risk investigations and rectifications, accumulate cases, and transform them into organizational capabilities.
- Enforce strict accountability to foster a culture of risk management among all employees and strengthen risk management awareness.



Policies and procedures

- Continuously establish a closed-loop system that enables error correction and feedback.
- For new businesses: Rebuild systems and processes to meet the needs and development direction of new businesses.
- For mature businesses: Iteratively upgrade and systematically integrate to enhance efficiency while ensuring compliance.

Risk Management Process

At Noah Holdings, the risk control department is responsible for comprehensive risk management, internal control, and operational risk management. Referencing the COSO *Enterprise Risk Management Framework*, the Group has established a closed-loop management process encompassing "Risk Identification, Risk Assessment, Risk Response, Risk Monitoring, and Risk Reporting". It has also formulated and implemented the *Management Measures for Operational Risk Incidents*, which defines the division of responsibilities among various departments for the identification, reporting, investigation, and handling of operational risk events, serving as a crucial institutional foundation for operational risk identification and management.

Noah has established a Three Lines of Defense risk management system that covers risk identification and assessment, optimization of response plans, and periodic monitoring and reporting. By strengthening the collaborative operation between these three lines, the Group is able to respond promptly and efficiently when risk events occur, thereby maintaining overall stability and sustained operational efficiency.



01

The first line of defense is undertaken by core business departments, which act as the primary entity responsible for risk management and implement risk controls at the business front end.

02

The second line of defense consists of support and functional departments, including risk control, legal, compliance, finance, and information security, which support the first line of defense by empowering it through systems, processes, and management.

03

The third line of defense is undertaken by the audit and supervision department, which maintains its independence and assesses the effectiveness of the overall risk management.

The "Three Lines of Defense" in risk management

Each year, Noah conducts a comprehensive risk assessment, which includes developing a Group risk map, designing response plans, and analyzing changes in the external macroeconomic environment. Using the annual risk map as a key tool for risk identification and assessment, we enhance management precision by extending the granularity of this process from the holding group level down to each BU. risks are managed on a tiered basis according to their severity and likelihood, systematically categorizing all Group risks into primary, secondary, and tertiary levels (encompassing six major categories: strategic, legal compliance, business, operational, financial, and reputation risk). Differentiated response measures are implemented for different risk levels, providing foundational support for subsequent risk monitoring and management.

Noah has integrated ESG issue materiality assessments into the Group's risk management process, incorporating several core ESG-related risk areas into its risk identification and assessment system. key risk indicators are quantitatively analyzed, and based on these findings, various business and functional departments formulate their internal control plans. The effectiveness of these management efforts is incorporated into the year-end performance assessment to incentivize relevant employees to implement risk control measures.

The Group has established a regular risk review mechanism, conducting comprehensive annual risk assessments (including specific risks and ESG risks) and implementing special reviews in conjunction with quarterly business analysis. Ad-hoc reviews can also be initiated in response to changes in regulatory policies or business upgrades. The internal audit department conducts an annual special audit on the completeness and effectiveness of the risk management process. Additionally, an external accounting firm qualified for securities and futures business is engaged to perform an independent external audit, forming a synergistic internal and external risk supervision system.



Specific Risks

Due to the tightening of global financial regulations, the Group faces ongoing challenges in its cross-border wealth management operations. These include navigating regulatory compliance across different jurisdictions, managing data security risks during digital transformation, and addressing risks related to anti-fraud measures and labor rights protection within the supply chain and at the underlying asset level.

Risk	Risk description	Potential impact of the risk on the Group	Mitigation measures
Cross-border regulatory compliance risk	The Group holds dual primary listings in Hong Kong and the United States and engages in cross-border wealth management and asset allocation businesses. It faces regulatory differences and escalating compliance requirements across various jurisdictions (e.g., the US OFAC sanctions list, new regulations from the Hong Kong SFC). If certain cross-border assets are deemed to involve sensitive areas, it could trigger regulatory restrictions or asset freezes.	• Likelihood: High (Tightening global financial regulations and continuously intensifying cross-border compliance scrutiny) • Severity: High (Restricted access for cross-border business, limitations on overseas assets, and damage to brand reputation)	• Established a screening system for cross-border regulatory blacklists, conducting full comparisons against regulatory lists such as those from OFAC and the SFC before transactions. • Overseas branches conduct regular compliance self-assessments to ensure that their operations meet local regulatory requirements.
Intellectual property and data security risk	The Group holds multiple fintech patents and client data assets. During its digital transformation, any data breaches or patent infringement disputes could affect business continuity and client trust. Furthermore, AI-driven wealth management tools that involve third-party technology licensing present potential compliance risks.	• Likelihood: High (High density of fintech patents and increasingly stringent data security regulations) • Severity: High (damage to client trust, substantial compensation payments, and business interruption)	• Conduct Freedom to Operate (FTO) searches before launching new products to mitigate infringement risks. • Established a data security management system, certified under ISO 27001 and ISO 29151, to strengthen client privacy protection.
Anti-money laundering and anti-fraud compliance risk	As a wealth management institution, the Group faces risks of financial crimes such as money laundering and fraud. Inadequate look-through due diligence on underlying assets could lead to regulatory penalties and client losses.	• Likelihood: High (evolving financial crime methods, stricter regulatory penalties). • Severity: High (regulatory fines, collapse of client trust, restrictions on business licenses).	• We have established a full-process anti-money laundering risk control system and strengthened look-through verification of underlying assets. • We conduct anti-fraud training for all employees and have upgraded our intelligent risk control system to monitor abnormal transactions in real time.

Emerging Risks

Noah continuously identifies and assesses long-term emerging risks that may have a significant impact on its business over the next 3–5 years. Based on a comprehensive review of changes in the external environment and business development, the Group has determined that the long-term emerging risks with the greatest potential impact on its future business are still primarily concentrated in the areas of AI digital management and technological transformation, as well as macroeconomic fluctuations and market uncertainty. The Group is continuously advancing corresponding response and mitigation measures, including promoting the development of AI digital capabilities, strengthening data and information security management, optimizing asset allocation and investment strategies, and enhancing market monitoring and client communication to ensure its long-term stability and development.

Emerging risks	Risk type	Impact on business	Response measures
Risks of digital management and technological transformation	Technology-related	• Pressure to transform the operating model: The need to transition to an AI-driven "operations-driven" model requires continuous investment in technology research and development and employee skills enhancement, which may lead to short-term cost increases and organizational change challenges. • Data security and compliance risks: Digital platforms process more sensitive client data, significantly increasing network and data security risks and the need to avoid compliance penalties.	• Promote technological integration and innovation: Continuously invest in the construction of digital platforms and develop innovative services such as intelligent investment advisory to empower the business with technology, thereby enhancing the client service experience and operational efficiency. • Strengthen data security defenses: Reinforce the network security and data privacy protection system, strictly adhere to laws and regulations, and ensure client information security and compliance management. • Strengthen the development of digital talent: Through internal training systems and external partnership mechanisms, enhance employees' digital skills and technological literacy to adapt to the rapidly evolving technological environment and business needs.
Risks of macroeconomic fluctuations and market uncertainty	Economy-related	• Increased complexity of asset allocation strategies: Uncertainties such as geopolitical conflicts, a global election year, and inflationary pressures are considered the primary economic risks by the industry, significantly increasing the difficulty of asset allocation for clients. • Balancing overseas business growth and risk management: The Group has a substantial overseas business presence, making it directly susceptible to global macroeconomic and market fluctuations that affect overseas client demand and asset performance.	• Optimize diversified investment layouts: Continuously optimize asset allocation and increase the diversity of the investment portfolio to reduce reliance on a single market or asset class, thereby managing concentration risk. • Establish a Chief Investment Office (CIO): A dedicated team has been established to monitor market dynamics in real time, adjust asset allocation strategies promptly, and regularly publish the *Client Asset Allocation Strategy Report* to provide clients with professional guidance on optimizing their asset portfolios. • Strengthen client communication and information disclosure: Increase the frequency of communication with clients to ensure information transparency, helping them fully understand the impact of market fluctuations and formulate appropriate financial plans.



Specialised Risk Control for Business Lines

Noah has established a comprehensive risk management system that spans all core product lines and sales operations. Through a matrix management model, it deeply embeds risk control functions into key business lines such as wealth management, insurance brokerage, and asset management. Supported by the dual coordination of the Group's risk management department and the Risk Management Committee, this system enables effective control and empowerment of business operations.

The Group and its various business lines strictly adhere to the *Noah Holdings Ten Rules for Sales Compliance*, upholding the principles of integrity, due diligence, and protection of investor rights, and handle violations in accordance with the *Noah Management Measures for Accountability for Violations*. At the same time, the *Noah Holdings Product Management System* serves as the overarching framework, defining the management structure for the entire product lifecycle. Within this framework, each business unit further refines implementation details such as the *Product Risk Management Measures*, clearly defining responsibilities and processes to achieve systematic monitoring and management of product risks.

▶ **Gopher Asset Management Business Risk Control Management:**

The risk management function at Gopher Asset Management is jointly undertaken by the Risk Management Department and the Legal and Compliance Department. They are responsible for driving the implementation of the business risk management plan and systematically conducting risk identification, assessment, and continuous monitoring. To enhance the efficiency of incident response, the Group has established a tiered response mechanism based on the *Crisis Management System*, classifying crisis events into minor, moderate, and major levels and managing them dynamically through standardized processes. In its investment management practices, Gopher's ESG quantitative strategy product, developed in collaboration with Rayliant, also implements strict risk controls. Through a monthly risk monitoring mechanism, investment targets with serious underlying risks are promptly divested, and internal supervision tracks corrective actions to ensure that risk management measures are effectively implemented.

Risk Control Strategy

Market risk control	We continuously track macroeconomic and policy changes and have established a dynamic market risk warning indicator system to ensure that business operations comply with regulatory requirements.
Credit risk control	We have constructed an internal credit rating system and a counterparty management mechanism and, through our daily risk monitoring system, we achieve continuous identification and control of credit risk.
Liquidity risk control	Continuous liquidity analysis and tracking of portfolio assets are conducted, a liquidity monitoring indicator system has been established, and liquidity stress testing is performed regularly.
System and process risk management	We have built a system framework covering daily operations, formulated strict investment decision-making and execution processes, and established a clear division of responsibilities and a system of checks and balances among key front, middle, and back-office positions.

▶ **Noah Product Risk Control Management:**

The Noah series of products, including Noah Glory and Noah Wealth, adheres to the Group's management requirements by implementing a full-process risk management system that encompasses project initiation meetings, project reviews, risk control meetings, online fundraising, duration management, and post-investment management. Management processes are established according to product characteristics to control risks in a targeted manner.

Review the completeness of documents, examine the implementation of risk control measures, and complete the final review before launch.

Execute preliminary product screening and access assessment.

Conduct professional risk assessment and propose targeted risk mitigation measures.

Upon triggering a red-light warning, we initiate special due diligence on non-performing assets and lead the formulation and implementation of asset disposal plans.

Regularly track project, progress, communicate promptly with counterparties and project companies when risk events occur.



- Launch and fundraising
- Project initiation review
- Project review
- Post-investment management
- Duration management
- Risk control decision meeting

Present key risk points and corresponding measures, and deliberate on and decide the final risk management plan.

Product risk management system

Noah Glory:

To systematically manage the risks of the Glory Legacy business segment, Noah Holdings has established a special decision-making and approval committee composed of the segment head, the CEO of Wealth Management, the Head of Technology, and heads of risk control, legal, and compliance, which is responsible for reviewing product plans and major risk response measures from multiple dimensions, including risk control, compliance, and business; the products and related risk control work of this segment are executed in accordance with the Group's unified risk control framework.



Products risk management measures

Noah Wealth Management:

To effectively protect the interests of investors, Noah has established a product risk management mechanism that runs through the entire pre-investment, in-investment, and post-investment process, covering all stages, including project screening, industry research, project initiation review, investment decision risk control, and post-investment management, achieving continuous control over product quality by setting clear assessment standards and operational specifications.

Product risk management measures

 **Case study: Compliance Management highly recognized by external authoritative bodies**

Noah Holdings has achieved significant results in the establishment and long-term practice of its compliance management system. In 2025, it was honored by *Caijing* as a "Pioneering Wealth Management Enterprise of the Year" and was listed on the main "Top 100 Good Brands" by Jiemian News. The judging panel commended Noah for "building a comprehensive compliance system covering risk control, product screening, and service supervision, and for passing regulatory compliance inspections for consecutive years". With compliance as its cornerstone, the Group relies on rigorous asset screening and risk assessment models to meet client needs, safeguard their long-term interests, and promote the industry's development towards greater professionalism and sustainability.




Noah Holdings honored as "Industry Model of the Year" and one of the "Top 100 Good Brands"

Building a Risk Culture

Noah incorporates risk management training into the mandatory annual curriculum for all employees, focusing on core areas such as cross-border compliance and data security, and covering all business lines and branches. A risk control mechanism has also been established for the entire product and service development process, making risk assessment and compliance review mandatory prerequisites for launching new products and services and incorporating them into core approval standards. Furthermore, the Group integrates risk management metrics into the Performance Assessment system for management and key positions, establishing financial incentive and constraint mechanisms linked to risk management effectiveness, thereby encouraging all employees to proactively fulfil their risk control responsibilities.

In 2025, focusing on key and specific risk areas such as audit, internal control, climate risk, and anti-money laundering, the risk control department leveraging its professional duties, organized and participated in numerous professional conferences and training activities for risk management personnel. These included sessions such as *Application of AI in Audit and Internal Control, Specialized Training on Climate Risk*, and *Interpretation of Key Points of the New Anti-Money Laundering Law*, effectively promoting the deepening and implementation of a risk culture in key risk management positions.

Tax Transparency

Noah Holdings operates and conducts financial services businesses in various countries around the world, strictly adhering to the spirit and provisions of tax laws and regulations in the countries/regions where it operates, such as the *Enterprise Income Tax Law of the People's Republic of China*, the *Inland Revenue Ordinance*, and the *Federal Income Tax Act*. It has formulated internal policies including the *Management Measures for Tax Risk Control* and the *Tax Policy Statement*. A new *Tax Policy Statement* has been added and published on its official website, forming a tax compliance management system that covers the entire Group and all its branches, ensuring that all tax activities are standardized and unified.

Noah adheres to local tax laws and international standards in all operating jurisdictions, accurately calculating tax liabilities, submitting timely declarations, and fulfilling obligations transparently in accordance with international tax standards.

The Group maintains zero tolerance for tax evasion, prohibiting employees from using its name to facilitate tax-avoidant transactions with related parties. Transfer pricing documentation is meticulously prepared in accordance with national regulations to align with global tax norms.

When conducting legal tax planning and organizational structure adjustments, it should avoid double taxation and reduce tax costs, and should not transfer profits or organizational structures to the EU list of Non - cooperative Jurisdictions for Tax Purposes or overseas low - tax countries or regions (such as tax havens) defined by the national income tax law for the purpose of tax avoidance.

All tax planning initiatives align with the principles of corporate sustainable development, corporate responsibility, and risk management to safeguard shareholder interests and create shareholder value.

Noah and its subsidiaries employ certified tax experts to evaluate risks and collaborate with external consultants and auditors as needed to ensure compliance and strategic alignment.

Tax management policy

At Noah, the Board of Directors and the Risk Management Committee oversee tax management work. A dedicated tax management department is established to handle periodic internal and external reviews, daily supervision, and risk control, while external tax advisors provide professional support on tax risk control. This creates a top-down structure combined with internal and external expertise, ensuring the effectiveness of tax compliance and supporting the enterprise's sustainable development and enhancement of shareholder value.



Board of Directors and Risk Management Committee

Fulfils supervisory responsibilities for tax management work

Bears ultimate governance responsibility for tax risk control

Tax Management Department

Conducts periodic internal tax management reviews

Carries out daily supervision and risk assessment of tax management

Regularly undergoes reviews by external auditors and tax authorities

Tax management structure

Noah is committed to tax integrity, fulfilling its declaration and payment obligations on time and prohibiting all acts of tax evasion, tax avoidance, tax underpayment, and tax resistance. The Group's largest operational base is in China, where it is primarily governed by Chinese tax law. It has established relevant mechanisms for effective risk assessment and management of potential tax risks arising from changes in current national tax laws or the implementation of new ones, ensuring all tax arrangements comply with principles of sustainable development and prudent risk management. Additionally, when conducting tax planning, the Group strictly follows international tax standards, conducts transfer pricing according to the arm's length principle, and explicitly prohibits tax avoidance by transferring profits or structures to tax havens or low-tax jurisdictions listed on the EU blacklist. It also provides accurate tax information to the tax authorities in its operating locations in a timely and proactive manner, guaranteeing tax transparency.

Business Ethics

Noah Holdings regards integrity and honesty as the cornerstone of sustainable corporate development. By adhering to the principles of integrity, transparency, and mutual trust, it continuously improves its corporate governance system and strengthens internal review and external oversight mechanisms to ensure compliant operations. Furthermore, the Group consistently conducts education and training on integrity to enhance employees' awareness of ethical conduct, laying a solid foundation for a transparent and fair business environment.

Noah Holdings business ethics strategy

Strengthen the organization and system construction of audit and supervision, conduct integrity education, and solidify the foundation for anti-corruption and anti-bribery work.

Vigorously implement supervisory functions, enforce strict accountability, use case studies as warnings, prevent problems before they arise, and maintain a sense of reverence.

System Framework

Noah Holdings strictly adheres to relevant laws and regulations, incorporating anti-commercial bribery, anti-corruption, anti-money laundering, anti-fraud, antitrust, and anti-competition into its key management scope. By revising the *Noah Holdings Regulations on Accountability for Violations*, the Group closely monitors suspicious transactions. During the year, it further expanded the scope of its controls to include full-time employees, interns, and outsourced personnel. Additionally, the Group introduced grading standards and general scenarios for violations related to technology management (including AI application management), attendance, and family relationship declarations, and optimized the organizational performance deduction mechanism to continuously strengthen compliance and internal controls.

Management Structure

To effectively implement business ethics management, Noah has established an Ethics Compliance Committee with board members, Mr. Zhe Yin and Ms. Chia-Yue Chang serving as committee members, to enhance the Group's ethical compliance governance and integrity risk prevention and control. In 2025, the Group introduced the *Detailed Rules for the Operation and Management of the Ethics Compliance Committee*, further clarifying its responsibilities for promoting and supervising the Group's business ethics development, comprehensively deepening business ethics practices, and laying a solid foundation for the Group's long-term steady growth.

Ms. Chia-Yue Chang, a member of the Board of Directors, serves as a committee member responsible for overseeing the Group's business ethics and other corporate governance matters.

Review and approve the annual inspection work direction for the audit, disciplinary inspection, and internal control departments.

Conduct integrity education for the Group's employees and management, and supervise and inspect the performance of duties, integrity in practice, and ethical conduct of all personnel.

Establish and improve the Group's anti-fraud management system, and authorize independent investigations into cases involving malpractice, falsehood, fraud, corruption, bribery, abuse of power, dereliction of duty, or transfer of benefits.

Receive independent investigation reports, review major violations of regulations and discipline, and decide on the handling plans for such incidents.

Review and approve the accountability mechanism for violations and consider appeal cases related to accountability for violations.

Ethics Compliance Committee



Business Ethics Audits

Noah Holdings annually engages an external third-party organization to conduct a comprehensive assessment of the Group's risk management processes, the implementation of its business ethics code, and all its business activities, with an audit performed every three years (covering all operational scopes). Internally, the Ethics Compliance Committee is specifically responsible for overseeing the audit of the code of conduct (CoC). By formulating an extensive annual audit plan, the Committee integrates the audit of ethical standards into daily work, ensuring the effective implementation of anti-bribery and anti-corruption systems and safeguarding the compliance and integrity of the Group's operations.



Anti-corruption indicator audit	Continuously audit the effectiveness of the Group's anti-corruption measures to ensure the ethical and legal conduct of business activities.
Compliance audit	Focus on auditing the Group's compliance in all aspects, including regulations, policies, and internal processes.
Financial audit	Ensure the accuracy and transparency of the Group's financial statements to prevent potential financial risks.
Supply chain sustainability audit	Focus on ESG factors within the Group's supply chain to ensure the sustainable operations of suppliers and partners.

Annual audit plan

Anti-Bribery and Corruption

Noah Holdings has established a systematic policy framework for business ethics and compliance. Through the formulation of Group-level policies such as the *Noah Domestic Group Anti-Corruption Policy*, the *Noah International Anti-Corruption Policy*, and the *Business Ethics Code of Conduct*, as well as specific management regulations including the *Gopher Integrity Enquiry Work Specification, Management Measures for the Implementation of Overseas Anti-Corruption Laws, Management System for Employee Integrity*, and the *Noah Upright Integrity Enquiry Letter Management SOP*, it has constructed a system that covers all domestic and overseas companies and all employees of the Group. This system is supervised by the Ethics Compliance Committee, which is responsible for overseeing the implementation of these policies.



Noah Holdings systematically builds its business ethics and compliance defenses through the following measures:

- Requiring all external partners to sign and abide by the *Anti-Commercial Bribery and Anti-Fraud Clauses*, which explicitly prohibit any form of commercial bribery.

- Periodically sending integrity enquiry letters to the Audit and Supervision Department and corresponding second-line-of-defense partners in domestic business, clearly articulating the definition of commercial bribery and reporting channels to maintain transparent and compliant cooperative relationships, while gradually extending integrity and compliance communication channels overseas.

- Formulating the *Business Ethics Code of Conduct* to strictly regulate employee behavior, prohibiting the use of Group resources, information, or positions for personal gain, with the aim of preventing conflicts of interest and safeguarding the Group's asset security.

Anti-Money Laundering

Noah Holdings strictly observes and diligently fulfils its statutory obligations regarding anti-money laundering and counter-terrorist financing, fully implementing relevant laws, regulations, and supervisory requirements such as the *Anti-Money Laundering Law of the People's Republic of China* and the *Provisions on Anti-Money Laundering for Financial Institutions*. It has introduced new institutional documents across its subsidiaries, including the *Noah Upright Anti-Money Laundering Management Measures and the Gopher Asset Management Anti-Money Laundering Management Measures*, to comprehensively roll out anti-money laundering work and ensure the effective establishment and implementation of a corporate culture that opposes money laundering and terrorist financing.

In its Noah Domestic Group *Anti-Corruption Policy Statement* and *Noah International Anti-Corruption Policy Statement*, the Group clearly specifies its anti-money laundering operational procedures, covering key aspects such as customer identification, compliance review of fund payments, preservation of customer data and transaction records, cooperation in investigating suspicious transactions, and anti-money laundering training, ensuring all measures precisely meet regulatory standards.

To effectively carry out its anti-money laundering duties, Noah has built a comprehensive anti-money laundering system that integrates multiple functional modules, including watch-list monitoring, large-value and suspicious transaction monitoring, customer due diligence, data retention, and self-assessment. The system is capable of monitoring abnormal activities in real-time and taking swift intervention measures to effectively prevent and combat related illicit activities. The Group has established formal policies and procedures for non-face-to-face customers, including measures such as the certification of documents provided by banks and independent contact with clients, and has set up an annual independent monitoring procedure assessment mechanism to continuously enhance the effectiveness of customer identification and risk control. Given the constantly evolving methods of corruption and money laundering in the market, Noah will continue to optimize its anti-money laundering processes and strengthen its risk prevention and control capabilities, resolutely preventing any possibility of the Group's products and services being used for money laundering activities.

Anti-Fraud

Noah Holdings consistently positions anti-fraud as a critical component of its corporate governance and compliance management. Within various contract clauses, the Group explicitly prohibits any actions that infringe upon the interests of stakeholders, such as fraudulent activities like the improper purchase or issuance of false invoices. The Group's Ethics Compliance Committee is responsible for implementing strict supervision and control over fraudulent behavior, ensuring that all business operations are lawful and compliant, and resolutely eliminating all forms of illegal and non-compliant activities. Through these systematic measures, Noah is committed to achieving continuous and steady growth within a legal and compliant framework, effectively safeguarding its corporate reputation and the interests of all parties.

Whistleblowing Management

To strengthen the supervision and handling of corruption, fraud, and violations, Noah Holdings explicitly lists its reporting channels in key materials such as the *Business Ethics Code of Conduct*, integrity enquiry letters, bidding documents, and contracts. It also provides training on using these reporting channels as needed, encouraging stakeholders to report any improper conduct. The Group adheres to the principle of whistleblower confidentiality (details of reports received are kept confidential) and implements a whistleblower protection mechanism to resolutely safeguard the legal rights and interests of those who report.

Noah Holdings Reporting Channels

Reporting Channels: Reports and accusations can be made on a named or anonymous basis via telephone, email, letter, or in person.

Reporting email: eccwg@Noahgroup.com (Ethics Compliance Committee Working Group)

Reporting hotline: 021-80358028

Mailing address: Ethics Compliance Committee, Noah Wealth Center, 1226 Shenbin South Road, Minhang District

Postcode: 201107



Whistleblower management mechanism	
	
Whistleblower confidentiality mechanism	**Whistleblower protection mechanism**
Strict confidentiality is maintained over whistleblower information and the content of reports, adhering to the principle of information minimization. The disclosure of a whistleblower's personal information and report content is strictly prohibited, and the scope of information access is tightly controlled to ensure every complaint is handled effectively and brought to a complete resolution.	It is forbidden to obstruct or suppress a whistleblower's report, or to retaliate against a whistleblower, under any pretext. If retaliation against a whistleblower or the reported matter is confirmed, it shall be dealt with strictly in accordance with the Group's relevant regulations, and economic and administrative accountability will be pursued as per company rules. Should the act constitute a crime, it will be referred to the judicial authorities for legal processing.

Within 7 working days of receiving a report lead, the investigation department reviews the case and determines whether to initiate a formal investigation.

If the preliminary review concludes that a formal investigation is required, the matter will be handled in accordance with the Group's relevant regulations.

Upon completion of the investigation, the investigation department shall issue an examination report and present it to the working group of the Ethics Compliance Committee. In cases of non-anonymous reports where the matter reported is clear and specific, the working group of the Ethics Compliance Committee must provide truthful feedback on the investigation's findings related to the reported issue to the whistleblower.

Cases involving illegal or criminal activities will be transferred to the judicial authorities for handling upon approval by the Ethics Compliance Committee. Based on the investigation findings, any violations will be addressed in accordance with the relevant provisions of the Noah Group Regulations on Accountability for Violations.

If the preliminary review determines that the reported conduct does not require further action, a preliminary decision should be made promptly, and the whistleblower should be informed in an appropriate manner.

Report handling process

Business Ethics Training

Under the guidance of the Ethics Compliance Committee, Noah Holdings has established a multi-level and multi-channel business ethics training system. Utilizing a combination of online and offline methods, the Group systematically fosters a culture of integrity throughout its operations, ensuring that all full-time employees, temporary staff, and contractors are covered. In 2025, the Group launched a mandatory series of business ethics training courses themed "Upholding Integrity and Self-Discipline", helping all employees to effectively understand and practice the Group's ethical standards and laying a foundation for high-quality, sustainable development.

New employee induction

The Group's Human Resources Center provides a detailed explanation of the employee code of conduct during the onboarding process for new hires and incorporates it into new employee training.

Continuous promotion to all staff

Business ethics are promoted annually to all employees through online platforms such as "Noah Home". Case studies are shared via email and the Group's official social media account to explicitly prohibit acts of bribery, corruption, and deception, helping employees familiarize themselves with the business ethics code.

Mandatory online courses

Content on anti-corruption and anti-fraud is integrated into the mandatory online courses on the "Noah Academy" platform, requiring employees to complete the training and pass the corresponding assessments.


NOAH
清风守正
廉洁自律
道德遵从委员会2025年
年度宣导及分享
Business ethics training for 2025

Business Ethics Performance

Item	Unit	2025
Business ethics training		
Coverage rate of business ethics training for management and employees	%	100
Coverage rate of business ethics training for non-permanent employees	%	100
Total number of participants in anti-commercial bribery training	persons	1,709
Total training hours	hours	3,418
Incidents of business ethics violations		
Number of incidents of corruption or bribery violations	cases	1
Number of non-compliance incidents related to discrimination or harassment	cases	0
Number of non-compliance incidents related to customer privacy data	cases	1
Number of non-compliance incidents related to conflicts of interest	cases	0
Number of non-compliance incidents related to money laundering or insider trading	cases	0
Legal litigation concerning anti-competitive behavior, antitrust and monopolistic practices	cases	0



| Patent and Intellectual Property Protection

Noah Holdings regards IP management as a crucial component of corporate governance and sustainable development, and places great importance on it. The Group strictly adheres to relevant laws and regulations, including the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China, and the Copyright Law of the People's Republic of China*. Internally, we have formulated the *Administrative Measures for Patents and Trademarks* for standardized implementation. The Group also closely monitors policy developments in the global IP service system and continues to strengthen all aspects of its IP management, including Trademark protection.

Through the implementation of meticulous IP management, Noah conducts real-time monitoring of potential risks and emphasizes post-rights-enforcement reviews and reflections. This has led to the establishment of a comprehensive, global, and end-to-end IP management system that ensures the legal rights and interests of its intangible assets are fully protected. In response to any infringement upon the Group's IP, Noah will resolutely take legal measures, including litigation, to safeguard its own interests. The Group will also enhance its overseas IP risk warning framework and strengthen precise guidance for responding to international disputes.

 Key Performance:

As at the end of 2025, Noah had

- **752** registered Trademarks, including: **579** in Mainland China, **11** in Taiwan, **68** in Hong Kong, **12** in Macau, and **82** overseas

- **7** invention Patents

Responsible and Sustainable Development

| Board of Directors' ESG Statement

The Board of Directors of Noah Holdings is fully aware that ESG is central to corporate sustainable development. In 2025, the Board strictly complied with the requirements of the HKEX's *Rules Governing the Listing of Securities on the Main Board*, comprehensively fulfilling its duties of ESG oversight, decision-making, and review, and deeply integrating ESG principles into the Group's overall strategy and operational processes.

As the highest decision-making and supervisory body for ESG matters, the Board leads the enhancement of the ESG governance structure. It convenes special meetings regularly to deliberate on key issues and urges management to clarify departmental responsibilities, fostering a management structure of "Board leadership, full employee participation" to ensure the effective implementation of ESG work.

In line with the requirements of the HKEX and the expectations of Stakeholders, the Board of Directors formulates ESG management strategies and annual targets, focusing on advancing work across three main strategic areas. The Board has established an ESG target review mechanism to periodically assess implementation effectiveness, optimize measures based on feedback from all parties, and continuously improve the standard of ESG management. In 2025, significant ESG matters reviewed and decided upon by the Board included:

01 Reviewing periodic reports on the Group's ESG compliance management work.

02 Deliberating on the results of the ESG materiality analysis and confirming the material issues for the year.

03 Overseeing the Group's ESG risk control, the progress of key ESG initiatives, and the achievement of core objectives, as well as providing guidance for improvement.

This statement was deliberated by the Board of Directors of Noah Holdings on 16 March 2026, and the final version was reviewed and approved by all directors prior to its publication.



Sustainability Strategy

In 2025, Noah Holdings fully integrated ESG principles into the Group's development framework, leveraging three core strategies and focusing on the three key actions of decision-making integration, risk management, and information disclosure to create a closed-loop management system for core ESG issues. The Group will continue to deepen corporate governance and compliance construction, expand its presence in green finance, and empower clients and business partners to enhance their ESG capabilities. While pursuing financial performance, the Group consistently creates new value in its products and services, providing high-net-worth clients with a sense of security in their wealth management. Upholding its core values and social responsibility principles, the Group utilizes its core competencies and expertise to actively generate environmental benefits and social impact, driving long-term corporate progress through sustainable development.

ESG Development Strategy 1

We strive to include ESG topics in the decision-making process.

- ESG risk management: We propose strategies that allow the Board of Directors and executive management to regularly evaluate and manage ESG topics that are relevant to our operations; incorporate ESG topics in employee recruitment, training, and engagement programs; build a process that allows for the recognition and evaluation of ESG risks in products and services; include ESG topics in risk management procedures.

- Products and services: Reducing ESG risks when developing products and services; promoting, developing, and supporting ESG products and services.

- Marketing behavior: Provide employees and marketing personnel with ESG topic training on products and services; ensure marketing transparency with clear explanations of product and service coverage; incorporate ESG evaluation and criteria (e.g. formulation of responsible investment principles) into our investment decision-making process.

ESG Development Strategy 2

We work with clients and business partners to improve their awareness of ESG issues and enhance their capabilities to identify ESG risks and develop applicable solutions.

- Improving their understanding, expectations, and requirements of ESG topics.

- Providing clients and suppliers with the information and tools necessary to manage their ESG issues.

- Encouraging clients and suppliers to disclose ESG-related issues under the relevant reporting framework.

ESG Development Strategy 3

We regularly display and disclose information on ESG topics, and improve transparency.

- Evaluating, assessing, and controlling our ESG progress, and regularly disclosing relevant information to the public.

- Maintaining dialogue with other stakeholders, and facilitating communication and understanding in the principles of integrity, transparency and mutual trust.

Sustainability Governance

To support its sustainability strategy, Noah Holdings has established a systematic and comprehensive ESG risk management framework and governance system. The Board of Directors acts as the supervisory level, controlling strategic direction; the Noah ESG Committee serves as the strategic management level, coordinating objectives and policies; the Sustainability Working Group functions as the executive coordination level, promoting cross-departmental collaboration; and the five specialized implementation matrices act as the execution level, focusing on the comprehensive implementation and coordination of various ESG issues. This structure forms a complete closed loop from supervision and management to coordination and implementation, ensuring that ESG principles are deeply integrated into the Group's entire operational process and that sustainability goals are effectively communicated and achieved.

Noah has built an ESG risk identification, assessment, and management process that runs through its front, middle, and back-office operations. The Group systematically integrates ESG factors into core processes such as risk management, product development, and employee management, ensuring ESG principles are fully embedded in all aspects of corporate decision-making and guaranteeing the effective implementation of ESG governance.

Noah convenes a meeting of the ESG Committee semi-annually, during which in-depth discussions are held on material sustainability issues, and corresponding projects and targets are planned. Concurrently, the meeting also receives reports from the various sustainability working groups on their implementation results and submits a formal sustainability work report to the Board of Directors. This is being done to obtain directives and recommendations from the Board regarding areas or aspects requiring improvement.


Board of Directors
• Supervising and managing ESG strategy
ESG Committee
• Composed of three directors and key senior executives
• Identifying ESG risks and opportunities, and formulating corresponding objectives and management policies, etc.
• Collaborating with the seven major committees: Talent Development, Strategy, Operations, Technology and Transformation, Ethical Compliance, Products, and Fiduciary Duty to Clients
Sustainability Working Group
• Composed of the Group's ESG Working Group in collaboration with representatives from Group IR, PR, and functional Centers
• Fully executing and coordinating all internal and external ESG matters for the Group
Corporate Governance Group
Responsible Investment Group
Employee Relations Group
Environmental Protection Group
Social Engagement Group
Group Finance Center, IR, Holding Company Human Resources Department, Group Legal Center
Gopher Asset Management, Noah Upright, Gopher Asset Management Center, Group Compliance Center, International Risk Control/ Compliance/Legal Center
Holding Company Human Resources Department, Noah Labor Union, Noah Women's Federation
Noah Charity Foundation, Noah N+ Club, Group Purchasing Department
Noah Charity Foundation, Group organizational Talent Center, Holding Company Brand Department

ESG governance structure



Stakeholder Engagement

Noah Holdings adheres to a client-centric approach, listening to various voices through multiple channels and actively responding to the expectations of its broad range of stakeholders while meeting the comprehensive wealth management needs of high-net-worth clients. In accordance with the international AA1000 Stakeholder Engagement Standard (SES), the Group assesses and identifies its key Stakeholder groups based on five dimensions: influence, attention, responsibility, dependence, and diverse perspectives. Noah has established diverse communication interfaces and regular communication mechanisms to gain a deep understanding of their needs and expectations. The feedback received serves as a crucial basis for formulating and revising corporate social responsibility policies and optimizing ESG action plans, ensuring a timely and effective response to key issues.

Stakeholder communication mechanism

Stakeholders	Governments and Regulatory Authorities	Shareholders and Investors	Clients
Topics of concern	• Compliance and Risk Management • Business Ethics • Climate Change Response	• Business Ethics • Corporate Governance • Compliance and Risk Management • Climate Change Response	• Compliance and Risk Management • Data Security and Privacy Protection • Sustainable/Responsible Investment • Investor Education • Product Responsibility and Service Quality • R&D and Digital Services
Communication channels	• Official Letters • Seminars • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings Calls	• Board of Directors • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings Calls	• 400 Customer Service Hotline • Website • Dedicated Services • Brand Events • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings Calls
Communication frequency	• Irregular	• Regular • Irregular	• Permanent • Irregular
Topic communication channels	• Email: ir@Noahgroup.com	• Email: ir@Noahgroup.com	• Hotline: 400-820-0025





Employees	Suppliers	Society/Community
• Employee Rights Protection • Diversity and Equal Employment • Employee Training and Development • Occupational Health and Safety • Green and Low-carbon Operations	• Corporate Governance • Compliance and Risk Management • Business Ethics • Supply Chain Management	• Community Investment and Philanthropy • Climate Change Response • Green and Low-carbon Operations • Compliance and Risk Management • Business Ethics
• Website • Official Documents and Announcements • Email • Club Activities • Meetings • Training • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings Calls	• Meetings • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings calls	• Regional Social Welfare • Philanthropic Events • Shareholders' Meetings • Annual Reports • Corporate Website • Earnings Calls
• Permanent • Irregular	• Irregular	• Regular • Irregular
• Email: otdc@Noahgroup.com	• Email: admin@Noahgroup.com	• Website: https://charity.Noahgroup.com/







Materiality Management

Noah Holdings consistently utilizes materiality analysis as the core basis for the preparation of its annual ESG report, the review of its management system indicators, and the formulation of its strategic objectives. In 2025, the Group continued to employ a standardized process of identifying, assessing, analyzing, and reviewing topics, dynamically updating its materiality topic library at least annually by referencing the GRI Standards, the HKEX ESG Code, the ISSB Climate Disclosure Standards, mainstream ESG rating frameworks, and the United Nations Sustainable Development Goals (UN SDGs). Through methods such as stakeholder interviews and benchmarking analysis, internal and external assessments were conducted, and topic concern and impact scores were integrated to form the materiality matrix for the year, which was then reviewed by the ESG Committee and submitted to the Board of Directors for final deliberation, ensuring that the topics align with the Group's strategy, regulatory requirements, and stakeholder concerns.

In 2025, the Group optimized and iterated its materiality matrix in response to industry trends, policy changes, and business developments, dynamically adjusting the scope and priority of topics. The Group formulated differentiated management strategies based on the topic importance matrix: for core topics of high concern both internally and externally, these are incorporated into the focus of ESG strategy execution, resource allocation, and information disclosure, establishing a full-cycle management mechanism from identification, assessment, and prioritization to implementation, supervision, and review, thereby continuously enhancing the specificity, scientific rigor, and effectiveness of ESG management to tangibly address the core concerns of stakeholders; for topics of solely external concern, communication, response, and optimization are continually strengthened; for topics of solely internal focus, investment is increased to tackle and improve them; and for topics with low internal and external concern, regular monitoring is maintained to ensure compliant operations.

2025 materiality topics	2024 materiality topics	Changes and reasons
Climate Change Response	Climate Change Response Greenhouse Gas Emissions and Carbon Footprint	Consolidated: Both are core climate topics, consolidating them allows for a systematic presentation of the Group's overall strategy for climate risk management and low-carbon transition.
Green and Low-Carbon Operations	Energy Management and Alternatives Water Resource Management	Consolidated and renamed: Both are core topics under green and low-carbon operations, the consolidation enables a systematic presentation of the Group's comprehensive strategy for energy transition and water resource management.
Product Responsibility and Service Quality	Client Experience and Satisfaction Product Liability and Service Quality	Consolidated: Both are core dimensions of customer value, consolidating them allows for a systematic presentation of the Group's comprehensive strategy for product service quality and customer experience management.
R&D and Digital Services	R&D and Digital Services	Importance upgraded: The implementation of AI, synergy in globalization services, and the expansion of innovative business have made R&D and digital services key for Noah to achieve long-term value and enhance the effectiveness of its responsible operations.
Employee Rights Protection	Employee Rights Protection	Importance downgraded: Noah has already established and continues to effectively implement a comprehensive and routine management system covering compliant employment, remuneration, and benefits.
Employee Training and Development	Talent Acquisition and Retention Employee Training and Development	Consolidated: The core of talent attraction and retention lies in empowering employee growth and achieving value alignment through systematic training and development, consolidation avoids repetitive phrasing.
/	Promoting Industry Development	Deleted: The practice of promoting industry development has been incorporated into topics such as responsible investment and community, and therefore does not need to be listed separately.
Corporate Governance	Corporate Governance	Importance downgraded: Noah's corporate governance system is well-established and standard practice. To focus on core ESG practices, its priority has been lowered.
Compliance and Risk Management	Risk Control Compliant Operations Responsible Tax Principles	Merged: Compliant operations are at the core of risk control, and responsible taxation is an important dimension of compliant operations. Merging these topics allows for a focus on the core logic of compliance and risk prevention while avoiding thematic overlap.
/	Stakeholder Communication	Deleted: Relevant work has been systematically integrated into the management and disclosure of each core ESG topic and therefore does not need to be listed separately.

2025 materiality topic adjustments



Materiality matrix

Importance to external stakeholders

Importance to business sustainability

Employee Rights Protection

Sustainable/Responsible Investment

Employee Training and Development

Compliance and Risk Management

Diversity and Equal Employment

Occupational Health and Safety

Data Security and Privacy Protection

R&D and Digital Services

Business Ethics

Climate Change Response

Corporate Governance

Product Responsibility and Service Quality

Community Investment and Philanthropy

Investor Education

Green and Low-Carbon Operations

Supply Chain Management

● Environmental Responsibility ● Social Responsibility ● Corporate Governance

Material topics

Environmental Responsibility Material Topics	Social Responsibility Material Topics	Corporate Governance Material Topics
Climate Change Response	Sustainable/Responsible Investment	Compliance and Risk Management
Green and Low-Carbon Operations	Data Security and Privacy Protection	Business Ethics
	R&D and Digital Services	Corporate Governance
	Employee Training and Development	
	Product Responsibility and Service Quality	
	Investor Education	
	Diversity and Equal Employment	
	Employee Rights Protection	
	Occupational Health and Safety	
	Community Investment and Philanthropy	
	Supply Chain Management	

Note: Regarding the level of importance of the issues, green sections indicate high importance, blue sections indicate medium importance, and pink sections indicate low importance.



Management of Risks and Opportunities for Material Issues of High Concern to Internal and External Stakeholders

Risk name	Risk description	Potential impact of the risk on Noah	Affected segments	Mitigation measures (see the corresponding topic sections for details)
Sustainable/ Responsible Investment	Failure to fully identify ESG-related investment risks, leading to a high proportion of high-carbon and high environmental and social risk assets in the investment portfolio; insufficient ESG information disclosure, making it difficult to meet the regulatory and client requirements for responsible investment.	• Likelihood: High (stricter global ESG regulations and increasing client demand for sustainable investment) • Severity: High (investment portfolio volatility, reputational damage, client attrition, regulatory penalties)	Operations/ Products and Services	• We have established an ESG investment due diligence and assessment framework, incorporating environmental, social, and governance indicators into pre-investment access and post-investment monitoring. • We have launched sustainable investment-themed products and green asset allocation solutions to guide capital flows into low-carbon sectors. • We conduct regular ESG information disclosure to enhance transparency and client trust.
Data Security and Privacy Protection	There is a risk of leakage and misuse of clients' personal information and business operations data during collection, storage, use, and transmission; failure to strictly comply with relevant laws and regulations on personal information protection poses a risk of compliance penalties.	• Likelihood: High (escalating methods of cyber-attacks and stricter regulatory requirements) • Severity: High (collapse of client trust, regulatory penalties, damage to brand reputation, business interruption)	Operations/ Products and Services/ Supply Chain	• We have established a Group-level data security governance system, implementing data classification and grading for protection and access control. • We continuously invest in upgrading security technology and conduct regular penetration testing and emergency drills. • We strictly adhere to the "minimum necessity" principle for data use, standardizing data management throughout its entire lifecycle.
R&D and Digital Services	Lagging digital transformation and insufficient R&D investment result in an inability to meet client demands for intelligent and convenient services; rapid technological iteration leads to poor system compatibility and a suboptimal service experience, affecting client retention.	• Likelihood: High (intensifying digital competition in the wealth management industry) • Severity: High (decline in market share, client attrition, low operational efficiency)	Operations/ Products and Services	• Increased investment in digital research and development, building an intelligent wealth management platform and integrating AI and big data technologies. • Optimized digital service processes and launched personalized and convenient online service tools. • Established an agile R&D mechanism to rapidly iterate products and services, thereby enhancing the client experience.

Risk name	Risk description	Potential impact of the risk on Noah	Affected segments	Mitigation measures (see the corresponding topic sections for details)
Employee Training and Development	Insufficient Professional Capabilities, compliance awareness, and comprehensive qualities among employees hinder support for the business's high-quality development; an excessively high talent turnover rate increases recruitment and training costs, impacting business stability.	• Likelihood: High (Intense talent competition in the financial industry and increasingly stringent compliance requirements). • Severity: High (Decline in service quality, increased compliance risks, and reduced operational efficiency).	Operations	• Constructed a tiered and classified training system to conduct regular training in professional skills, compliance and risk control, and professional conduct. • Established clear career development paths and incentive mechanisms, linking training outcomes with promotions. • Enhanced the employee welfare and benefits system, strengthened Corporate Culture development, and increased employees' sense of belonging.
Compliance and Risk Management	An incomplete compliance management system and inadequate risk identification and control pose risks such as regulatory penalties, business losses, and reputational crises; ESG issues are not fully integrated into the risk management process, leading to the neglect of potential risks.	• Likelihood: High (Increasingly stringent financial regulations and rising ESG compliance requirements). • Severity: High (Regulatory penalties, business losses, damage to brand reputation, and threats to operational security).	Operations/ Products and Services	• Improved regulations and systems for compliance and risk management, integrating ESG issue materiality assessments into the risk management process. • Established a professional compliance and risk management team to strengthen risk monitoring and screening across all business processes. • Conducted group-wide compliance and risk training, reinforced compliance awareness, and established accountability mechanisms.
Business Ethics	The existence of unethical behaviors such as conflicts of interest, commercial bribery, and unfair competition violates laws, regulations, and industry standards; a weak sense of ethical boundaries among employees could lead to internal corruption and external reputational crises.	• Likelihood: High (Significant financial temptations in the industry and stricter regulatory requirements for Business Ethics). • Severity: High (Regulatory penalties, client attrition, termination of partnerships, and collapse of brand credibility).	Operations/ Products and Services/ Supply Chain	• Refined the Business Ethics and Anti-Fraud system, clearly defining the employee code of conduct and prohibited actions. • Conducted group-wide training and awareness campaigns on Business Ethics, anti-bribery, and Anti-Fraud. • Established a mechanism for declaring conflicts of interest, anonymous Reporting Channels, and an investigation and accountability system to rigorously address violations.

02

The Noah Engine
Intelligence-driven and Responsible Investment

Noah Holdings regards data as a core asset of the Group and has deeply integrated data security into the top-level design of its ESG strategy. By leveraging advanced technology, a robust management system, and a mechanism for full staff participation, the Group has built an efficient, intelligent, and secure digital ecosystem, achieving a synergistic integration of data security and business development. Noah strictly adheres to the six principles of Responsible Investment, systematically promotes the development of its ESG investment framework, and continuously enhances its responsible investment management structure. At the same time, Noah is deeply committed to investor education and optimizing its client management system, comprehensively solidifying its service foundation and putting the philosophy of high-quality development in the wealth management industry into practice.

Material topics covered in this chapter

- Data Security and Privacy Protection
- R&D and Digital Services
- Sustainable/Responsible Investment
- Product Responsibility and Service Quality
- Investor Education

SDGs focus in this chapter:

   



Data Security and Privacy Protection

Noah Holdings has established a comprehensive and robust data security management system, which provides end-to-end coverage from management systems and operational standards, through to management architecture, certification standards, and technical safeguards. The system continuously strengthens technical support capabilities and risk prevention and control levels, effectively safeguarding client data security and service stability and reliability, thereby building a solid security barrier for the enterprise's sustainable, high-quality development.

| Data Security and Privacy Protection Management System

Data Security System Framework

Noah Holdings strictly adheres to national laws and regulations such as the *Cybersecurity Law of the People's Republic of China, the Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, the *Administrative Measures for the Identification of Clients of Financial Institutions and the Keeping of Client Identity Data and Transaction Records*, and the *Measures for the Supervision and Administration of Sales Agencies of Publicly Offered Securities Investment Funds*. In accordance with international standards like ISO/IEC 27001:2022 and ISO/IEC 27701:2019, the Group has established a multi-layered system framework centered on the *Noah Information Security and Privacy Policies and Procedures*. This framework covers the entire data lifecycle and all business scenarios, ensuring that data security management is systematically governed and regulated.

The Group's system framework comprises 16 core policies, including the *Noah Data Security Management Measures*, the *Noah Personal Information Protection System (Trial)*, and the *Noah Information Security Risk and Emergency Management Measures*, forming a three-tiered structure of "policies and procedures – management measures – implementation rules". The Group regularly conducts internal and external audits on the compliance of its privacy policies to ensure that its systems are updated in line with regulatory requirements and are effectively implemented, continuously strengthening its governance capabilities in data security and personal information protection.

The scope of these systems comprehensively covers Noah Holdings and its subsidiaries, branches, and affiliated enterprises, applying to all relevant parties including employees, outsourced personnel, suppliers, and business partners, as well as all business processes related to information systems. A dynamic iteration mechanism is implemented for these systems, ensuring they are promptly revised and improved in response to updated laws and regulations, adjusted regulatory requirements, and the launch of new business models. This is integrated into the Group's risk and compliance management to guarantee the framework continuously adapts to business development and compliance needs. In 2025, Noah formulated and revised a total of 14 new systems, thereby continuously enhancing the standardization of its internal governance and the level of its compliance management.



Data Security Management Architecture

Noah Holdings has established a three-tiered organizational structure of "management and decision-making – supervision and inspection – implementation and execution", which clearly defines the powers and responsibilities at each level to ensure that data security management accountability is implemented throughout the hierarchy. The Technology and Transformation Committee is Noah's dedicated decision-making body for data security and privacy protection. The committee members include members of the Board of Directors (with Board member and CEO Mr. Zhe Yin serving as Chairman) and relevant core executives, and it reports to the Board on major matters, management effectiveness, and risks related to data security and privacy protection.

Management and Decision-making Tier

Technology and Transformation Committee

- Approve the Group's information security strategies, policies, and related management systems

- Review the initiation of major projects in the technology domain

- Make decisions on major security matters and promote the development of emergency response mechanisms

- Supervise project execution and ensure the implementation of data security measures

- Approve information security audit reports and make decisions on major security matters

Supervision and Inspection Tier

Information Security Department, Legal and Compliance Departments

- Construct and improve the information security and privacy management system, formulate policies, procedures, and workflows

- Monitor security and privacy risks, conduct risk assessments and handle incidents

- Implement information security and privacy inspections and audits

- Organize employee training on information security and privacy protection

Execution Level

All Employees and Third-party Personnel

- All employees fulfil their job security responsibilities, comply with systems and regulations, properly use and protect the information assets involved in their work, report information security incidents or potential risks in a timely manner, and participate in information security education and training

- Third-party personnel, such as outsourcing staff and suppliers, are required to sign non-disclosure agreements and strictly adhere to security management requirements

Data security organizational structure

Data Security Policies and Strategies

Noah Holdings upholds the core strategy of "classification and grading, minimum necessity, and end-to-end controllability" to build a data security management system for the entire lifecycle, achieving security control throughout the entire process from data generation to destruction.

Policy	Measures
Data classification and grading	Information and data are classified into four levels based on importance: Top Secret, Confidential, Internal Use, and Public. Data without a specified classification is managed as "Internal Use" by default. Sensitive data includes five categories of information: client, product, operational, employee, and transaction. Differentiated protection requirements are established for different levels of data, with clear access permissions and usage standards.
Minimum necessity	This principle is applied throughout the entire data processing lifecycle, with data collection following the principles of legality, legitimacy, necessity, and good faith, and limiting the scope of processing to a minimum; access control adheres to the principle of "least privilege", with strict approval required for the creation and modification of permissions, and multi-factor authentication or secondary authorization for access to confidential-level and above data; and the scope of data sharing and transmission is strictly controlled, with any use unrelated to the original purpose prohibited.
End-to-end controllability	Through mechanisms such as asset inventory management, retention of operation logs, and regular audits and reviews, we achieve traceability and control over the entire data lifecycle. Each department is required to establish and maintain an information asset inventory for its own area and conduct a review and clean-up of permissions at least once a year.

Data Security Objectives

Noah Holdings' data security management is centered on the core objectives of "ensuring zero major information leaks, zero system operation interruptions, zero financial losses, and zero regulatory penalties", and is committed to building an information security system that is both compliant and resilient.

> **Short-term objectives:**
>
> We focus on compliance implementation and risk prevention and control, ensuring that we meet internal and external compliance requirements such as the Multi-Level Protection Scheme for cybersecurity, reduce the risks of client information leakage, system security vulnerabilities, and financial losses, and achieve zero penalties for non-compliant operations. Specific indicators include a new employee security training coverage rate of no less than 90%, 100% disaster recovery coverage for important systems, a security software installation and update rate of no less than 70%, and a timely vulnerability remediation rate that reaches an industry-leading level.

> **Long-term objectives:**
>
> We are committed to building a sustainably iterative security resilience system by continuously improving our information security and privacy management systems through the PDCA model, enhancing our ability to respond to complex cybersecurity threats, ensuring business continuity, and safeguarding client trust and the corporate brand reputation.

Data Security Certification

Noah Holdings places great importance on information security and privacy protection. During the reporting period, the Group passed the ISO 27001 information security management system certification (covering 100% of all business departments), the ISO 29151 personal data privacy protection management system certification (covering 100% of all wealth management business), and the review and license renewal certification by the Hong Kong Securities and Futures Commission (SFC). In addition, we conducted annual cybersecurity multi-level protection scheme work for four information systems—the new-generation trading system, the Glory Insurance Brokerage core system, the Smile Fund system, and the user basic services system, completing security testing, rectification, and graded filing, and obtained a Level III *Filing Certificate* from the national competent authority.

| Data Security and Privacy Protection Measures

Data Security Protection Measures

Noah Holdings integrates technical and managerial measures to build a multi-dimensional, all-scenario data and personal information security protection system that covers key stages such as data and personal information storage, transmission, and use. This ensures that every stage, from collection, access, and update/deletion to usage and storage, meets the highest security standards, thereby building a solid line of defense for user privacy. Concurrently, we strengthen management of cross-border data transfers, the IT security operations and maintenance system, and full product lifecycle management to create an integrated security governance framework that covers both domestic and overseas operations and spans the entire process.

NOAH 諾亞財富

Stage	Protective measures
Data collection	• We adhere to the principle of minimum necessity, collecting personal information only as required for specific scenarios, and do not obtain personal data from third parties unless mandated by law; Noah commits to minimizing data collection through third-party tools and limiting data retention unless required by law. • We fully respect the user's right to be informed by clearly stating the purpose, method, scope, and rules for collecting relevant information, as well as the rights users enjoy, such as the right to know, decide, access, correct, and delete their data, and obtain user consent through forms such as agreement confirmations and pop-up notifications.
Data access	• Role-based access control is implemented to segregate roles such as security management, data operation, and auditing, adhering to the principle of least privilege and strict approval processes to ensure employees access information on a need-to-know basis.
Data storage	• Sensitive data is protected during storage and transmission using encryption technologies such as the AES256 algorithm and SSL protocol, with key management handled by a unified KMS system. • Data classified as confidential or higher is stored in an encrypted format, and access passwords are set for terminals and media. • Classified electronic documents are stored uniformly on internal servers with strict access controls, and uploading to external cloud drives or open sharing is prohibited; classified paper documents are stored in secure cabinets and must not be left in public areas.
Data transmission	• The copying and transmission of data classified as confidential or higher require prior approval from the information security team, and the entire transmission process is encrypted. Top-secret files are strictly forbidden from being transmitted over the internet in plain text. • Encrypted files are transmitted via corporate email or Noah Cloud Drive, with the decryption password/key sent separately from the file. • The transfer of internal files to external parties requires approval from the head of the respective department, and a non-disclosure agreement must be signed before providing data to external partners.
Data usage	• Data classified as confidential or higher is displayed in a desensitized format, and sensitive information displayed on the system front-end is desensitized by default. • Data exports require a clear definition of purpose, scope, and authorized personnel, with the scope strictly limited to the minimum necessary when sensitive information is involved and subject to multi-departmental approval; data may only be used for authorized scenarios, must not be re-forwarded, and must be completely deleted after use. • We do not rent, sell, or provide personal data to third parties, except where necessary for business and transactions; if data sharing is required for business purposes, this will be explicitly stated in our privacy policy and will only proceed after obtaining user consent.

Stage	Protective measures
Third-party management	• We have established a comprehensive security management system for the entire supplier lifecycle. During the onboarding stage, we collaborate to assess the security capabilities of suppliers, giving preference to those who have passed the cybersecurity multi-level protection scheme assessment or obtained ISO 27001 certification, and sign non-disclosure agreements that clearly define security responsibilities and vulnerability remediation obligations. • During the routine supervision stage, we conduct security testing and monitor the implementation of confidentiality commitments; we have established clear qualification requirements for domestic and overseas SaaS/FaaS service providers, and upon service termination, we promptly reclaim resources and disable access rights.
Data cross-border transfer	• We have established comprehensive systems for data cross-border transfers and the management of overseas data to ensure that such transfers are lawful, legitimate, and necessary. • We strictly implement the *Provisions on Promoting and Regulating Cross-Border Data Flows*, standardize the procedures for data cross-border transfers, conduct security assessment declarations as required, and sign legally binding contracts with overseas recipients to clarify data security protection responsibilities and obligations. • We continuously conduct self-assessments of data cross-border transfer risks and undergo regulatory reviews, having successfully passed the Hong Kong Securities and Futures Commission (SFC) review during the reporting period. • We are strengthening the composition of our overseas information security team and continuing to advance overseas compliance and regulatory reviews to adapt to increasingly stringent international data security requirements.
IT security operations and maintenance	• We have built a comprehensive IT security operations and maintenance system covering eight major areas: personnel security, data center security, system security, network security, application security, operational security, IT outsourcing security, and security incident management. This ensures security controls and process management throughout all stages of information system acquisition, development, and maintenance, effectively mitigating potential data security risks.
Data security throughout the product lifecycle	• Requirements analysis: We conduct security requirement reviews for products/services to define compliance requirements and secure development standards. • System design: Corresponding plans are formulated based on product functions and security requirements. • System development: Secure coding is completed in accordance with the *Noah Application System Security Development Standards*. • System launch: Security testing and vulnerability closure are implemented, and the system can only go live after passing these checks. • System operation and maintenance: We continuously monitor the security and availability of products and infrastructure, strengthening incident response and data backup. • System decommissioning: Related assets such as storage media and hardware devices are managed uniformly.

Noah stipulates that employees must fulfil their job-related security responsibilities, properly protect information assets, and promptly report data security incidents. We have established a comprehensive information security incident reporting and response mechanism, allowing employees to report potential data security risks via a designated email address or Enterprise WeChat, with verified reports being recognized and rewarded according to regulations. Noah maintains a zero-tolerance policy towards information leakage, strengthens incentives and penalties, and handles violators on a tiered basis in accordance with the *Noah Information Security Violation Penalty Management Measures*, with repeated offences resulting in more severe consequences; if a third party engages in violations such as data leakage, they will be held strictly accountable according to their cooperation agreement.

> **Channels for reporting and appealing personal information issues:**
>
> Should you have any complaints or opinions regarding the processing of your personal information, please contact us through the following channels:
>
> - Noah Upright Customer Service Hotline: 400-821-5399 (Working hours: 08:00-18:00 on weekdays)
>
> - Personal Information Protection Email: upright. service@Noah-fund.com
>
> To ensure information security, we first verify the complainant's identity and credentials, and will complete the process within 15 working days after successful identity verification.

In the event of an information security incident, the Group immediately initiates an investigation procedure to analyze the cause, assess the impact, and implement timely rectification. If it is confirmed to be an internal violation, the Information Security Department will issue an incident investigation and risk rating report. For incidents involving the leakage of client privacy, Noah will immediately launch an investigation, analyze the cause of the incident, assess the scope of its impact, and take effective remedial measures.

In 2025, Noah handled zero incidents involving major security risks arising from information leakage. No information leaks were found to be caused by internal reasons at Noah, and there were no substantiated complaints of client privacy infringement or loss of client data.

Data Security Risk Prevention and Control

Noah Holdings has established a full-chain risk prevention and control system encompassing "proactive prevention, real-time monitoring, graded response, and review and improvement". Through technological innovation, process optimization, risk identification and assessment, preventive measures, and continuous monitoring, the system enables early detection and handling of risks, forming a closed-loop management mechanism that covers pre-event, during-event, and post-event stages, continuously enhancing the Group's overall information risk resilience and data security governance capability.

Prevention and control mechanism	Specific measures
Proactive prevention	• The first line of defense is constructed through regular risk assessments, vulnerability management, and emergency drills. The information security team conducts at least one comprehensive risk assessment annually, classifying risks into high, medium, and low levels based on their risk values. High-risk items must be addressed, while medium-risk items require further evaluation and decision-making. • A full-process vulnerability management mechanism has been established to implement closed-loop control over the classification, discovery, distribution, remediation, and re-testing of vulnerabilities. Critical vulnerabilities are fixed within 48 hours, and high-risk vulnerabilities are resolved within 14 calendar days. • Tabletop exercises, simulation drills, live-fire exercises, and specialized cybersecurity drills are organized annually. The entire process is recorded, and an improvement report is generated. Drill reports are retained for a minimum of five years.
Real-time monitoring	• It covers multiple dimensions including networks, systems, and data. We deploy intrusion detection services, conduct regular vulnerability scans and security patrols, and monitor traffic between various network security domains. • Through the self-developed security operations center (SOC) system, data processing activities are continuously monitored 24 hours a day to promptly detect security defects and vulnerabilities and implement immediate remedies. • We have established a dynamic account permission monitoring mechanism. We regularly review administrator accounts and accounts of resigned employees, and review firewall policies, WAF policies, and VPN accounts on a quarterly basis.
Graded response	• Information security incidents are classified into four levels (I-IV), with clear handling strategies for each level. For particularly major incidents (Level I), an emergency command team led by senior management is formed, and the disaster recovery plan is activated. • In the event of a data breach, relevant parties are notified, and remedial measures are taken as required. For breaches involving data classified as confidential or higher, the affected data subjects are informed.
Review and improvement	• Major security incidents and above undergo in-depth reviews to analyze their root causes. The lessons learned are then translated into improvements in policies, processes, or technologies, integrated into the PDCA cycle to continuously enhance defensive capabilities.



Internal Audit and External Audit

Noah conducts regular internal security checks and independent assessments by external professional organizations to promptly identify and address potential security risks, thereby strengthening information asset management. The categories, scope, and measures of internal audits and external audits are as follows:

	Category	Scope	Measures
Internal audit	Quarterly security inspections	All business	Measures include account permissions, outsourcing management, weak passwords, host vulnerability scanning, and security device configuration checks.
	Annual security patrols	All business	Measures include access control management, sensitive data management, change management, application system security assessment and testing, anti-virus measures, network management, backup and recovery testing, security baseline checks, and other related aspects.
External audit	Annual system audits	Certified core business	Invite external organizations to conduct supervision audits of the ISO 27001 information security management system, to comprehensively assess the security risks of our information assets and help us develop corresponding risk control measures.
	Cybersecurity classified protection testing	Information systems	In 2025, we invited external experts to carry out a series of tasks, including the classification and filing of cybersecurity protection levels, security construction, and security assessments for the next-generation trading system, Glory Insurance Economic Core System, Smile Fund System, and User Basic Service System. The Group invited external third parties to audit the aforementioned core businesses in accordance with the requirements for level protection testing and the annual review requirements of the ISO 27001 information security management system. No significant risks were identified through these assessments.

Data Security Culture Construction

Noah Holdings considers the construction of a data security culture a foundational project, reinforcing all employees' security awareness and fostering a culture where "everyone is a first-line responsible person for security" through training, publicity, policy implementation, and incentive schemes. The Group has established a tiered data security training system covering all employees and third-party personnel (including contractors), and conducts annual security awareness training for all staff on topics including policies and systems, professional skills, and special post requirements. New employees are required to sign an *Employee Confidentiality Agreement* and study the *Employee Information Security Handbook* upon joining. On-site outsourced personnel participate in regular information security training, and all external personnel must sign a code of conduct and receive security briefings before entering the premises. We continuously push security information and courses through WeChat Work and Noah Academy to enhance the coverage and effectiveness of training.

Additionally, Noah holds an annual information security week, conducting company-wide publicity through various online formats, and provides regular training for all employees, interns, outsourced staff, and partners. The Group organizes periodic phishing email tests, red-blue team exercises, and specialized reviews, and offers application security development training for developers to comprehensively enhance security awareness and response capabilities. At the same time, security requirements are specified during the partner onboarding phase, and centralized training is conducted quarterly for on-site outsourced personnel according to relevant regulations to reduce human-related security risks.

Noah's information security awareness-raising activities in 2025

Company-wide security awareness training	Organized security awareness training for all employees, including: • A mandatory information security course, with 1,709 participants. • 6 training sessions for interns, with 130 participants. • 12 Noah application security development training sessions, with 136 participants. • Total cumulative training duration of 3,418 hours.
Targeted security awareness training	The Noah Upright Fund Operations Department organized quarterly information security awareness training, with approximately 1,800 participant-sessions throughout the year, accumulating over 3,600 training hours.
Routine security awareness testing	Sent 7 company-wide phishing email security test messages. For those who did, specialized courses were pushed through Noah Academy, and their completion of the training was monitored.



Digitalization Empowering Sustainable Operations

Noah Holdings has built an intelligent operational platform and integrated comprehensive data resources, anchoring itself to the development trends of the AI era by upgrading AI to an operational infrastructure that is deeply integrated into the entire business process. Adopting an innovative fusion model of "human carbon-based intelligence × AI silicon-based capabilities", Noah not only helps clients effectively navigate market uncertainties and protect long-term wealth value, but also continuously drives the intelligentization of corporate operations, enhances efficiency, and refines services. This digital transformation empowers the implementation of sustainable development and solidifies the foundation for long-term value creation.

Dimension	Specific measures
 **Intelligent investment consultancy**	The AI RM "Noya", scheduled for launch in the third quarter of 2025, is deeply integrated with professional investment research logic, possessing capabilities in understanding financial context, analyzing investment strategies, and tracking market dynamics. It provides asset allocation advice and intelligent investment consultancy services based on clients' asset structures and cross-border needs, transforming from a passive response model to one of continuous companionship and expanding service coverage.
 **Internal services**	The creation of the intelligent customer service chatbot, "No Chat", covers a wide range of information queries, including product consultations, HR policies, and market dynamics, thereby enhancing the operational efficiency of middle and back offices. While optimizing service effectiveness, it retains a human touch, contributing to cost reduction, increased efficiency, and green sustainability in operations.
 **Underlying data empowerment**	Driven by data, we continuously build core capabilities and competitive advantages by developing digital KYC, KYP, and KYA business systems (the 3K technology module). This system, centered on creating client tags, investment consultant and product tags, and 3R tags, leverages underlying business data analysis and mining to achieve digital marketing, intelligent services, and visualized process management. It covers the entire business value chain, providing solid data support for digital and intelligent operations at every stage.
 **Decision-making and operations**	Leveraging the professional analysis from the *Noah Holdings CIO Report*, we use AI to enhance long-term trend insights and ESG decision-making analysis, proposing an "anti-fragile asset allocation" framework. Through diversified design across regions and asset classes, this framework supports responsible investment and sustainable wealth allocation across cycles. Concurrently, we focus on AI resource requirements, optimizing resource management to improve operational efficiency and using digital technology to drive long-term ESG value creation in all aspects.
 **Family heritage services**	By integrating AI technology into the entire family heritage service process, we are promoting industry upgrades. This includes enabling dynamic reviews of insurance policies, establishing an AI trust assistant to track risks, and providing family members with real-time, visible digital asset architecture diagrams. This allows professionals to focus on complex decisions, enhancing service efficiency and transparency, and supporting the sustainable inheritance of family wealth.



Case study: AI empowering the digital service ecosystem

To adapt to the diverse needs of wealth management for global Chinese clients and the trend of industry upgrades, Noah has fully launched its AI RM "Noya" through the iARK HK/SG App, serving over 400,000 global Chinese clients. This tool acts as an intelligent collaborative partner for financial advisors, deeply integrating "carbon-based human intelligence × AI silicon-based capabilities" to form five core advantages, including timely responses, personalized support, and full-process interaction. It efficiently connects the research system, service processes, and client needs, shifting wealth management services from passive response to continuous companionship. By empowering services with technology, we achieve a dual enhancement of efficiency and professionalism, building a sustainable digital operating system.



Noah officially launches AI RM "Noya" ▶



Case study: Noah Hong Kong's AI private event empowers growth

In terms of digital empowerment, Noah is committed to transforming cutting-edge technology into tangible client value. Noah held an exclusive forum themed "AI Empowerment for Breakthrough Growth" in Hong Kong, bringing together nearly 50 entrepreneurs for in-depth discussions with artificial intelligence experts. They jointly explored how AI is reshaping the logic of wealth management, focusing on practical pain points such as private data integration for enterprises and scenario-based empowerment, and shared best practices for translating data into value through AI implementation. This event extended Noah's AI strategy from an internal tool to external client empowerment, fully embodying the philosophy of driving the sustainable development of the service ecosystem with technology.







The Noah Hong Kong AI private event



Responsible Investment and Value Creation

Noah Holdings fully integrates ESG principles into investment decision-making and product development, actively practicing responsible investment and creating a financial product system that delivers both excess returns and investment resilience to provide robust asset management solutions for high-net-worth clients. Simultaneously, adhering to a "client-centric" philosophy, the Group has built a comprehensive service platform, standardized compliance in marketing, optimized client communication and complaint management, and enhanced investor education. This dual-driver approach of responsible investment and client service enables the creation of sustainable value.

| Responsible Investment Strategy and Product Innovation

Noah Holdings actively practices the concept of sustainable development by fully incorporating ESG factors into its investment decision-making and management processes. Adhering to responsible investment principles, Noah has established an ESG indicator system to screen financial advisors and fund managers, launched a dedicated ESG fund section, and issued several policies related to responsible investment. The Group continuously optimizes its ESG investment product matrix, deepens its ESG investment influence through diverse initiatives, and practices responsible investment through sustainable finance, thereby contributing to the industrial green transformation and high-quality, sustainable social development.

Responsible Investment Principles

To practice responsible investment, Noah Holdings and its subsidiary Gopher Asset Management officially became signatories to the United Nations Principles for Responsible Investment (UN PRI) in 2020 and joined the PRI Spring Initiative organized by the UN PRI in 2024. Noah has fully integrated ESG factors into its investment decision-making process, formulated internal policies such as the *Responsible Investment Policy Statement*, and continues to build a global ESG financial services platform for Chinese clients. The Group consistently adheres to responsible investment principles, deeply embedding ESG principles throughout the entire investment decision-making and management process. By establishing a professional organizational structure, integrating ESG investment factors, and innovating diverse investment strategies, we are building a financial product system that offers both resilience and sustainable value.

▶ **Building a Core Team and Capability System for Responsible Investment**

Our subsidiary, Gopher Asset Management, has established a Responsible Investment Research Group, which is a collaborative effort between the Gopher ESG Committee and its pre-investment, mid-office, and back-office departments. The CEO of Noah Holdings and the Chairman of Gopher Asset Management serve as the group leaders, spearheading core activities such as responsible investment research, product design and development, screening system construction, and brand promotion. Gopher's Investment Research Department is responsible for the annual review and revision of the ESG responsible investment strategy, flexibly adjusting its implementation based on market conditions and portfolio return volatility. The Group provides ESG investment research training for analysts and fund managers, requiring all research personnel to incorporate ESG factors into their industry and company research models. This ensures the implementation of the responsible investment strategy throughout the investment cycle, supported by dedicated ESG analysts responsible for analyzing ESG risks during the investment process.

▶ **Integrating ESG Investment Factors**

Noah and its subsidiary Gopher Asset Management collect ESG information from multiple channels, have established and implemented an ESG investment methodology, and build investment portfolios that align with ESG principles. In post-investment management, we actively respond to the UN PRI's strategy to "be an active owner" by incorporating ESG issues into our ownership policies and practices. We conduct prudent assessments of investee companies and disclose our engagement or proxy voting policies, as well as detailed engagement plans for addressing ESG issues.

ESG investment factor integration process

Investment research

Incorporating ESG as a key module in industry and company research, requiring researchers to develop an awareness of Responsible Investment and to formulate a systematic Responsible Investment methodology and screening criteria.

01

ESG due diligence

Utilizing a due diligence questionnaire checklist that covers ESG content to collect ESG information.

02

Investment target screening

During the investment strategy formulation process, we fully consider corporate ESG risks and opportunities, incorporate ESG factors into the screening of investment targets, and ultimately create investment portfolios that align with ESG investment principles.

03

To ensure that the source of our investment value chain complies with ESG standards, we extend rigorous ESG assessments to the selection of our external investment partners. When selecting fund managers, we use their corporate governance, ESG integration capabilities, historical compliance records, and team professionalism as core admission criteria, thereby controlling sustainability quality from the asset source.

In 2025, Noah continued to create "long-term, stable, and sustainable" financial products by deeply incorporating ESG factors into the assessment framework for all new asset classes, including digital assets. We have established a dedicated assessment process that focuses on key ESG risks such as the energy consumption of underlying technology, data security and privacy protection, regulatory compliance, and governance transparency. Through strict screening criteria and due diligence, we guide clients to prioritize assets or projects with superior sustainability performance while embracing technological innovation, thereby practicing responsible investment with manageable risks.


NOAH 諾亞財富

Case study: CIO report leads innovation in responsible investment allocation methodology

Through core platforms like the *CIO Office Report*, Noah proactively transforms its analysis of macroeconomic sustainable development trends into a rigorous and standardized investment discipline. In the *H2 2025 CIO Office Report*, we innovatively proposed a "three-pillar" asset allocation model to address macroeconomic uncertainty, along with core principles of "low-correlation allocation thinking" and a "dual-track layout". This approach constructs a resilient portfolio comprising inflation-benefiting, deflation-benefiting, and Bridge Assets, and systematically maps out thematic pathways covering wealth security, intergenerational succession, and business longevity. While focusing on the financial returns of assets, we deeply integrate macroeconomic risk analysis and wealth architecture planning to ensure that ESG principles and responsible investment principles are systematically incorporated into the entire asset allocation process.

▶ **Innovative ESG Investment Strategies**

Noah continuously incorporates diverse responsible investment strategies into its fund business, including negative screening, positive screening, thematic investment, ESG integration, and impact investing. For the investment targets and managers of different product types, Noah has developed differentiated ESG screening criteria:

Venture Capital (VC)/Private Equity (PE)

This approach not only sets requirements for managers regarding team structure, investment strategies, and ESG capabilities but also establishes ESG restriction standards for investee companies and fund companies. Gopher Asset Management applies positive and negative screening strategies to its investments in both the Primary and Secondary Markets for private equity. Through its Hongshulin platform, Gopher Asset Management evaluates the ESG-related performance of fund managers across various dimensions, including board structure, internal control mechanisms, alignment of interests, fair treatment of investors and shareholders, employee remuneration mechanisms, and historical compliance records, thereby providing professional empowerment and value support for private ESG products.

Public Securities Funds

We focus on screening for targets that exhibit excellence in management scale, institutional recognition, shareholder governance, investment research capabilities, and social governance performance.

Real Estate Funds

The focus is on shareholder background, team composition, investment strategy, and risk management, with a prohibition on collaborating with managers involved in numerous related-party transactions or those with high product risk.

Merger and Acquisition (M&A) Funds

Priority is given to collaborating with brokerage firms that excel in four performance indicators: "net revenues from M&A financial advisory" "number of equity primary underwriting deals" "net revenues from underwriting and sponsorship business" and "scale of private placement business". We concentrate investments in sustainable industries such as healthcare, energy conservation and environmental protection, and advanced manufacturing, and have established clear screening criteria for the soundness of incentive mechanisms, the construction of business firewalls, and the stability of M&A business capabilities.

Alternative Credit

We conduct social responsibility and governance screening at both the manager and underlying asset levels to control the sustainable development risks of alternative credit assets.

The aforementioned strategies have already been applied in our pioneering thematic investment practices. While accurately capturing long-term industrial trends, we strictly adhere to the investment disciplines of risk diversification and portfolio resilience, achieving an organic integration of ESG-integrated investment and long-term thematic positioning. For instance, in the field of artificial intelligence, we uphold the principle of "structure over theme", precisely positioning our investments around AI infrastructure such as computing power, electricity, and data centers. Rather than blindly chasing market hotspots, we position these as "foundational portfolio" assets and, leveraging their characteristics of stable, long-term returns, design allocation schemes that effectively complement assets like technology stocks and private equity.

 **Case study: Proactively analysing the technology sector to enhance ESG integration investment strategies**

Noah leverages forward-looking research to identify long-term structural opportunities, continuously putting its responsible investment strategy into practice. In response to the wave of artificial intelligence development, our CIO research team has proposed a "three-stage framework for AI development", clarifying that AI has now entered the phase of infrastructure construction and large-scale deployment, where the industry's growth logic is shifting from a technology narrative to being capital expenditure-driven. Adhering to the core principle of "structure over theme", Noah positions AI infrastructure as a foundational, underlying asset in portfolios. We follow a portfolio construction logic of a "stable underlying foundation, dynamic mid-layer adjustments, and cautious top-layer allocation", creating diversified and complementary investment portfolios by considering asset cash flow characteristics, correlation structures, and volatility performance. This approach balances stable long-term returns with comprehensive risk control, thereby fulfilling our core commitment to being responsible for our clients' assets.

▶ **Practising a Client-oriented Philosophy of Responsible Allocation**

All of Noah's responsible investment practices are led by the senior management team grounded in a profound understanding of contemporary trends, ensuring our strategies are both forward-looking and built on a solid intellectual foundation. Noah has put forward the core thesis of "technology-driven deflation" and has formulated a dual-track allocation framework to address the "coexistence of inflation and deflation". We steadfastly believe that true wealth management must uphold a sense of morality, pursue the overall optimization of client assets, and embody a humanistic touch. By deeply integrating macroeconomic analysis with our fiduciary duties, we have established Noah's core principle of "driving long-term investment with deep insights".

We anchor the ultimate goal of responsible investment in safeguarding and enhancing the long-term wealth of our clients. We have proactively established the core principle of "protect first, then grow", advocating for the construction of an "anti-fragile" asset structure. This is implemented through a pyramid allocation model comprising a "safety buffer, stable core, and growth driver". Through diversified allocation, we concurrently manage risk control and tap into long-term value, placing the long-term security of client wealth at the heart of our strategy.



Case study: Leading responsible investment practices with scientific investment research

In February 2025, Noah released the *2025 H1 CIO Report*. Centered on the theme "selecting the optimal solution through a process of elimination", the report introduced for the first time a new paradigm of "holistically optimal" wealth management. This report promotes an upgrade in wealth management from the traditional "three attributes" to a higher-dimensional "three perspectives" of completeness, diversification, and suitability. It constructs a three-tiered pyramid allocation system of a "safety buffer, stable core, and growth driver", adhering to a mindset of considering worst-case scenarios and maintaining a long-term perspective. By integrating the responsible investment philosophy throughout the entire asset allocation process, we assist clients in building resilient wealth systems that can navigate economic cycles.

ESG Investment Products

Noah Holdings and its subsidiary Gopher Asset Management translate the philosophy of responsible investment into accessible financial solutions by creating actively managed ESG products and building convenient investment channels. This approach caters to the diverse needs of different clients and directs capital towards sustainable development fields.

We have comprehensively integrated ESG investment decision-making into our actively managed businesses, such as private and public securities. In November 2022, Gopher Asset Management collaborated with Rayliant to launch an ESG private product, the Gopher Rayliant Quantitative A-share Strategy. The ESG evaluation framework for this product is regularly updated by the Noah Gopher Rayliant ESG Committee. It employs a dynamically updated assessment framework to assign comprehensive ESG scores to target stocks, constructing an ESG stock pool through the positive screening of high-quality targets and the negative screening of high-risk ones, while using fundamental quantitative methods to optimize the portfolio. We strengthen risk control through monthly risk monitoring and by tracking the ESG rectification progress of investee companies, thereby achieving full-cycle management covering pre-investment, in-investment, and post-investment phases.

To lower the entry barrier for sustainable investment, Noah launched the "selected ESG Funds Zone" on its Smile Fund and iNoah platforms in June 2021, helping individual investors align their financial goals with their personal values. We have built an "ESG product shelf" covering multiple strategies, including ESG integration, green themes, and impact investing. Through continuous screening and optimization, we provide clients with diversified allocation tools that offer both financial returns and social value, thereby promoting the widespread adoption of the responsible investment philosophy.



Key Performance:

- In 2025, the AUM of Noah's responsible investment products:

Positive screening: RMB **21** million

Thematic investment: RMB **12** million

- As at the end of 2025,

Noah and its subsidiary Gopher Asset Management had cumulatively launched public fund products with total subscriptions exceeding RMB **36** billion. A cumulative total of **11** ESG Private Securities Fund products had been issued, with an AUM of RMB **0.17** billion

ESG Investment Impact

Noah Holdings continues to deepen its ESG impact investment practices, driving the implementation of the responsible investment philosophy through industry leadership, product innovation, and ecosystem co-construction. We consistently operate the "China Asset Manager Impact Investing Alliance", influencing partners such as cooperative GPs and investee companies through numerous industry exchanges and forums to jointly promote sustainable development. On the product side, Gopher Asset Management has enhanced its active ESG management and full-cycle risk control, continuously enriching its ESG product shelf to cover integration, green themes, and impact investing, thus lowering the barrier to sustainable investment. Concurrently, we adhere to international standards such as the UN PRI, regularly publish the *ESG Investment Stewardship Report*, have been included in the *S&P Global Sustainability Yearbook (China Edition) 2025*, and received the United Nations' "Sustainable Impact Project Award", gaining authoritative recognition for our ESG impact investing.



Key Performance:

As at the end of 2025, the Impact Investment Alliance has received responses from over **50** asset managers





Responsible Client Management

Noah Holdings upholds a "client-centric" philosophy, focusing on "security" "succession" and "sustainability". By creating an integrated service platform, standardizing compliant product marketing, and improving client communication and complaint management mechanisms, we provide comprehensive one-stop services, continuously enhancing the breadth and depth of our offerings. At the same time, Noah deeply integrates AI into the entire wealth management process and relies on its "localized globalization" strategy to build a service network for the global Chinese community. This provides core support for optimizing responsible investment strategies, innovating sustainable products, and managing clients responsibly, thereby constantly improving service efficiency, empowering intergenerational family succession, and fulfilling our responsibility to create value with a long-term investment horizon.

Comprehensive Product Services

Noah Holdings deeply understands that the needs of high-net-worth clients and families have evolved beyond simple wealth appreciation to encompass a comprehensive system that includes asset security, intergenerational succession, a global lifestyle, and spiritual resonance. We are firmly committed to upgrading our role from an "asset allocation provider" to a "long-term partner and co-creator for families". In addition to managing financial assets, we are dedicated to safeguarding our clients' "better selves and more secure futures", fulfilling our profound responsibilities and long-term commitments through a comprehensive service system that spans the globe and endures across cycles.

▶ Forward-looking Allocation and Professional Research

The Noah CIO Office continuously produces forward-looking wealth management methodologies and asset allocation frameworks. These research outcomes are systematically integrated into client communications and solution designs by our advisory teams, helping investment portfolios to self-adjust and achieve balanced growth in different market environments. Noah accurately identifies long-term trends, such as the AI industrial revolution, and core risks, like geopolitical issues, translating them into actionable allocation advice that is implemented through a selection of the best products across the entire market, thereby conscientiously fulfilling our long-term responsibility for our clients' assets.

▶ Family Succession and Comprehensive Solutions

Leveraging its professional "Glory Family Heritage" brand, Noah has established a three-tiered service architecture comprising a "functional layer, solution layer, and tool layer", which revolves around core functions such as security and order, multi-generational prosperity, foundational asset allocation, and enduring business legacy, while focusing on five key heritage themes. The solutions deeply integrate tools like tax planning, identity & residency planning, insurance, trusts, and offshore companies to assist clients in addressing comprehensive needs including asset protection & segregation, intergenerational development, corporate governance, and control arrangements. Through its "Enduring Family Business" courses, intergenerational dialogue workshops, and arts and humanities activities, Noah empowers family communication and the transmission of values, achieving a dual inheritance of both wealth and spirit.



Case study: Using comprehensive product services to customize systematic family heritage solutions

Noah's GLORY platform focuses on the complex heritage needs of high-net-worth families, breaking the limitations of single products to build a comprehensive service system of "products + tools + supporting services", delivering customized solutions from the perspective of a "chief architect" and "lead coordinator":

Product and tool integration:

We coordinate core products and tools such as insurance, trusts, tax structures, and corporate architectures to create a multi-layered heritage framework of "tax and residency status + trust structure + insurance protection", thereby solidifying the foundations of wealth security and inheritance.

Cross-jurisdictional product adaptation:

Capitalizing on our "Hong Kong + Singapore" dual-hub strategy, we integrate compliant financial product resources from both locations, leveraging Hong Kong's advantages in capital mobility and Singapore's tax-friendly environment to match clients with product implementation solutions in a suitable jurisdiction.

Dynamic product optimization:

We have established a cross-disciplinary professional team to initiate product or structure reviews within 72 hours of policy changes, and combined this with AI-driven policy health checks and risk tracking functions to ensure that our comprehensive product solutions evolve dynamically with client needs.

End-to-end supporting services:

A cross-jurisdictional heritage committee has been established to integrate professional resources in law, taxation, and education. This provides full lifecycle implementation support for comprehensive product solutions, achieving seamless synergy between "product delivery + service follow-up".

Through the diversified integration, cross-jurisdictional adaptation, and dynamic optimization of our products and tools, we have upgraded our services from single-product sales to a comprehensive systematic service that precisely meets the security, flexibility, and long-term requirements of family heritage.

▶ **Globalized One-Stop Comprehensive Services**

Noah has built a mature, one-stop global service network to support clients' cross-border asset allocation and lifestyle planning.

Global Wealth Management Platform

Covering eight major categories including VC/PE, Hedge Funds, and Public Funds, we meet clients' needs for diversified, cross-regional asset allocation.

Global Insurance Brokerage and Trust Services

Through our licensed entities in locations such as Hong Kong and Singapore, we provide cross-jurisdictional insurance planning and family trust services; our subsidiary Ark Trust serves as an independent trustee and is recognized by a number of listed companies.

Global Lifestyle Planning Services

Leveraging the Dovisa brand in key hubs like New York, Singapore, Hong Kong, and Tokyo, we offer comprehensive support for immigration, overseas education, property acquisition, and relocation.



NOAH 諾亞財富

▶ **Intelligent Tools and Service Innovation**

Noah prudently advances the application of technologies such as artificial intelligence to continuously enhance service efficiency and client experience. Our AI wealth assistant, "Noya", enables human-machine collaborative services, expanding the breadth and depth of our offerings in areas like client insight, asset analysis, and round-the-clock support. Concurrently, through innovative business models like CCI, we integrate the professional expertise of our CIO Office, Client Strategy Office, and Product Solutions Office, shifting from single-product sales to comprehensive solutions based on in-depth needs, thereby providing more precise and responsible client services.

 **Key Performance:**

As at the end of 2025,

- Gopher Asset Management's assets under management reached RMB **141.7** billion, of which private equity assets under management reached RMB **127** billion

 **Case study: Olive 2025 Global Investor Summit and service innovation**

Noah's subsidiary, Olive Asset Management, held its 2025 Global Investor Summit, bringing together top-tier institutional managers from around the world, including Goldman Sachs and Macquarie. The summit explored global market opportunities and delivered expert analysis and allocation strategies across diverse sectors such as AI, European Private Credit, and infrastructure. In parallel, drawing on its global investment research system, Olive has launched a fully discretionary service that achieves three-dimensional allocation across assets, countries, and product types. This service dynamically adjusts its positioning to align with the primary trends of the AI era, using globalized and diversified products and services to precisely meet clients' core needs for wealth preservation, inheritance, and growth.

Olive Asset Management holds its 2025 Global Investor Summit in Hong Kong

Compliance Marketing

Noah Holdings actively practices responsible marketing, strictly controlling the compliance management of the entire product recommendation and sales process. We adhere rigorously to local laws and regulations such as the *Supervisory and Administrative Measures for Sales Agencies of Publicly Offered Securities Investment Funds* and the *Securities Investment Fund Law*, and have formulated and implemented the *Administrative Measures for Product Promotional Materials* to specify standards for promotional content and management.

Product promotional materials

We insist that content must be truthful, accurate, and complete, ensuring that product elements are consistent with legal product documents and regulatory requirements, and that risk warnings and related data are authentic and traceable. Before any product is launched, it undergoes a compliance review in accordance with our procedures and is verified by the compliance department.

Product sales process

Financial advisors are required to strictly follow compliant sales practices, focusing on the suitability between product risks and the client's risk tolerance, and to fully discharge their duty of risk disclosure. We have established a periodic review mechanism to continuously monitor client suitability and authentic feedback, dynamically safeguarding the legitimate rights and interests of our clients.





Noah actively uses technology to enhance service levels and compliance capabilities. Through our CRM client management system and the "WeNoah" app, we have become one of the first in the industry to implement full-process online "dual recording", which effectively improves the compliance and transparency of the sales process while simultaneously optimizing the client service experience.

Furthermore, Noah regularly conducts specialized training on compliant promotion of wealth management products. This training covers financial regulations, product features, compliant language, risk warnings, and after-sales service to enhance the professionalism and compliance awareness of our employees, and to eliminate improper marketing practices such as exaggeration, misrepresentation, sensationalism, or one-sided interpretations in promotional activities.

Key Performance:

In 2025,

- Noah held a total of **12** training sessions on compliant product promotion for financial advisors, with a cumulative attendance of **180** participants

Investor Education and Financial Literacy Enhancement

Enhancing investors' financial literacy and risk awareness is the cornerstone of the healthy development of the wealth management industry, and it is also a core path for Noah Holdings to practice responsible service and achieve sustainable development. To this end, we have established a systematic, multi-layered, and comprehensive investor education system to continuously transform professional research into clear and accessible financial wisdom, helping clients build a complete wealth knowledge framework and jointly fostering a rational, healthy, and sustainable financial market ecosystem.

Systematic empowerment

Enoch Education creates systematic learning paths

Through our "Enoch Education" division, and guided by the philosophy of empowering clients with lasting knowledge rather than merely providing products, we have developed a blended online and offline curriculum and study tour system covering five major themes, including investment management and business administration. This system helps clients develop rational, long-term financial planning capabilities. The course content is deeply integrated with the ESG wealth management framework, actively encouraging clients to focus on sustainable development concepts and responsible investment trends, and promoting a profound combination of value investing and responsible finance principles.

Continuous accompaniment

CCI strategy empowerment achieves continuous value delivery

Centered on our "CCI Strategy Empowerment" series of activities, which revolves around a three-dimensional wealth management system of a "safety buffer, core portfolio, and growth drivers", we consistently deliver professional content. This covers cutting-edge fields such as tax planning, risk hedging, asset allocation, AI, and hedge funds, and is complemented by monthly strategy updates and CIO viewpoint interpretations, helping clients systematically enhance their asset allocation and risk management capabilities to achieve full-cycle wealth planning support.

Broadening horizons

High-end summits build a globalized cognitive framework

Through high-end platforms such as our regularly held Global Investor Summits, we bring together international experts from institutions like Goldman Sachs, Wellington Management, and Schroders. They provide in-depth analysis on cutting-edge topics including the global economic landscape, AI industry trends, and cross-border allocation strategies, helping clients to enhance their cognitive perspectives and decision-making fortitude in complex market environments and strengthen their vision for globalized asset allocation.

Knowledge dissemination

Diversified platforms help to enhance public financial literacy

Through lecture series such as the "N+ Global Salon", we invite authoritative scholars and economists to continuously interpret macroeconomic trends and policy logic. We transform professional investment knowledge into decision-making references that are understandable and applicable for the public, earnestly fulfilling our social responsibility to popularize financial knowledge and helping to build a rational and healthy investment culture.



Noah will continue to deepen its investor education system, empowering investors to navigate changing markets with stability in a professional, transparent, and sustainable manner, and jointly promoting the long-term value growth of the industry and society.

Key Performance:

In 2025,

- Enoch Education held **7** online courses and investor education activities, reaching a cumulative total of over **2,000** participants; we also held **18** offline courses and investor education activities, with a cumulative total of **349** participants

Case study: ARK Global Growth Summit, empowering forward-looking financial wisdom

In 2025, Noah hosted the ARK Global Growth Summit, bringing together over 500 Chinese wealth managers. The summit featured authoritative speakers, including the Dean of the School of Economics at Fudan University and an economist from Goldman Sachs, who interpreted global macroeconomic trends and policy logic, focusing on future core allocation areas such as artificial intelligence and digital currencies. At the same time, the chief editor of the CIO report provided an on-site interpretation of professional analysis, translating complex insights into actionable strategies to help clients enhance their cognitive abilities and strategic resolve to navigate economic cycles.

Case study: The "N+ Global Salon" lecture series, providing forward-looking financial education

Noah's "N+ Global Salon" series of events conducts financial education across multiple cities, focusing on market hotspots. The Shanghai session featured a guest professor from Fudan University who, addressing topics of client concern such as trade dynamics, the technological revolution, and asset allocation, deconstructed the logic of trade wars amidst the global economy's "irregular state" and China's industrial upgrade path, while also providing practical advice on three major asset allocation directions—US technology, Chinese manufacturing, and commodities—thereby transforming professional economic analysis into accessible investment knowledge and helping clients enhance their market analysis and decision-making capabilities.



全球会客厅
新质生产力
人形机器人
科技革命
房地产调整
美元贬值
从技术破局到产业重塑：
科技革命4.0与中国经济
的突围

A professor from Fudan University speaks at the "N+ Global Salon"



Case study: Partnering with universities to create a study society for in-depth financial education for entrepreneurs

Focusing on enhancing the financial literacy of entrepreneurs, Noah has collaborated with universities to launch the "Entrepreneurs' Globalization Strategy and Financial Practice Study Society". Employing a model that integrates theory with practice, the program features core modules on geopolitics, globalization development, and financial investment practices. It combines expert lectures with visits to benchmark enterprises and top financial institutions, delivering professional financial education from multiple perspectives to empower entrepreneurs in their global financial decision-making and practical capabilities.

From 26 February to 1 March 2025, the third and fourth modules of the study society, developed by Noah in partnership with the Shanghai University of Finance and Economics, were held in Hong Kong. The sessions focused on global financial investment practices, asset allocation, and wealth preservation and inheritance, featuring expert lectures and organizing visits for participants to leading institutions such as Apollo Global Management and PIMCO to share investment methodologies and insights on wealth succession, thereby putting into practice responsible client financial education and value empowerment.



The third and fourth modules of the Entrepreneurs' Globalization Strategy and Financial Practice Study Society held in Hong Kong

Client Feedback and Continuous Improvement

Noah Holdings has established the *Client Complaint Management System*, which covers all business scenarios and processes. Centered on clarifying responsibilities, standardizing procedures, and achieving closed-loop optimization, the system effectively safeguards the legitimate rights and interests of clients and continually enhances service quality. The Group has set up a holding-level joint conference on client complaint management as the decision-making body, with the Global Wealth Management Client Service team responsible for overall execution. This team coordinates with various business units and departments, including legal, compliance, and risk control, to form an efficient cross-departmental collaborative mechanism.

Noah has established diverse and accessible channels for receiving client complaints, including 400 service hotlines, the 96 relationship manager hotline, a dedicated complaint email address, the 12386 direct transfer system, online customer service, WeChat Work, postal mail, and in-person visits. These channels focus on gathering client evaluations and feedback on our business and services, providing comprehensive business consultation, communication feedback, and complaint handling services.

Client complaint and feedback channels:

- 400 Customer Service Hotlines: 4008200025 and 4008215399

- 96 Relationship Manager Hotline: 021-962516

- Complaint Email: complaint@Noahgroup.com



Relationship managers and middle- and back-office staff from all departments are required to report complaint information to the complaint team within one working day of receiving a complaint directly from a client, in accordance with Noah's client complaint handling standards; failure to report or delayed reporting will be handled according to regulations upon verification. For confirmed complaints from clients, the customer service department will classify them as either client complaint feedback or a major client rights and interests dispute based on the severity of the incidents, and then transfer them to the corresponding industry/business department, the Client Fiduciary Committee, and other relevant departments for resolution.

▶ **Continuous Optimization Mechanisms and Initiatives**

We use complaint handling as a key driver to establish an integrated optimization and tracking mechanism for our processes, systems, and procedures. We implement time-bound rectifications and improvements categorized by violations of rules and discipline, process and system issues, and system functionalities. Through regular self-inspections, training empowerment, and accountability measures, we transform client feedback into a driving force for service upgrades, creating a virtuous cycle of client rights protection and sustainable corporate development.

In 2025, Noah has focused on complaint cases to optimize its client management mechanism from the three dimensions of process, risk, and service. The specific practices are as follows:

Area of optimization	Key initiatives
Optimization of processes and collaborative mechanisms	● **Optimization of service and information processes:** Improved the client information management methods, added a "needs synchronization" process to service SOPs, and optimized client information tagging rules; upgraded product documentation processes and the information display rules on the app. ● **Cross-BU client complaint coordination:** Clarified complaint responsibilities based on a principle of "product ownership + employee accountability".
Strengthening of risk management and control	● **Liquidation risk control:** Implemented quarterly reviews and system alerts for funds with a scale of less than RMB 6 million to ensure clients receive adequate support before liquidation; launched a liquidation warning function, supplemented by alternative solutions such as products with similar strategies and funds with waived subscription fees. ● **Sales compliance control:** Enhanced contract specifications for long-term fund products to balance client needs with compliance requirements, and strengthened preservation management for high-net-worth clients.
Upgrade of complaint system and services	● **Clarification of complaint organization responsibilities:** Delineated the duties of complaint teams within each business unit, clarifying the responsible parties at each stage. ● **Service and philosophy upgrade:** Established a dedicated channel for post-investment requests, adopting an "apology + value-added service" model to address client sentiment; shifted the service philosophy from "solely handling complaints" to a dual focus on "risk control + client relationship management", promoting the standardization of the complaint process and exploring the use of AI tools to assist with compliance matching.



Key Performance:

In 2025, Noah

- A total of **70** product and service complaints were received, with the customer service department properly handling all **70** instances of client complaint feedback, resulting in a **100**% complaint resolution rate and a **97.14**% timely resolution rate; **5** process, system and procedure optimizations have been completed, with **2** in progress.

- The Client Fiduciary Committee tracked a total of **3** cases related to fiduciary duties; **2** process/system/procedure optimizations have been completed, with **1** in progress.

- **0** incidents involving litigation or media-related reputational risk.

Client Experience and Satisfaction Management

Noah Holdings has always been client-centric, dedicated to building long-term, warm, and responsible client relationships. We firmly believe in the uniqueness of each client. Building on a foundation of standardized service processes, we leverage our systematic professional capabilities and collaborative service teams to provide investors with deeply personalized and supportive wealth management solutions throughout their journey, ensuring that our advice precisely aligns with their philosophies and long-term goals.

▶ **Systematic Professional Service Framework** Noah has established a closed-loop, efficient service process and a professional support structure to guarantee the professionalism, continuity, and consistency of its services.

Four-step investment service process

- We follow a comprehensive standard process "Listen to needs → Establish wealth goals → Provide allocation advice → Finalize and execute plan → Conduct regular portfolio reviews", to offer clients a fully supported service throughout their investment journey.

Financial advisors RM collaborative service team

- **Asset Allocation Specialist:** Maintains client relationships and provides professional asset allocation advisory services.

- **Fulfilment and Service Delivery Specialist:** Responsible for investment execution, ongoing management, and back-office operational support.

- **Product and Solution Specialist:** Provides specific investment product classifications and solution recommendations.

CCI integrated professional support system

- **Chief Investment Officer (CIO) Office:** Responsible for macroeconomic analysis and formulating top-level asset allocation strategies.

- **Client Strategy Office (CSO):** Develops cross-product line solutions based on in-depth analysis of client segments.

- **Investment Product and Solution (IPS) Office:** Responsible for the research, due diligence, and implementation of specific product lines to achieve optimal overall asset allocation for clients.

▶ **Building Long-term, Win-win Client Relationships**

Noah deepens its long-term, trusted connections with clients through full-lifecycle services and profound value-added support.

Upgrading the member service system

We have launched the "Nobei" global client loyalty points program. By ensuring points do not expire and are redeemed through a compliant entity in Singapore, we demonstrate our long-term investment horizon and commitment to transparent governance, providing clients with exclusive full-lifecycle benefits such as fee deductions, service waivers, and access to exclusive event places.

Creating high-end communication platforms

We host the annual Global Black Diamond Client Conference, establishing an exclusive, high-end communication platform for global Chinese high-net-worth clients to continuously strengthen client trust and brand connection.

Providing systematic family heritage services

We have moved beyond a singular asset allocation model to build a "systematic companionship" service centered on a three-tiered framework of assets (sustainable growth structure), architecture (risk-buffering mechanisms), and governance (intergenerational value carriers), striving to become a trusted partner in intergenerational family wealth succession.

▶ **Extending service boundaries to enhance overall client well-being**

Noah extends beyond the scope of traditional financial services, offering a diverse range of non-financial value-added services to meet clients' spiritual, cultural, and healthy living needs, thereby enhancing their overall well-being and brand identification.

Advocating the "smart wealth" and healthy living philosophy

We have organized events such as the Global Wealth Summit, symphony concerts, and City Runs in partnership with the Yefeng Running Club, integrating the wisdom of long-term investment with the philosophy of physical and mental well-being. Additionally, we have established the "N+ Noah Power Sports Space" in Shanghai to physically embody the principles of long-term self-discipline and continuous growth.

Creating exclusive community experiences

Through the iNGC National Cloud Golf League, we construct an exclusive "competition + social" environment, complemented by value-added benefits such as AI-powered swing data optimization and eligibility for global summits, thereby enhancing the high-end, exclusive service experience.

Providing "music+" customized care

We customize exclusive concerts for corporate clients and provide professional music development planning and access to high-quality teaching resources for their children, embodying our brand philosophy of "wealth with love" through in-depth, exclusive non-financial services.



Customer Satisfaction Management

Noah has established a systematic client feedback and improvement mechanism, continuously listening to client voices to drive service quality enhancement. We conduct annual client satisfaction surveys, focusing on evaluating frontline services, the quality of our relationship managers' services, and the standards of our products and services, with the feedback serving as the core basis for service optimization. In 2025, the satisfaction survey score for the Group's 400 clients (covering 96.2% of clients) was 98.

Case study: Creating a high-end wealth co-creation platform and practicing responsible client management

Using its 18th Global Black Diamond Client Annual Conference as a platform, Noah developed a high-end wealth co-creation platform themed "AI Access, Co-creating the Future", attracting over 3,000 Chinese clients worldwide to this cross-regional intellectual gathering and deepening its responsible management of long-term client value through three key initiatives:

- **Professional empowerment of wealth structures:** We collaborated with global thought leaders and top institutions for in-depth discussions on key topics and innovatively launched the "Ten-Star Advancement Path" global wealth management system to help clients build resilient and stable long-term wealth structures.

- **Intelligent upgrading of the service experience:** The launch of "Noya", an AI assistant based on cutting-edge technology, enhances service efficiency and personalization through a synergistic model of "human carbon-based intelligence × AI silicon-based capabilities".

- **Expanding intergenerational service connections:** We established exclusive sessions for the next generation of client families, extending our services to them and creating a future-oriented growth environment to fulfil our long-term promise of being a "companion across generations".

- **Coordinated services with global resources:** We organized visits to leading global institutions, combining professional resources with intelligent services to provide clients with an immersive, full-cycle service experience that deepens the long-term connection of being a "companion across generations".

By integrating thought leadership, professional tools, and intelligent technology, Noah has transformed its annual summit into a client value co-creation platform, continuously strengthening long-term partnerships built on professional trust.



The "AI Access, Co-creating the Future" 2025 Noah Black Diamond Client Annual Conference



Case study: Hosting a golf study tour and global tournament circuit

Noah's ARK NGC, a subsidiary of Noah, collaborated with Enoch Education to launch the inaugural Japan Golf Study Tour, which deeply integrates the sport of golf with the philosophy of wealth management. This allows clients to grasp the core investment principles of patience, decision-making, and risk management while on the course, echoing the Group's asset allocation philosophy. The event featured invited experts who provided in-depth analysis of sectors such as Japanese investment and healthcare, and also incorporated Eastern cultural experiences like Zen meditation and tea ceremonies, creating a multifaceted, immersive value-added service that enriches the dimensions of the client experience.

Simultaneously, Noah NGC has launched a global golf tournament circuit, having held over 50 events to date, attracting more than 1,000 clients. By establishing an exclusive communication platform for high-net-worth clients and employing a distinctive, scenario-based value-added service model, we continuously enrich the client service experience. This deepens emotional connections and shared values with our clients, effectively enhancing client satisfaction and brand recognition, further putting into practice our client service philosophy of being "long-term, warm, and responsible".







NOAH's ARK NGC × 以诺教育
2025
日本高尔夫研学
樱花秘境洞见财富管理哲学
一场关于耐心、决策与执行的修行

「风雨不改，
诺亚有约」
2025
iNGC
全国云端高尔夫联赛启幕

The golf study tour and global tournament circuit



Case study: Upgrading the Nobel exclusive benefits system to create a holistic client value experience

In 2025, Noah officially launched its new Nobei exclusive benefits system and initiated its activation season. Leveraging the iARK account, the system accurately distributes benefit points to clients, creating a one-stop matrix of exclusive services across seven key areas, including global travel, generational succession, premium healthcare, and global tax intelligence. This benefits system comprehensively covers core client needs such as high-end travel, family succession, medical and health services, tax planning, and elite education, precisely matching the global lifestyle scenarios and holistic wealth management demands of high-net-worth clients. Clients can accumulate points through various means, such as referring friends and making new investments, to unlock star-level upgrades and secure places at high-end events like the Singapore Global Wealth Management Summit, thereby further enhancing their experience and strengthening the long-term bond of trust.

03

Noah's Oasis

Climate Response and Green Operations

Noah Holdings actively responds to the national strategic goals for "carbon peaking and carbon neutrality" by integrating climate change response into its green operational management. The Group continuously reduces the environmental impacts of its operations by optimizing energy and water resource utilization and advancing green building practices. Furthermore, resource conservation and standardized waste disposal are promoted in daily operations, supporting sustainable development through a green and low-carbon operation pattern.

Material topics covered in this chapter

- Climate Change Response
- Green and Low-carbon Operations
- Supply Chain Management

SDGs focus in this chapter













6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND

Environmental Sustainability Commitment

Noah Holdings has formulated and published its *Energy and Environmental Policies*, strictly adhering to relevant environmental laws and regulations. It responds to environmental sustainability requirements through pragmatic measures such as energy conservation, emission reduction, environmental protection, carbon management, and information disclosure. The Group deeply integrates low-carbon and environmental protection concepts throughout its entire operational process, continuously reducing its environmental footprint and building a community for ecological protection together with its clients.

Commitments	Execution in 2025
Energy conservation and emission reduction We promote environmental action plans on energy conservation, emission reduction, and reduced consumption of energy and resources. The Group responsibly manages waste, conducts greenhouse gas accounting and monitoring, and mitigates its environmental impacts.	• Leveraging its digital management system, Noah conducts comprehensive annual accounting of energy consumption, water usage, waste generation, and greenhouse gas emissions in its Shanghai and Hong Kong offices. Through a "single-screen management" approach, the Group achieves precise environmental data management, supporting its low-carbon operations with transparent and traceable digital capabilities. In 2025, the Group's total greenhouse gas emissions amounted to 1,925.20 tonnes of CO_2 equivalent. • The Group substitutes video conferencing for business travel, reducing annual carbon emissions by over 2,000 tonnes and effectively lowering the carbon intensity of transportation. • In February 2025, the Group commissioned a third-party professional institution to develop a carbon neutrality plan for the " Asia Environmental Protection Public Welfare and Investment Sustainability Forum" in Singapore. After calculating the event's carbon emissions, we purchased and retired 68 tonnes of Carbon Emissions of Public Buildings (CEPB) through the Guizhou Green Gold Low-Carbon Trading Center, thereby achieving carbon neutrality for the event.
Environmental protection We continuously enhance and advance various environmental protection initiatives, utilizing energy-efficient products and services that minimize environmental impact. In all of its products, activities, and services, Noah prioritizes the use of sustainable energy and resources, ensuring their effective utilization to reduce carbon emissions and minimize significant impacts on the environment and natural resources, thereby working towards its long-term goals for carbon peaking and carbon neutrality.	• Noah signed the *COP16 (Business for Nature COP16 Business Statement)*, advocating for collaboration between governments and businesses to advance ecological protection. The initiative aims to reverse the trend of nature degradation by 2030 and jointly build a nature-positive and net-zero society. • Noah launched the "Spring Rain Rebirth" program, which recycles plastic bottles into eco-friendly school uniforms and donates them to rural children. Each school uniform can be made from 28 plastic bottles, contributing to pollution and carbon reduction through waste recycling.

Environmental commitments and execution in 2025

Commitments	Execution in 2025

Carbon management

The Group establishes targets and actions to inventory and reduce Greenhouse Gas (GHG) Emissions, supporting the goal of the Paris Agreement under the *United Nations Framework Convention on Climate Change* to limit the global temperature increase to below 2℃.

- The ESG Group of Noah's Sustainability Committee, in conjunction with the Group's Risk Management Department, officially established a TCFD Working Group, integrating climate risk management into the Group's core risk management framework. The working group is responsible for formulating the Group's climate risk policy and periodically assessing the impacts of climate change on the Group's operations and investments, ensuring climate-related issues are deeply embedded in business decision-making. Using 2024 greenhouse gas emissions data as a baseline, Noah has for the first time released a Group-level net-zero target, committing to achieve carbon neutrality before 2050.

- In 2025, in compliance with the *Fund Manager Code of Conduct* (FMCC) issued by the Hong Kong Securities and Futures Commission, Noah completed and disclosed for the first time the Scope 1 and Scope 2 greenhouse gas emissions carbon footprint of the underlying portfolios for funds with material climate risks. This initiative fully integrates climate factors into the entire investment process, fulfilling regulatory disclosure requirements with transparent information.

Public disclosure

The Group publishes sustainability reports annually and updates its ESG website to disclose the environmental sustainability performance of Noah Holdings to external stakeholders. Through these channels, it promotes environmental sustainability and enhances awareness among its stakeholders.

- Since 2014, Noah has prepared and disclosed its sustainability reports for 12 consecutive years, actively responding to the concerns of its stakeholders. The Group participates annually in major ESG ratings such as S&P CSA Questionaires, MSCI ESG Ratings, Refinitiv ESG Ratings, and Wind ESG Ratings, comprehensively demonstrating the progress of its ESG practices to investors.

Environmental commitments and execution in 2025



Climate Change Response

Noah Holdings fully recognizes the significant impacts of climate change on global asset allocation and continuously strengthens its high-level design and long-term strategic planning for climate response. Referring to the IFRS S2 and TCFD frameworks, we have established and continue to refine a climate change management system based on "Governance-Strategy-Impact, Risk and Opportunity Management-Metrics and Targets". This enhances our climate response resilience and contributes to the high-quality achievement of the national "carbon peaking and carbon neutrality" goals.

| Governance

Noah Holdings has established a top-down and three-tiered climate governance structure across the Group, encompassing decision-making, management, and executive levels. This structure clearly defines the responsibilities at each level, ensuring the orderly implementation of climate risk management. For details on the sustainability and climate governance structure, please refer to the " Sustainability Governance" chapter.

Board of Directors

- As the highest body responsible for climate risk management, it is tasked with formulating climate response strategies, policies, and objectives, as well as overseeing the identification, assessment, and management of climate-related risks and opportunities across the entire Group.

ESG Committee and Risk Management Committee

- ESG Committee: Responsible for implementing climate strategy and managing objectives, identifying short-, medium-, and long-term climate risks and opportunities, establishing corresponding targets and management policies, and regularly reporting to the Board of Directors on climate risk issues and implementation progress reports.

- Risk Management Committee: Convenes meetings regularly to review climate risk points at the business and operational management levels of subsidiaries, assess the Group's overall climate risk, and report to the Board of Directors on the progress and outcomes of climate risk management projects.

Sustainability Working Group

- This group is collaboratively responsible for formulating climate risk management policies and supervising the impact of climate risk on the Group's operations and investments; it is also tasked with ensuring target implementation and coordinated execution, comprehensively carrying out and coordinating all internal and external climate-related matters for the Group.

Climate risk management implementation matrix

- Corporate Governance Group: Coordinates the execution of climate-related governance.

- Responsible Investment Group: Integrates climate risk into investment management.

- Employee Relationship Group: Promotes climate-related employee actions.

- Environmental Protection Group: Implements green operations and emissions reduction measures.

- Community Engagement Group: Advances climate-related public welfare and brand communication.

Climate governance structure

Strategy

To advance the identification, assessment, and management of climate risks and opportunities, Noah Holdings closely monitors issues such as policy and regulations, market dynamics, business strategy, the Group's reputation, and physical risks. It systematically analyses their impact and transmission pathways on the business model and value creation. The Group also conducts quantitative assessments of physical risks through scenario analysis, incorporating the results into its strategic decision-making, daily operations, and risk management. Building on this foundation, the Group continuously enhances its energy and resource efficiency, reduces its operational environmental footprint, strengthens its climate adaptation capabilities, and empowers sustainable development.



Physical Risks

Noah Holdings has conducted a physical risk scenario analysis for the year 2025 based on the Representative Concentration Pathways (RCPs) from the Fifth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC), selecting the RCP4.5[1] (medium-low emissions) and RCP8.5[2] (high emissions) scenarios. Using the Shanghai Noah Wealth Center as the assessment subject, the analysis covered 13 types of climate-related physical risks, including extreme high temperatures, extreme precipitation, and flash droughts. We focused on assessing the level of physical risk for the relevant asset in the short term (2030), medium term (2050), and long term (2080). Through indicators such as disaster frequency and intensity[3], asset exposure[4], and vulnerability[5], we quantitatively evaluated the potential impact of key physical risks on business operations and financial performance under different scenarios to enhance the Group's climate resilience and support strategic and risk management decision-making. The results of the physical risk assessment are as follows:

Assessment of asset exposure to physical risks at Noah Wealth Center[6]

Scenario type	Time horizon	Risk type											
		Chronic risks						Acute risks					
		Water scarcity	Sea level rise	Warming trend	Wet trend	Wind trend	Dry trend	Extreme heat	Extreme precipitation	Flash drought	Tropical cyclone	River flood	Coastal flood
RCP 4.5	Baseline	Medium-low	–	Medium-low	Medium	Medium	Medium-low	High	High	Medium	High	Low	Low
	2030	Medium-low	Low	Medium	High	Medium	Medium-low	High	High	–	–	Low	Low
	2050	Medium-low	Medium-low	Medium	High	Medium	Medium-low	High	High	–	–	Low	Low
	2080	–	Medium	High	High	Medium	Medium-low	High	Medium	–	–	Low	Low
RCP 8.5	Baseline	Medium-low	–	Medium-low	Medium	Medium	Medium-low	High	High	Medium	High	Low	Low
	2030	Medium-low	Low	Medium	High	Medium	Medium-low	High	High	–	–	Low	Low
	2050	Medium-low	Medium-low	High	High	Medium	Medium	High	High	–	High	Low	Low
	2080	–	Medium	High	High	Medium	Medium	High	Medium	–	–	Low	Low

---

[1]RCP4.5 Scenario: In this scenario, strong global mitigation actions will be taken, reducing greenhouse gas emissions to half of their current levels by 2080, and the Earth's radiative forcing will stabilise at 4.5W/m² by 2100.

[2]RCP8.5 Scenario: This scenario assumes business-as-usual greenhouse gas emissions at the current rate. In this scenario, the Earth's radiative forcing will be greater than 8.5W/m² by 2100, with a projected global temperature increase of over 4℃.

[3]Refers to the frequency and intensity of various climate hazards in the region where the asset (i.e., Shanghai Noah Wealth Center) is located.

[4]Asset exposure focuses on the risk exposure of an asset to specific climate hazards. The greater the quantity or value of the asset, the higher the exposure and the greater the risk.

[5]Vulnerability refers to the ability of an asset to withstand specific climate hazards, determined jointly by two indicators: industry sensitivity and regional sensitivity. Industry sensitivity refers to a sector's sensitivity and capacity to withstand a specific climate hazard, while regional sensitivity refers to a specific region's capacity to respond to that hazard.

[6]The cells marked with "—" are excluded from the analysis due to data availabilityconstraints.

For the identified physical risks, Noah has conducted an in-depth value chain impact assessment, systematically tracing their transmission pathways and quantifying the potential impact on key financial indicators. Based on the results of the analysis, the Group has fully integrated its response measures into its overall strategy and climate action plan, promoting the integrated implementation of risk management and strategic execution.

Analysis of Noah's significant physical risks and corresponding response measures

Risk type	Impact period	Description of potential risks	Value chain impacts	Financial impacts	Risk response measures
Acute risks	Short, medium, and long term	• Extreme weather events such as extreme high temperatures, extreme precipitation, and floods may cause damage to office facilities and equipment, operational interruptions, and material losses, thereby increasing expenditure on repairs, emergencies, and recovery. • Disruptions to transport, electricity, and communications caused by events like extreme precipitation will affect employees' ability to commute to work, posing a potential interference with customer service and business continuity. • Extreme weather may impact the supplier system, leading to service interruptions, equipment damage, or logistical disruptions. This affects procurement efficiency and delivery stability, indirectly increasing operating costs.	Upstream Operations	• Increase operating and management costs • Result in asset impairment losses • Increase expenditure on property and employee insurance • Decrease operating revenue	• We implement a smart energy management system, optimize the operation of cooling and ventilation equipment, and perform regular maintenance on key facilities to ensure stable and safe workplace operations during high-temperature weather. • We improve heatstroke prevention measures by providing anti-heatstroke supplies for employees and visitors, while also purchasing commercial insurance to enhance employee health and safety protection. • We conduct regular maintenance of rainwater pipe networks and drainage systems, and stockpile supplies such as flood-control sandbags, water pumps, and emergency medical supplies to enhance our disaster response capabilities. • We have formulated the *Emergency Plan for Typhoon and Flood Prevention*, which clarifies procedures for personnel evacuation, material transfer, and emergency rescue to ensure a rapid response to unexpected incidents.
Chronic risks	Medium and long term	• Water shortages and droughts will drive up energy and water costs and may lead to abnormal operation of cooling and sanitation facilities, which increases operating expenditure and affects operational stability.	Operations	Increase operating and management costs	• We continuously optimize water management, install high-efficiency water-saving equipment, and have established an inspection mechanism to eliminate water wastage, spillage, and leakage. • We conduct water conservation awareness campaigns and training for employees, integrating the concept of water saving into daily operations.

Transition Risks and Opportunities

In 2025, Noah Holdings conducted a climate transition risk and opportunity analysis on the Group's investment portfolio and core operational assets, based on the climate scenario framework from the Network for Greening the Financial System (NGFS). For this analysis, the NGFS-Nationally Determined Contributions Scenario[1] (a high-emission scenario) and the NGFS-Net Zero 2050 Scenario[2] (a low-emission scenario) were selected. We quantified the additional emission reductions required to achieve a low-carbon transition and calculated the transitional Climate Value-at-Risk (CVaR)[3] as a key indicator for measuring the impact of climate factors on the Group's financial performance.



Transition Risks Value at Risk (%)

From a temporal perspective, the transitional Climate Value-at-Risk under the NGFS-Net Zero 2050 scenario shows a continuous downward trend over time, whereas this indicator remains relatively stable under the NGFS-Nationally Determined Contributions scenario, indicating that although a deep emission reduction transition involves higher short-term costs, it can significantly reduce transition risks and unlock positive value in the long term.

Noah actively identifies, assesses, and manages climate-related transition risks and opportunities at the Group level. Leveraging the results of our quantitative analysis of transition risks, we systematically review the transition risks faced by the enterprise by holistically considering changes in external policies and regulations, industry development trends, and the Group's own business layout, combined with peer benchmarking and judgements from internal and external experts. In this way, we are committed to maintaining business resilience and strategic initiative throughout the low-carbon transition process.

[1] This scenario assumes that the climate pledges made by governments in their Nationally Determined Contributions (NDCs) as of early 2021 will continue throughout the 21st century. This will result in a gradual decline in greenhouse gas emissions, leading to a global average temperature rise of approximately 2.5° C above pre-industrial levels by 2100.

[2] This scenario assumes that through stringent climate policies and innovative technologies, the global temperature rise will be limited to within 1.5℃. Under this pathway, global net-zero CO2 emissions will be achieved around 2050, with jurisdictions such as Europe, the United States, and Japan reaching net-zero GHG emissions.

[3] Climate Value-at-Risk (CVaR): A key metric used to quantify corporate transition risks. It represents the potential costs incurred by a company due to carbon pricing and related policies as a proportion of its Total Enterprise Value, under specific timeframes and scenario assumptions.

Analysis of Noah's significant transition risks and opportunities and corresponding response measures

Risk/ Opportunity category	Transition risk/Climate opportunity	Impact period	Description of potential risks and opportunities	Value chain impacts	Financial impacts	Risk and opportunity response measures
Transition risks						
Policy and regulations	Increasingly stringent government requirements for low-carbon transition	Short, medium, and long term	As "carbon peaking and carbon neutrality" targets become more stringent, stricter emission reduction and regulatory policies from governments and exchanges will increase the Group's carbon credit purchases and investment in energy-saving facilities, while also driving up electricity and procurement costs, placing upward pressure on overall operating expenditures.	Operations	Increase operating and management costs	• We dynamically track the carbon reduction policy trends of financial institutions, promptly assess their potential impact on business activities, and ensure compliant business operations. • Energy consumption and emissions are reduced by using new energy charging piles, phasing out high-energy-consumption assets, and promoting green office practices. Additionally, carbon management costs are reviewed annually to facilitate reasonable budget allocation. • Through regular communication and assessments by professional teams, ESG risk management is deeply integrated into supplier management to promote the low-carbon transition of the supply chain.
Technology	High cost and difficulty of use for low-carbon transition technologies	Medium and long term	Biofuels, carbon capture and removal projects, and high-quality carbon credits currently face practical challenges such as insufficient commercial maturity and high costs, making their technological application and investment returns not universally viable in the short to medium term.	Operations	Increase operating and management costs	• Through its subsidiary Gopher Asset Management, the Group actively invests in and finances green, low-carbon, and new energy-related industries, leveraging the power of finance to drive technological innovation and sustainable development. • An internal carbon pricing mechanism has been established, setting a shadow carbon price of RMB 90 per metric ton of carbon dioxide equivalent. This is used to assess the environmental impacts and benefits of corporate activities, guide low-carbon-oriented investment decisions and internal governance, and provide a reference for employees and Stakeholders on environmental governance progress. • We continuously strengthen collaboration with suppliers and research institutions to promote the dissemination and application of emission reduction technologies, jointly accelerating the low-carbon transition process.
Market	Increasing investor focus on green finance products	Short, medium, and long term	Clients are showing an increasingly significant preference for green finance products, putting pressure on traditional fossil fuel-related assets. Changes in the allocation of high-climate-risk assets could have a lasting impact on the Group's future revenue structure.	Downstream	Reduce operating revenue	• We continue to deepen our ESG product layout: both our domestic and overseas Public Funds platforms, Smile Funds and iNoah, have established dedicated ESG sections. Gopher Asset Management has also launched ESG Private Securities Funds products. These are tracked long-term and regularly updated by a professional team to carefully select high-quality ESG funds for clients, helping individual investors create long-term value while pursuing investment returns.



Analysis of Noah's significant transition risks and opportunities and corresponding response measures

Risk/ Opportunity category	Transition risk/Climate opportunity	Impact period	Description of potential risks and opportunities	Value chain impacts	Financial impacts	Risk and opportunity response measures
Transition risks						
Reputation	Failure to meet carbon commitments affecting Noah's reputation	Medium and long term	Regulatory requirements for mandatory disclosure of data such as carbon emissions are becoming stricter. If the Group's emission reduction results and climate governance performance fall short of expectations, it may face the dual pressures of higher financing thresholds and damage to its brand reputation.	Operations	Increase operating and management costs	• We strictly comply with the laws and regulations of our operating locations, benchmark against mainstream international information disclosure frameworks, and transparently disclose our progress in responding to climate risks annually through our sustainability reports. • Under the coordinated direction of the Board of Directors and the Sustainability Committee, we have integrated climate issues into the core of the Group's strategy, continuously improving carbon management standards and building an industry-leading climate change management framework.
Transition opportunities						
Energy	Digital management enhancing energy efficiency	Short, medium, and long term	Noah enhances energy efficiency through the synergy of technology and management, employing digital methods to reduce costs and increase effectiveness, thereby injecting strong digital momentum into its low-carbon transition.	Operations	Reduce long-term operating and management costs	• The construction of the Building Automation (BA) system has been completed, and it is projected to save the Group approximately 10% in electricity consumption annually. • We conduct real-time monitoring and dynamic adjustment of equipment operations are conducted to implement fine-grained control over air conditioning, lighting, and mechanical and electrical equipment. • Energy conservation systems and a dedicated energy management checklist have been established to ensure standardized and energy-efficient energy use and to clarify energy-saving priorities.
	Deploying new energy charging piles to optimize the energy consumption structure	Short and medium term	Noah is leveraging the deployment of new energy charging piles to proactively optimize its end-use energy structure, increase the consumption and use of green electricity, and expand the application of clean power in mobility scenarios. This not only reduces operational carbon emissions but also optimises the energy mix, laying the foundation for a low-carbon, efficient, and intelligent energy system.	Operations	Reduce long-term operating and management costs	• Between 2025 and January 2026, 12 new energy vehicle charging piles will be installed, which is expected to increase charging pile coverage to 30% and further raise the proportion of new energy used by the Group.

Analysis of Noah's significant transition risks and opportunities and corresponding response measures

Risk/ Opportunity category	Transition risk/Climate opportunity	Impact period	Description of potential risks and opportunities	Value chain impacts	Financial impacts	Risk and opportunity response measures
Market opportunities	Issuing green/ESG financial products	Short, medium, and long term	Amidst the global transition to a low-carbon economy, Noah continuously explores investment value in the low-carbon sector, driving the green transformation of its own business structure and helping clients share in the new momentum of low-carbon economic growth.	Downstream	Increase operating revenue	• Targeting high-net-worth clients, we are actively building an ESG investment service system, progressively integrating ESG assessment criteria into the investment decision-making process, and providing clients with sustainable investment solutions that deliver both financial returns and environmental and social benefits by continuously incubating ESG-themed products.
	Promote the green and low-carbon transition of the industrial chain	Medium-term Long-term	Noah fully leverages its professional advantages in green finance, extending ESG principles and practices to the upstream and downstream of the value chain, and promoting the accelerated low-carbon transformation of its portfolio companies and partners through post-investment empowerment and supplier collaboration, thereby responding to the national carbon peaking and carbon neutrality strategy through the power of finance.	Upstream Operations Downstream	Reduce operational and management costs	• We actively participate in ESG industry exchanges and cutting-edge forums, and support research and report publications on sustainable investment topics, using our professional expertise to promote the widespread dissemination and implementation of responsible investment principles.





| Impact, Risk and Opportunity Management

Noah Holdings has formulated and published the *Noah Climate Risk Management Guidelines*, providing an institutional framework for integrating climate risk into the comprehensive risk management system. We have constructed a comprehensive climate risk management system centered on core elements such as governance structure, risk appetites and limits, institutional processes, monitoring and reporting, assessment and evaluation, and data systems, standardizing the climate risk identification and assessment processes. The Group has designated its business departments, risk management department and internal audit department as the three lines of defense for climate risk management, with each performing its duties and collaboratively implementing control requirements to effectively manage operational climate risks and continuously enhance the Group's risk management system.

Three lines of defense for climate risk management

First line of defense
- As the first line of defense in climate risk management, business departments bear the primary responsibility for climate risk control, strictly enforcing green finance access standards in key processes such as project screening and supplier selection, and embedding climate risk considerations into business decisions to achieve front-end risk identification and effective control.

Second line of defense
- As the second line of defense in climate risk management, the risk management department undertakes policy coordination and independent supervision responsibilities, leading the formulation of climate risk management policies, standards, and requirements, and providing management tools, process specifications, and professional training support for all business lines.

- Through independent monitoring and evaluation, the risk management department continuously tracks the climate risk status and trends of the Group and its various business segments, strictly implements a one-vote veto system for green finance business, and conducts systematic evaluations of the effectiveness and applicability of climate risk management.

Third line of defense
- As the third line of defense in climate risk management, the internal audit department independently performs supervisory and evaluation duties, periodically auditing the implementation of climate risk management, the performance of green finance business, and the effectiveness of related processes and internal control systems, systematically assessing the reasonableness and effectiveness of internal controls and proposing improvement suggestions to management.

Three lines of defense for climate risk management

 **Case study: ARK conducts portfolio carbon emission accounting**

In 2025, Noah's subsidiary ARK Group actively responded to the Hong Kong Securities and Futures Commission's *Code of Conduct for Fund Managers*, completing the Carbon footprint identification and information disclosure for Scope 1 and Scope 2 greenhouse gas emissions for eight products, including the Gopher China Fund's independent investment portfolio, marking substantial progress for the Group in climate risk management and information disclosure.

Metrics and Targets

Noah Holdings has set a net-zero target for the Group, using 2024 greenhouse gas emissions data as the baseline, and commits to achieving carbon neutrality by 2050. To achieve this climate goal, we have integrated climate action into our corporate development strategy, systematically reducing carbon emissions through efficient energy use, optimization of our energy structure and green operations.

Greenhouse gas emissions[1]

Indicator	Unit	2025	2024	2023
Greenhouse gas emissions (Scope 1)	tCO2e	58.48	65.60	67.54
Greenhouse gas emissions (Scope 2)	tCO2e	1,824.61	2,162.95	2,115.97
Greenhouse gas emissions (Scope 3)	tCO2e	42.12	43.87	52.45
Greenhouse gas emissions (Scope 1 + Scope 2 + Scope 3)[2]	tCO2e	1,925.20	2,272.41	2,235.96
Greenhouse gas emissions intensity[3]	tCO2e / RMB million	0.74	0.87	0.68

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[1]The scope of environmental data statistics in this annual report covers Noah's Shanghai and Hong Kong workplaces.

[2]Greenhouse gas (GHG) emissions (Scope 1 + Scope 2 + Scope 3) include GHG emissions from gasoline consumption and purchased electricity at Noah's Shanghai and Hong Kong workplaces, as well as emissions from purchased municipal water. The Scope 1 emission factor for gasoline combustion for 2025 references the *2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Refinement)*. The Scope 2 emission factor references the national average electricity CO2 emission factor of 0.5306 kgCO2/kWh from the *Announcement on the Release of 2023 Electricity Carbon Dioxide Emission Factors* issued by the Ministry of Ecology and Environment and the National Bureau of Statistics. The Scope 3 emission factor for purchased municipal water references the *China Product Life Cycle Emission Factors (2022)*, which is 1.85 kgCO2e/m³.

[3]Greenhouse gas emissions intensity = Greenhouse gas emissions / Net revenues



Promote Green Operation

With environmental compliance as our cornerstone, Noah Holdings integrates green, low-carbon and sustainable development principles into the entire operational process of the Group. We comprehensively promote low-carbon offices, low-carbon procurement and low-carbon travel, and continuously reduce the environmental impacts of our own operations through measures such as efficient energy and water use, procurement of energy- and water-saving facilities, and standardized waste disposal. These efforts effectively protect the surrounding ecosystem and community environmental safety, safeguarding our natural environment through responsible operational practices. In 2025, the Group did not have any major environmental violations.

| Energy Management

Noah Holdings strictly complies with relevant laws and regulations such as the *Energy Conservation Law of the People's Republic of China* and has formulated and publicly released the *Noah Energy and Environmental Policies* and the *Declaration of Carbon Reduction Action*. The Group's energy consumption primarily stems from electricity used for air conditioning, lighting and office equipment in its office buildings. We have made reducing energy consumption our primary goal for energy and carbon management, and we continuously promote energy conservation and emission reduction through measures such as optimizing energy consumption supervision and management, deploying new energy sources, creating low-carbon workplaces and strengthening energy-saving awareness. In 2025, the Group continued to deploy and complete a digital energy management system to facilitate the digital control of energy in office buildings, reducing carbon emissions through refined management.

Key initiatives of energy saving and carbon reduction
Optimise energy consumption supervision and management	- We have introduced a data management platform from a professional third-party organization to systematically record, organize and verify data on resource consumption, such as water and electricity, and use this as a basis for the precise calculation of carbon dioxide emissions. - In 2025, Noah completed the deployment of a Building Automation (BA) system. Through real-time monitoring and energy consumption analysis of electrical and mechanical equipment such as power, air conditioning and ventilation, the system accurately identifies high-energy-consumption areas for timely optimization, ensuring maximized energy efficiency. It is expected to save the Group approximately 10% in electricity consumption annually. - Through a centralized management model at the headquarters, the administration department coordinates electricity monitoring, analysis and energy-saving work, complemented by a dedicated energy management checklist, to drive continuous improvements in energy efficiency through institutionalized and refined control.
Deploy new energy sources	Between 2025 and 2026, Noah Wealth Center plans to add 12 new charging stations, which will increase the charging station coverage rate to 30%. This initiative aims to expand the use of new energy in the Group's operations and employee commuting, continuously optimizing our energy structure.

Create a low-carbon workplace	**Air conditioning equipment:**
	● We strictly enforce the standard of setting air conditioners to 26℃, achieving energy-efficient operation while ensuring office comfort.
	● Security personnel conduct patrols four times daily to promptly switch off air conditioning in unused areas, thereby eliminating unnecessary energy consumption.
	● During periods of high summer temperatures, we increase the frequency of temperature checks and adjust air conditioning operating parameters in real-time according to actual temperature changes to provide cooling on demand.
	Lighting equipment:
	● We have replaced existing lights with energy-saving LED tubes, reducing electricity consumption while meeting office lighting requirements.
	● Every evening at 8 p.m., we switch off the power to all unused lighting and air conditioning in office areas to reduce overnight standby energy consumption.
	Mechanical and electrical equipment:
	● Time control devices have been installed on mechanical and electrical equipment, such as exhaust fans, to automatically switch them to standby mode during non-working hours, thus lowering energy consumption from idle operation.
Strengthening energy conservation awareness	● We have launched a themed month for energy conservation and environmental protection to enhance employee awareness of saving energy.
	● Employees are encouraged to turn off their monitor screens when leaving their desks for extended periods to reduce standby power consumption.
	● We encourage employees to develop the habit of switching off air conditioning and lights when they leave for lunch or at the end of the workday.
	● Idle printers are switched off before the end of the workday to eliminate overnight standby power loss.
	● After meetings, the air conditioning and lighting are promptly turned off, implementing a "lights-off when you leave" policy.
	● Employees are encouraged to use public transport for their commute to reduce carbon emissions.



Energy consumption[1]

Indicator	Unit	2025	2024	2023
Direct energy consumption				
Petrol consumption by own vehicles	L	26,839.15	28,752.89	29,627.59
Indirect energy consumption				
Purchased electricity	GJ	12,379.56	14,511.02	13,357.01
Total energy consumption[2]	GJ	12,672.80	15,440.97	14,311.42
Energy consumption intensity[3]	GJ / RMB million	4.86	5.94	4.34

Water Management

Noah Holdings' water consumption primarily stems from daily office activities, including drinking water, restroom facilities, and fire safety systems, all of which are supplied by the municipal water system, ensuring a stable and reliable source. We place a high degree of importance on the conservation and rational use of water resources, continuously enhancing the sophistication of our water management by strengthening consumption monitoring, upgrading and maintaining water-saving equipment, establishing inspection systems, and promoting water conservation awareness, thereby integrating the principle of water saving into every detail of our operations.



Dynamic monitoring and response

We have implemented daily monitoring of water meters, combined with three daily inspections by the management department, to promptly identify and address any water usage anomalies and ensure control at all times.

Technological empowerment and preventive maintenance

All pantries and washrooms are fully equipped with sensor taps, while regular maintenance is conducted on water-using equipment to prevent leaks and drips at the source.

Dedicated personnel and responsible management

The responsibility for water conservation in washrooms is assigned to cleaning staff, who regularly inspect and record the usage status of taps and other equipment.

Key water conservation initiatives

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[1]The scope of environmental data statistics in this annual report covers Noah's Shanghai and Hong Kong offices.

[2]Within the disclosure scope, there is no use of diesel, coal, or other direct energy sources. Energy consumption data is calculated using the relevant conversion factors provided in the *General Rules for the Calculation of Comprehensive Energy Consumption (GB/T 2589-2020)*, issued by the General Administration of Quality Supervision, Inspection and Quarantine of the People's Republic of China and the Standardization Administration of China, and includes electricity and gasoline.

[3]Energy consumption intensity = Total energy consumption / Net revenues

Water resource consumption[1]

Indicator	Unit	2025	2024	2023
Water consumption	tonnes	22,765.15	23,713.00	28,349.62
Water consumption intensity[2]	tonnes / RMB million	8.72	9.12	8.60

Green Office

Noah Holdings strictly adheres to relevant laws and regulations such as the *Environmental Protection Law of the People's Republic of China* and the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes*, and has formulated and publicly released the *Noah Energy and Environment Policies* to regulate the green operations of the Group's office premises. We uphold the "3R" principle (Reduce raw material use, Reuse resources, and Recycle items), to continuously promote the efficient allocation of resources and build a green and low-carbon office environment.



---

[1]The scope of environmental data statistics in this annual report covers Noah's Shanghai and Hong Kong workplaces.

[2]Water consumption intensity = Water consumption / Net revenues

Promoting paperless offices and process digitization

- Through system e-transformation, we have fully achieved the online and standardized operation of office procedures, implemented an OA system, and optimized online systems and processes to reduce paper consumption at the source.

- Double-sided printing and recycling bins are set up in photocopying rooms, encouraging employees to return paper with non-confidential information to the recycling bins to facilitate paper recycling.

- We actively guide clients to use online services to jointly promote paperless and information-based office operations.

Increasing investment in green office construction

- In equipment procurement, workplace renovation, and daily operations, Noah prioritizes the selection of energy-saving and environmentally friendly equipment and materials.

- We implement centralised control and recycling for stationery supplies to reduce unnecessary resource waste.

Waste sorting and safe disposal

- We have formulated the Waste Sorting Operation Guide, which specifies the sorted handling of non-hazardous waste such as office refuse and kitchen waste, as well as small quantities of hazardous waste like discarded electronic products, all of which are handed over to qualified third-party organizations for recycling and disposal.

Employee environmental training and awareness

- By encouraging video conferences to reduce business travel and conducting publicity campaigns on energy conservation and environmental protection, we integrate environmental concepts into daily routines.

Green office highlighted initiatives

Waste emissions[1]

Indicator	Unit	2025	2024	2023
Total non-hazardous waste	tonnes	798	615	1,841.25[2]
Non-hazardous waste emission intensity[3]	tonnes / RMB million	0.31	0.24	0.56

Responsible Supply Chain

Noah Holdings has formulated regulations such as the *Noah Bidding Management Measures for Purchasing* and the *Noah Overseas Procurement System*, and during the reporting period, revised the *Noah Supplier Management System for Purchasing*, the *Noah Purchasing Policy*, and the *Noah Outsourcing Management System* to further standardize the management processes for suppliers and outsourced personnel, promoting compliance, transparency, and efficiency in supply chain management.



10%

90%

Global supplier of Noah:
1,452

● Mainland China   ○ Overseas

Supplier ESG Management Systems

Noah Holdings has established a comprehensive process for supplier admission, management, appraisal, evaluation, and exit, and deeply integrates ESG principles into the entire lifecycle management of its suppliers.

---

[1]The scope of environmental data statistics in this annual report covers Noah's Shanghai and Hong Kong workplaces. Due to the nature of its business, Noah's production and operational processes do not generate hazardous waste or waste gas emissions (including nitrogen oxides, sulphur oxides, and other pollutants regulated by national laws and regulations).

[2]In 2023, all Noah employees moved into the Shanghai Hongqiao Noah Wealth Center. The new workplace area has changed significantly compared to previous years, and a large amount of non-hazardous waste was generated during the renovation process, leading to a considerable change in waste data.

[3]Non-hazardous waste intensity = Total non-hazardous waste / Net revenues

▶ **Supplier ESG System**

Noah Holdings has formulated and publicly released the *Supplier ESG Management Guidelines*, which explicitly require all suppliers engaged in business with the Group to comply with the laws and regulations of their respective countries and adhere to international ESG standards, fulfilling their social responsibilities in areas such as environmental protection, labor rights, health and safety, and business ethics. These guidelines, in the form of a *Letter to Suppliers on ESG*, serve as an appendix to contracts and must be signed and confirmed by the suppliers. We continuously monitor the implementation of these guidelines by regularly requesting relevant information from suppliers and conducting necessary oversight activities, ensuring the compliance and sustainability of our supply chain.



Environment

We regularly monitor waste emissions, reduce the consumption of natural resources, and lower the environmental footprint of our production and operational processes.



Employee rights

We effectively safeguard the fundamental rights and interests of our employees, ensuring fair and just treatment for every individual, strictly prohibiting any form of employee abuse, and resolutely preventing the employment of child labor.



Health and safety

We are committed to building a safe, healthy, and comfortable workplace environment, complemented by a comprehensive training system. Through regular risk inspections and preventative health management, we minimize employee health risks.



Business ethics

We uphold high standards of business ethics, adhere to the principle of operating with integrity, and strictly comply with relevant laws and regulations such as those concerning anti-bribery and anti-corruption, embedding a culture of compliance into our daily operations.

Modules covered by the Supplier ESG Management Guidelines

▶ **Supplier ESG Assessment**

Noah Holdings conducts supplier assessments twice annually, classifying suppliers into A–C grades on the results to implement differentiated management. For Grade C (unqualified) suppliers, we conduct online or offline interviews and implement corrective measures to continuously enhance the operational efficiency and collaborative stability of the supply chain. We have integrated ESG-related indicators into our supplier performance management and appraisal methods. Through supplier information submissions, oversight activities, and annual assessments, we continuously track suppliers' compliance and performance in the ESG domain, ensuring the sustainable development and compliant stability of our supply chain.

▶ **Supplier Integrity Management**

Noah Holdings has always adhered to the core values of "Integrity, Honesty, and Ethical Practices", strictly prohibiting bribery, benefit-peddling, and other such activities, and preventing unfair competition among suppliers to actively maintain a fair competitive market environment. We have deeply embedded integrity requirements into supplier management by specifying in procurement contracts the signing of the *Anti-Commercial Bribery* and *Anti-Fraud Clauses* and the *Integrity Commitment Letter*. We also conduct periodic integrity inquiries with suppliers to promptly identify and rectify potential issues. Additionally, we conduct integrity education and training annually through our supplier conference, extending compliance awareness from institutional constraints to a shared culture, thereby working with our partners to jointly fortify the line of defense against corruption.

Noah has established an integrity advocacy system that covers all collaborative scenarios. Through forms such as integrity commitments, online communications (via the official audit WeChat account), case-based warnings, and annual advocacy by the Ethics Compliance Committee (Noah Academy), we reinforce moral compliance and regulatory standards for our suppliers, ensuring the clean and efficient operation of the supply chain.



Key Performance:

As at the end of 2025,

- the signing coverage rate for Noah's suppliers for the *Letter to Suppliers on ESG*, the *Anti-Commercial Bribery and Anti-Fraud Clauses*, and the *Integrity Commitment Letter* reached **100**%.

Building a Green Supply Chain

Noah Holdings actively practices green and low-carbon principles in its procurement activities, prioritizing products that meet environmental requirements and have a lower environmental impact in the tendering and procurement of physical goods such as furniture, paper, and paper cups. We require suppliers to provide data and supporting documents related to environmental indicators in their bid submissions, including environmental monitoring data, environmental certification reports, and environmental management system certification. We also enhance the review of suppliers for any environmental misconduct, ensuring green compliance throughout the procurement process. Looking ahead, Noah will continue to explore the deep integration of ESG-related indicators with procurement and tendering scoring mechanisms, using a more systematic evaluation framework to advance the development of a green supply chain and make every procurement a powerful practice in sustainable development.

04

Noah's Home
Diversity, Inclusion, and Employee Growth

Noah Holdings is committed to creating a diverse, inclusive, healthy, and dynamic "Noah's Home", focusing on key areas such as the employee rights protection, talent development, remuneration and incentives, and occupational health. We have built a comprehensive care and support system covering the entire employee lifecycle to promote mutual growth and development between employees and the organization, thereby continuously enhancing the Group's core competitiveness and capacity for sustainable development.

Material topics covered in this chapter

- Employee Rights Protection
- Employee Training and Development
- Occupational Health and Safety

SDGs focus in this chapter:

   



Compliant Employment

Noah Holdings adheres to lawful and compliant employment practices, following applicable laws, regulations, and international human rights standards, and integrating the principles of legal employment, equal treatment, and diversity and inclusion into the entire human resources management process. The Group safeguards the legitimate rights and interests of its employees by improving its system of regulations and strengthening risk prevention, control, and supervision mechanisms, thereby fostering a fair, just, and inclusive employment environment.

Employee Rights and Interests

Noah Holdings strictly abides by the applicable laws and regulations in all its operating locations worldwide and proactively aligns with internationally recognized human rights standards such as the *UN Guiding Principles on Business and Human Rights* and the *Ten Principles of the UN Global Compact*. The Group has formulated implementation policies and has published and continuously refined its *Policy Statement on Employee Rights Protection* to effectively safeguard the legitimate rights of its employees. In 2025, the Group revised this statement to further strengthen its human rights management and protection mechanisms. We also require our partner suppliers to adhere to the same standards, jointly fulfilling our responsibilities for human rights protection and compliance.

We strictly prohibit child labor and any form of forced labor. Through a four-tiered mechanism of "upfront identity verification, cross-validation of academic credentials, closed-loop procedural systems, and tiered responsibility management", we systematically prevent the risk of non-compliant employment. The Group has also established a child labor remediation mechanism in accordance with the law, adhering to the principle of the best interests of the child, and will promptly activate and implement corresponding measures upon identifying any such cases. In 2025, the Group had no incidents of non-compliant employment.

Implementation Guidelines for the *Employee Rights and Interests Protection Policy Statement*:

- Offer sound conditions for working health and security

- Equality and non-discrimination, ensuring equal opportunities for employment

- Prohibition of child labor

- Prohibition of involuntary labor such as forced or compulsory labor

- Creating a communication-friendly environment and establishing an open management mode

- Assisting employees in maintaining physical and mental health and work-life balance

- Regularly reviewing and evaluating relevant policies and practices

Emergency response and remediation mechanism for child labor:

- Immediately remove the suspected child laborer from their work post to ensure their personal safety.

- Notify the head of human resources at the earliest opportunity to verify the individual's identity and age. Upon confirmation of child labor, terminate the employment relationship in accordance with the law, inform local social welfare agencies, and implement remedial measures.

- Arrange for the individual to undergo a physical and mental health examination at a compliant institution and conduct a home visit to understand their family circumstances.

- Once the individual reaches the legal employment age, they will be given priority for compliant employment opportunities. The recruitment issues involved will be investigated and rectified within 90 working days.

During the recruitment process, we adhere to the principles of fairness and openness, not discriminating against candidates based on gender, age, race, religious beliefs, health status, or other factors irrelevant to the position; we complete candidate screening and approval under standardized procedures to ensure the selection process is lawful and just. Throughout employment, the Group pays employees' remuneration (including overtime pay and annual leave wages) in accordance with the law, and all employees are legally entitled to statutory holidays as stipulated by local labor regulations, holidays conforming to local customs, social insurance, and regulated working hours. Upon contract termination, the Group strictly complied with legal requirements by providing a reasonable notice period or payment in lieu of notice, effectively safeguarding the legitimate rights and interests of our employees.

Each year, the Group conducts systematic analyses of human rights–related issues, including child labor, freedom of association, the right to collective bargaining, discrimination, and forced labor, to proactively identify and assess potential human rights risks in its operations and business-related activities. We have established procedures for human rights risk identification, assessment, monitoring, and rectification, and have implemented human rights risk mitigation plans at our main operating locations. These plans employ measures such as compliance investigations, corrective actions, rights protection, complaint handling, and training and awareness campaigns to alleviate and remedy the negative impacts of human rights risks. Following our assessment, no human rights risk incidents occurred within the Group in 2025, there were no cases involving child labor or forced or compulsory labor, and none of our operating sites were identified as having potential risks to freedom of association or the right to collective bargain.





Equality and Diversity

Noah Holdings maintains a zero-tolerance stance towards any form of prejudice, discrimination, harassment, or other misconduct. We have formulated and continuously improve policies such as the *Employee Diversity Policy*, the *Business Ethics and Code of Conduct*, and the *Regulations on Accountability for Violations*. A governance structure has been established, overseen by the Board's Ethics Compliance Committee and Client Fiduciary Committee, and we have instituted accountability, feedback, and anonymous reporting mechanisms. These ensure that all employees (including part-time and temporary staff), contractors, and consultants are not subjected to unfair treatment in recruitment, promotion, and development based on legally protected characteristics such as gender, age, race, or religion. In the event of discriminatory behavior or harassment, we immediately implement targeted control measures, corrective actions, or disciplinary measures. We rigorously investigate the facts of the incident, protect the legal rights and interests of the victims, and prevent any recurrence of such behavior. Furthermore, our code of conduct is integrated into the new employee induction training program, and we continuously enhance employee awareness through specialized training and activities on diversity and inclusion. In 2025, all employees received anti-discrimination and anti-harassment training, and no incidents of employee discrimination or harassment occurred.

Noah places high importance on the value of diverse perspectives for corporate innovation and sustainable development. We consistently advance an inclusive and diverse talent strategy, widely attracting outstanding individuals from various regions, cultures, and backgrounds to continuously optimize our employee composition. Concurrently, the Group collaborates with Disabled Persons' Federations in cities such as Shanghai, Beijing, Hangzhou, and Kunshan to provide equal employment opportunities for people with disabilities. While ensuring their personal safety and legal rights, we assist them in achieving stable employment and integrating into the workplace.

Employee composition information

Indicator name		Unit	2025	2024	2023
Total number of employees		persons	1,778	1,999	2,583
By gender	Male	persons	707	781	971
		%	40	39	38
	Female	persons	1,071	1,218	1,612
		%	60	61	62
By region	Mainland China	persons	1,417	1,672	2,370
		%	80	84	92
	Overseas	persons	361	327	213
		%	20	16	8

Overseas employees by region in 2025: 299 in the Hong Kong, Macau, and Taiwan region; 31 in Singapore; 31 in other regions.

Indicator name		Unit	2025	2024	2023
By employment type	Full-time	persons	1,778	1,999	2,583
		%	100	100	100
	Part-time	persons	0	0	0
		%	0	0	0
	Labor outsourcing/ Labor dispatch	persons	0	0	0
		%	0	0	0
By educational attainment	Below bachelor's degree	%	6	10	8
	Bachelor's degree	%	59	57	62
	Master's degree	%	34	32	29
	Doctor's degree	%	1	1	1
By age	<30	persons	431	282	444
		%	24	14	17
	30-50	persons	1,238	1,569	1,972
		%	70	78	76
	>50	persons	109	148	167
		%	6	7	6
By position level	General employees	%	85	85	92
	Mid-level management	%	12	12	6
	Senior management	%	3	3	2
Proportion of management by region	Mainland China	%	13	14	/
	Overseas	%	21	18	/
Number of ethnic minority employees		persons	35	42	59
Number of employees with disabilities		persons	15	14	18

Noah strictly adheres to the principle of equal pay for equal work and continuously optimizes the gender structure across all management levels. The Group regularly monitors the gender ratio of its employees and formulates relevant plans and quantitative targets based on actual circumstances. Over the past three years, the proportion of female employees has remained stable at over 60%, and in 2025, the proportion of female senior executives was 35%. Additionally, the Group has established the Noah Women's Federation to coordinate efforts in promoting women's career development, skills enhancement, health and wellness, and the protection of their rights and interests, thereby supporting the long-term growth and value realization of female employees. In 2025, the Group's "Female Employee Empowerment Program" was recognized as an outstanding case study in the "Her Impact—Female Influence" category at the "520 Social Responsibility Day" awards.



On 27 June, Noah's "Female Employee Empowerment Program" was recognized as an outstanding case study in the "Her Impact—Female Influence" category at the "520 Social Responsibility Day" awards

Employee composition by gender

Indicator name		Unit	2025	2024	2023
Proportion of female employees by management level	Employees	%	61	61	62
	Senior management	%	35	38	44
	Directors	%	67.5	63	44.4

Grade	2025	2024	2023
N5 and above	1.84:1	0.88:1	0.80:1
N4	1.01:1	0.89:1	0.96:1
N3	0.9:1	0.97:1	1.03:1
N2	0.71:1	1.14:1	1.13:1
N1	0.39:1	1.03:1	0.99:1

Male-to-female salary ratio by employee grade (male:female)

Employee Training and Development

Noah Holdings upholds the belief that talent is the core driver of sustainable development. Aligning with the Group's strategic layout and business development needs, we coordinate the advancement of talent reserves, performance management, and training and development initiatives. By enhancing recruitment and cultivation mechanisms, optimizing the performance management cycle, establishing diverse career development pathways, and implementing a stratified and categorized training system, Noah continuously improves organizational effectiveness and employee professionalism, providing solid talent support for the Group's high-quality development.

Reserve of Talents

In response to its job structure, business development, and organizational capacity needs, Noah Holdings conducts regular talent inventories and demand forecasting annually. This process enables the dynamic identification of key positions and core competency gaps, informing the coordinated formulation of annual talent acquisition and reserve plans, and the continuous optimization of human resource allocation. The Group broadens its talent acquisition channels through diverse avenues such as campus recruitment, social recruitment, internal referrals, and university-enterprise collaborations, thereby strengthening its employer brand and enhancing the effectiveness of person-job matching. Concurrently, we facilitate smooth internal career development pathways, encouraging employees to participate in internal competitions and job rotations to achieve efficient talent allocation and capability enhancement. In 2025, the Group recruited 568 new employees, with an internal recruitment rate of 39%.

 **Case study: Attending the Berkeley recruitment fair to recruit top global students**

In March 2025, our subsidiary, Olive Asset Management, was invited to participate in the international student recruitment fair at the University of California, Berkeley. There, the team engaged directly with hundreds of outstanding students, introducing the Group's globalization platform, innovative culture, and career development paths. The event yielded nearly one hundred high-quality résumés on the spot, with over 70% of applicants from STEM fields such as computer science and data science. This recruitment drives precisely attracted multi-skilled talent with both an international perspective and a technological background, enriching Noah's global talent pool and injecting core talent momentum into the enterprise's globalization efforts.

 **Case study: Noah ARK hosts DeepNoah event to deepen global talent exchange**

On 20 May, Noah ARK held its DeepNoah global talent development brand event, "A Global Hub for Wisdom, A New Voyage for the Ark", inviting over 130 global students from Harvard Business School to visit Noah N+ Plaza. The event featured in-depth discussions on topics including China's wealth management system, global financial trends, and evolving client needs amidst the AI revolution. As a key component of the DeepNoah global talent development program, this event further deepened Noah's exchange and cooperation with top global universities and young talent.



Noah ARK's DeepNoah global talent development brand event




Case study: Launching the "Global Private Banker Program" to build a high-quality talent pipeline

To support the Group's "localized globalization" strategy and high-quality development, Noah officially launched the Global Private Banker Program in August 2025. This initiative targets Singapore, Hong Kong SAR, and core cities in mainland China to recruit and systematically cultivate elite private bankers. The Group provides these individuals with a clear career development path and full-cycle growth support. Leveraging our extensive platform serving global Chinese high-net-worth clients, we are continuously building a core talent pipeline that is highly professional and possesses a global perspective, thereby solidifying the talent foundation for the Group's sustainable development.

DeepNoah launches the "Global Private Banker Program"

Key Performance

Indicator name		Unit	2025	2024	2023
Total new employees		persons	568	219	702
New employees by gender	Male	persons	218	104	274
	Female	persons	350	115	428
New employees by age	<30	persons	357	85	/
	30-50	persons	210	130	/
	>50	persons	1	4	/
Internal hires by gender	Male	persons	104	/	/
	Female	persons	115	/	/
Number of internal hires by age group	<30	persons	85	/	/
	30-50	persons	130	/	/
	>50	persons	4	/	/
Total employee turnover rate		%	28.5	28.5	28.1
Employee turnover rate by gender	Male	%	37	36	40
	Female	%	63	64	60
Employee turnover rate by age group	<30	%	46	18	21
	30-50	%	50	75	74
	>50	%	4	7	5
Employee turnover rate by nationality	Mainland China	%	64	88	88
	Overseas	%	36	12	12

Performance Assessment

Noah Holdings has established a scientific and standardized performance management system, formulating and implementing the group-wide *Noah Group Performance Management System*, which utilizes the PDCA cycle as its management framework to create a closed-loop management mechanism for performance target setting, execution and coaching, evaluation and feedback, and results application. The Group conducts regular assessments (at least annually) centered on its annual objectives, strengthening communication and coaching throughout the process to support continuous employee improvement. Performance results serve as a key basis for salary adjustments, job promotions, and training and development, and are supported by a performance appeal mechanism to ensure the fairness and transparency of the management process.

| Performance target setting (P) | Objectives are broken down based on the Group's strategic plan, with annual performance targets set in accordance with SMART principles, clearly defining Key performance indicators, key tasks, and action plans to ensure that objectives are highly aligned with the direction of business development. |

| Performance execution and coaching (D) | Throughout the performance cycle, line managers at all levels continuously track and provide coaching on the execution of objectives, regularly conduct performance communication, and ensure that targets are achieved. |

| Performance evaluation and feedback (C) | The Group conducts unified semi-annual and annual performance assessments, providing feedback and communication on results through multi-dimensional evaluations to help employees identify areas for improvement and achieve continuous enhancement. |

| Performance results application (A) | Performance results are applied to human resource management processes such as salary adjustments, bonus distributions, job promotions, training and development, and annual awards, enabling differentiated incentives and optimal talent allocation. |

| Performance appeal and handling mechanism | If employees have objections to their performance results or the communication process, they can submit a performance appeal within the specified timeframe. The Group's Talent Center will complete verification and provide feedback within five working days of receiving the appeal, ensuring the process is timely and fair. |

Performance management process


NOAH 諾亞財富

In 2025,

- the percentage of employees receiving regular performance and career development reviews was **100**%

Training and Development

Noah Holdings places great importance on the training and career growth of all employees, having established a dual-track development system for both "management" and "professional" pathways, which supports a multi-dimensional growth model for employees to deepen their vertical expertise and broaden their horizontal experience. We facilitate the expansion of employees' capabilities from specialized fields to comprehensive competencies through job rotation and cross-business experience, thereby achieving a synergistic enhancement of multi-dimensional skills and broadening career advancement opportunities for employees in various roles. Concurrently, the Group has set up a dedicated talent development department that has built a stratified and categorized training system centered on knowledge, digital skills, AI applications, professional capabilities, and professional ethics, devising personalized development plans for different ranks and positions.

Assisting new employees to rapidly integrate into their teams and job specifications, master core professional skills, and establish key working relationships.

Guiding employees to develop a deep identification with Noah's culture and core values, clarify their career development paths, and practice corporate philosophies and the code of conduct.

To promote a comprehensive understanding among employees of the corporate strategy, organizational structure, core functions, product systems, and business layout.

Through team-based training, we strengthen teamwork and cohesion, and stimulate employees' innovative spirit and sense of ownership.

Talent cultivation strategy



Seedling class	Youth training class	Advanced studies class
For campus recruits	For mid-level managers	For senior managers

Differentiated training program design & Supporting employee career growth
& Promoting personal value enhancement & Unleashing workplace potential

"Three classes, one body" talent cultivation system

▶ **New Employee Training**

Noah continuously optimizes its integrated "online + offline" training model and, based on its "four classes, one training" organizational structure, provides a systematic induction program for new employees, with their learning records and assessment results serving as a key basis for their periodic evaluations.

Offline training camps

We conduct centralized training programs such as the "sapling" training camp to strengthen new employees' understanding of the corporate culture and values, organizational structure, and business systems, and to cultivate their professional and managerial potential.

Online learning

Leveraging the "Noah Academy" platform, we have set up learning tasks and customized courses for various positions on topics including corporate culture, job responsibilities, product knowledge, and professional etiquette; these are complemented by phased assessments to deepen new employees' understanding of their roles and solidify their fundamental knowledge of the Group's operations and job duties.

Mentorship program

We assign a dedicated mentor to each new employee to provide continuous business guidance and experiential support during their first six months, helping them to identify with the corporate culture, enhance their professional skills, and integrate smoothly into their teams.

Weekly report tracking

By requiring new employees to submit regular weekly work reports, we continuously track their adaptation and growth in fulfilling their job responsibilities and in their business practices, ensuring the effectiveness of the training and helping new employees successfully adapt to their roles and transition into their positions.

Content and implementation of new employee training

▶ **Professional Development Training**

Noah continuously enhances the professional capabilities and service standards of its team of relationship managers by conducting stratified and categorized professional training focused on core competency requirements such as asset allocation, solution design, and client service. Building on this, the Group, with the holding company's CSO at its core, has constructed an integrated RM empowerment system covering the domestic ARK business, which serves as a continuous development mechanism for specific positions. Leveraging the CCI research platform, the Group provides regular strategic empowerment through the distribution of online reports and specialized live-streamed lectures on topics including global macroeconomic trends, asset allocation strategies, and thematic market analyses, supporting relationship managers in translating research insights into client solutions. We have also established complementary certification assessments, business tracking, and feedback mechanisms to reinforce the practical application of training outcomes in business scenarios.

In 2025, the Group held a total of 25 CCI-themed strategic empowerment sessions; participation in professional skills training for relationship managers exceeded 2,000 person-times, with an average training duration of 25 hours per person.

Daily
Distributing analyses of economic and financial information and key global market data to help wealth managers stay abreast of market dynamics in a timely manner.

Weekly
Conducting global market reviews and macroeconomic thematic analyses, and empowering morning meetings and themed strategy live streams through the CCI to strengthen periodic investment judgement and strategic understanding.

Monthly
Producing monthly asset allocation reports and allocation framework tools to enhance the ability of wealth managers to construct solutions and communicate with clients.

Semi-annually
Organizing systematic learning of the CIO report framework and training on asset allocation report templates to promote the standardized application of research findings in business scenarios.

Professional capabilities enhancement system for relationship managers

Noah encourages employees to continuously improve their professional capabilities and academic qualifications, supporting them in pursuing work-related professional certifications and degree programs while employed, and assisting with applications for national professional titles and government subsidies. The Group collaborates with educational and training institutions to offer joint training and further education programs, thereby broadening learning channels. For employees in business roles such as fund promotion, sales, and advisory services, the Group provides support including information alerts and exam preparation resources for the Asset Management Association of China qualification and the HKSI Licensing Examination for Securities and Futures Intermediaries, ensuring relevant personnel obtain the necessary professional qualifications in accordance with the law. In 2025, 12 employees participated in programs to enhance their academic qualifications and 76 employees obtained relevant professional certifications.

Leadership Training

Noah has established a tiered leadership development system based on employees' different career stages, which defines the roles and capability requirements for junior, middle, and senior management personnel to help them advance in their managerial roles. In line with business characteristics and career development paths, the Group has launched diverse leadership programs, including the "Venus Leadership Training Camp" and the "NCM City Manager Training Program" for wealth management professionals. At the same time, the Group conducts general courses on topics such as time management, emotional and stress management, conflict resolution, and cross-departmental communication, integrating change management and best practice learning to enhance the coordination and execution capabilities of the management team. The Group supplements these with online courses and external learning resources to build a diversified learning support system.



Career Stage	Junior Managers	Middle Managers	Senior Managers
Leadership	Self-management → To managing others being a technician → managing a business module	managing others → managing managers managing a business module → managing a business unit	managing managers → managing the organization overseeing a single business unit → managing multiple business units
Management Skills (Employee Management, Business Management, Project Management)	• Junior Leadership Development Setting Goals Building Teams Achieving Results • Employee Recruitment Management • Transition from Business to Management • Situational Leadership • Role Transition • Performance Interviews • McKinsey's Working Methods Project Management Communication and Influence Techniques	• Intermediate Leadership Development Understanding Strategy Acting as a Director Building a Leadership Team • Team Management • Human Resource Management for Non-HR Managers • Employee Coaching Techniques • Employee Motivation and Incentive Management (Sandbox) • Strategic Decomposition and Execution	• Advanced Leadership Development Formulating Strategy Cultivating Organizational Culture Making Decisions and Selecting the Right People • Efficient Decision-Making • Talent Development, Decision-Making, and Personnel Selection • Organizational Behavior • Financial Management for Non-Financial Professionals • Legal Compliance • How to Excel in Business Operations • Industry Trends (Study Tours, Visits)
General Skills	• Time Management for Managers • Stress and Emotion Management	• Conflict Management • Cross-department Communication and Influence	• Business Insight, Strategy Decoding • IPD (Integrated Product Development), Iron Triangle
Revolutionary Modules	• Change Management • Best Practices Learning	• Change Management • Best Practices Learning	• Change Management • Best Practices Learning
Online Lessons	• LMI	• Tian Junguo: Iteration and Empowerment, Leadership for Future Success	• Chen Chunhua: 50 Essential Courses for Managers

Leadership training system

Venus Leadership Training Camp

To strengthen the fundamental skills of junior managers in areas such as specialized support and guidance, role cognition, time management, performance improvement, and team building.

NCM City Manager Training Camp

Providing city managers with specialized support and guidance on their operational strategies, management effectiveness, and performance enhancement to comprehensively improve their integrated competencies in strategic thinking, business acumen, talent utilization, decision-making, influence, and leadership.

Leadership training programs for wealth management professionals

 Key Performance:

Indicator name		Unit	2025	2024	2023
Total investment in training and development		RMB '0000	439	392	264
Number of employees trained		person-times	1,778	1,990	2,833
Employee training coverage rate		%	100	100	100
Percentage of employees trained by gender	Male	%	100	100	100
	Female	%	100	100	100
Percentage of employees trained by employee category	General staff	%	100	100	100
	Middle management	%	100	100	100
	Senior management	%	100	100	100
Number of employees trained, by training program type	Number of participants in the financial advisors training	persons	1,087	/	1,336
	Number of participants in leadership training	persons	691	/	1,091
Total employee training hours		hours	167,780	174,312	231,859
Average annual training hours per employee		hours	94.36	87.59	81.84
Average training hours per person, by gender	Male	hours	89.36	85.20	/
	Female	hours	97.67	88.48	/
Average training hours per person, by employee category	General staff	hours	95.57	87.25	/
	Mid-level management staff	hours	91.87	80.20	/
	Senior management staff	hours	70.19	91.47	/

Compensation and Benefits

Noah Holdings has established a standardized, transparent and market-competitive compensation and benefits system, coordinating and refining mechanisms for remuneration incentives, employee protection, and communication and negotiation to promote the realization of employee value in tandem with the Group's long-term development, thereby continuously enhancing employees' sense of gain, belonging and security.

| Compensation and Benefits

Noah Holdings has established a standardized and transparent compensation management system, implementing a salary structure that combines fixed remuneration, variable remuneration and diverse benefits. In accordance with the *Noah Remuneration Management System*, differentiated salary standards and compositions have been formulated based on the characteristics of various business lines, and regular assessments are conducted against market and industry benchmarks to maintain the rationality and market competitiveness of our incentive mechanisms. The Group strictly abides by the relevant laws and regulations on minimum wages in all its operating locations, ensuring that employee salaries are not below the statutory minimum wage standards. Concurrently, comprehensive assessments are carried out with reference to the cost of living to guarantee that employees receive a decent and sustainable income.

The Group adheres to the remuneration principle of "basing grade on position, salary on grade, matching person to post, and adjusting salary with post, driven by both job qualifications and performance". Salary levels are determined by combining job responsibilities with individual performance to match value creation with reasonable returns. The Group has established long-term incentive mechanisms such as equity incentives, excess returns incentives, and medium- to long-term strategic bonuses, deeply linking employee earnings with the Group's medium- to long-term results and overall business performance to promote shared benefits and the co-creation of long-term value.



Long-term incentive scheme	Description	Applicable to
Equity incentives	A comprehensive long-term incentive plan is implemented through forms such as restricted shares and share options, with a vesting period not exceeding four years. If vesting conditions are not met or if an employee resigns during the vesting period, any unvested equity will no longer be granted.	Incumbent core employees
Excess returns incentives	An excess returns distribution mechanism, deeply linked to investment performance, has been established. In principle, incentive payments are deferred and paid in instalments, with a maximum deferral period of three years. This mechanism is closely linked to the risk-bearing mechanism; if the corresponding project incurs a loss, the incentive payment will be adjusted as agreed. If the relevant conditions are not met at the time of distribution, the payment will not be made.	Incumbent fund investment personnel
Medium- to long-term strategic bonus	A medium- to long-term bonus plan has been established for personnel in key positions, emphasizing a long-term performance orientation, with bonuses paid in instalments over three years. The recipients, award amounts and distribution schedule are all determined in accordance with the incentive plan for the respective year.	Incumbent mid- to senior-level employees

Noah's long-term incentive scheme


Furthermore, the Group contributes to the "five social insurances and one housing fund" for its employees in accordance with the law, and strictly implements statutory leave entitlements, including public holidays, paid annual leave, sick leave, marriage leave, bereavement leave, maternity leave, parental leave, paternity leave and work-related injury leave. Building on this foundation, the Group continuously enhances its multi-layered employee protection system, extending its coverage to various employment groups such as interns and contract workers. We also offer preferential insurance plans to employees and their family members, including supplementary medical insurance, comprehensive accident insurance and lifetime critical illness insurance, further expanding social security coverage for our workforce and improving their families' ability to withstand risks.

Key Performance:

In 2025,

- **100**% employee social insurance coverage

- Ratio of CEO annual compensation to median employee annual compensation: **18.43:1**

- Ratio of CEO annual compensation to average employee annual compensation: **14.68:1**

Employee Care

Noah Holdings provides all employees with a diverse range of non-salary benefits to enhance their well-being across health, lifestyle support and team building. Through initiatives such as annual health checks, flexible working arrangements, the organization of cultural and sports activities and support for employee clubs, the Group helps employees maintain their physical and mental health and promotes a healthy work-life balance. Additionally, the Group has established programs including holiday benefits, birthday gifts, congratulatory and condolence payments, an employee Mutual Aid Fund and housing support, providing continuous assistance in terms of living security and emotional support, which consistently strengthens employees' sense of belonging and security.

▶ **Enriching Employees' Cultural and Recreational Life**

In 2025, the Group organized 12 special events, including a New Year rubbing and blessing activity, a Women's Day care event, a seal carving workshop, a flower arrangement class and a Mid-Autumn Festival themed event. These activities attracted over 3,500 attendances throughout the year and achieved a satisfaction rate exceeding 95%.



New Year rubbing and blessing event



Flower arrangement workshop

In 2025, Noah established a new ski club and a new dance club, increasing the total number of employee clubs to 16, which span multiple fields including sports and fitness, hobbies and professional academic interests. Over 200 club activities were held throughout the year, with more than 2,500 participants. The Group invested over RMB 67,000 in activity funds to support the development of employees' diverse interests and facilitate team communication.



Ski club



Dance club

▶ **Mutual Aid Fund**

Noah has established an employee Mutual Aid Fund, which upholds the mutual aid philosophy of "all for one, and one for all". Supported by the enterprise, organized by the labor union and based on voluntary employee participation, the fund provides a stable and sustainable internal support mechanism. It primarily offers financial assistance to employees or their immediate family members who encounter major illnesses or sudden misfortunes, thereby alleviating financial pressures. After making a centralized annual contribution, employees become members of the fund from the following year and are eligible for the corresponding year's support and protection. In 2025, the Mutual Aid Fund provided assistance to families of six employees, distributing a total of RMB 35,000 in aid.

▶ **Housing Support**

Noah offers housing support to its employees through two types of programs: rental subsidy assistance and apartment recommendations. The Group commences the rental subsidy application process at the end of September each year, assisting employees in applying for relevant subsidies through standardized procedures that include company-wide notification, internal screening and declaration, review and assessment by the district talent center, and public disclosure. In 2025, a total of 151 employees applied for rental subsidies, with eight successful applicants receiving a combined subsidy amount of RMB 107,000.

▶ **Caring for Female Employees**

Noah places great emphasis on the growth, and physical and mental health of its female employees, continuously improving the functions of the Women's Federation to support women throughout their entire career cycle. The Group provides comprehensive support for female employees through various measures covering gender equality education, career development empowerment, family relationship building, rights protection and health benefits, effectively safeguarding their legal rights and interests and career advancement opportunities.



Gender equality and education

Planning a series of themed activities and specialized lectures to raise awareness of the value of gender equality among all employees and to eliminate gender discrimination in the workplace.



Career development and advancement

Conducting specialized training and career development planning to help female employees achieve professional growth and enhance their influence in the workplace.



Happy family building

Holding family education lectures and marital counselling services to enhance employees' family communication skills and improve the quality of their personal relationships.



Protection of women's rights

Establishing a dedicated women's hotline to ensure smooth channels for appeals and to effectively protect the legitimate rights and interests of women in the workplace.



Health and welfare care

Organizing women's health activities such as psychological stress relief sessions, traditional Chinese medicine lectures, and HPV vaccine awareness campaigns; setting up "Mummy's Lounges" in office premises to provide convenient support for pregnant and nursing mothers.

Female employee care initiatives





"Women blooming with grace, filling the building with happiness" Women's Day event

Employee Communication

Noah Holdings consistently optimizes its employee communication and feedback mechanisms, having developed a multi-layered communication system that encompasses union negotiations, routine communication, system-based support and compliance supervision. This framework ensures that employees can express their concerns and participate in corporate governance in accordance with the law, fostering an open, transparent and well-regulated communication environment. Noah has established and refined its mechanisms for employee communication and rights protection, creating diverse and accessible channels for employee participation:

Labor union and equal negotiation

We safeguard employees' rights to freedom of association and democratic review. The Noah Labor Union represents employees in equal negotiations with the Group, and all policies concerning employee rights and interests are submitted to the union for discussion. We annually organize the signing of the *Collective Contract*, the *Special Collective Contract on Wages* and the *Contract on the Protection of Female Employees* to effectively protect the legitimate rights and interests of our staff.

01

Regular communication and feedback loop

Through employee satisfaction surveys and questionnaires, we regularly collect opinions and suggestions from employees regarding corporate culture, the work environment and management improvements. Dedicated personnel follow up on these matters to ensure implementation and form a closed feedback loop.

02

Diverse feedback channels

Employees can submit requests and suggestions through various channels, including their department heads, internal public email inboxes, the online "Admin Helpdesk", and the "Worry-Free Service" at regional branches. We have also established HRBP and HR information consultation channels, and leverage our performance management system to enhance two-way communication and process documentation between managers and employees.

03

Compliance supervision and grievance

Mechanism: Employees can provide feedback on issues related to Business Ethics or workplace conduct involving supervisors, colleagues or suppliers. Such matters are handled by the Ethics Compliance Committee. The Group strictly protects employee privacy and ensures that all procedures are standardized and impartial.

04



In 2025, the Noah Labor Union conducted equal negotiations on policies affecting employees' vital interests, such as remuneration, benefits, attendance, working conditions and occupational health and safety. After being reviewed by the union committee, which issued a formal response, these policies were implemented following democratic procedures, effectively guaranteeing employees' rights to be informed, to participate and to supervise. The Group lawfully completed the signing of collective agreements, including the *Collective Contract*, the *Special Collective Contract on Wages* and the *Contract on the Protection of Female Employees*, achieving a 100% employee coverage rate for collective negotiation.

Key Performance:

In 2025,

- Noah's collective bargain coverage rate for employees was **100**%.

The Group conducts an employee satisfaction survey annually. In 2025, a questionnaire assessment was carried out focusing on dimensions such as employee satisfaction, alignment with work objectives, happiness and engagement. The survey achieved a coverage rate of 89%, and the overall satisfaction score was 96.6. In response to the feedback and suggestions received, the Group systematically reviewed the issues, implemented improvement measures and promptly communicated the outcomes to employees, thereby creating a closed-loop management process.



Occupational Health and Safety

Noah Holdings strictly adheres to all relevant laws and regulations concerning occupational health and safety in its operating locations. The Group has formulated the *Policy on a Safe Working Environment and Protection of Employees from Occupational Hazards*, which applies to all its businesses, employees, and supervised contractors and related parties. This policy outlines health and safety management requirements to provide a safe, hygienic and compliant working environment for employees and relevant stakeholders. Simultaneously, the Group incorporates occupational health and safety standards into its procurement management and contractual clauses, encouraging partners to jointly fulfil their safety management responsibilities and building a comprehensive OHS protection system throughout the entire value chain.

The Group has established safety management standards based on relevant policies, defining priorities and action plans to ensure that office premises meet or exceed statutory requirements. It implements hazard identification and safe operating procedures and conducts regular inspections and maintenance of the office environment and facilities. Concurrently, the Group has developed specialized emergency plans, including the *Fire Emergency Response and Handling Plan*, the *Electric Shock Incident Emergency Plan* and the *Typhoon and Flood Prevention Emergency Plan*. We also organize training and drills for firefighting, first aid and evacuation to enhance employees' ability to respond to emergencies. The Group incorporates requirements for production safety and public security into contracts with employees and partners, clarifying the safety responsibilities of all parties. We enforce strict safety management for contractors, urging them to comply with occupational health and safety standards to collectively maintain a safe and orderly work environment.

In terms of health protection, the Group conducts annual occupational health and safety risk and hazard assessments to identify factors that could cause harm in the workplace, and organizes annual health checks to dynamically monitor the overall health status of its employees. We provide necessary labor protection and medical support for staff, and raise their health awareness through health lectures, wellness day activities and the dissemination of health information. We have established procedures for investigating work-related injuries, illnesses and accidents. First-aid kits are available in office areas and are regularly restocked and inspected, enabling employees to promptly handle minor injuries and common ailments. Additionally, we have established the "Little Red People" first-aid club to promote first-aid knowledge and AED operation skills, thereby enhancing employees' capacity for self-rescue and mutual aid. In 2025, a total of 1,190 employees participated in occupational health checks, accounting for 67% of the total workforce.

Occupational health and safety performance

Indicator	Unit	2025	2024	2023
Employee absenteeism rate	%	1.24	1.23	/
Number of work-related fatalities	persons	0	0	0
Work-related fatality rate	%	0	0	0
Lost days due to work-related injuries	days	101.5	54	0
Fatality rate per million hours worked	-	0	0	0

05

Noah's Light

Community Engagement and Social Value

Adhering to the philosophy of "influencing lives with life", Noah Holdings actively practices social inclusion and is committed to building a fair, open and sustainable social ecosystem. With a strong sense of social responsibility, the Group engages in philanthropic activities through diverse practices such as autism care, educational donations, rural revitalization, community engagement, green initiatives and industry empowerment, helping vulnerable groups enhance their development and risk resilience. Working hand-in-hand with partners from all sectors, Noah creates shared social value, fulfilling its corporate social responsibilities through tangible actions and continuously contributing to social harmony and progress.

Material topics covered in this chapter

- Community Investment and Philanthropy
- Climate Change Response

SDGs focus in this chapter:











3 GOOD HEALTH AND WELL-BEING
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS



Care for Special Groups and Educational Support

Since 2015, the Noah Charity Foundation has consistently focused on and invested in the field of autism-related philanthropy, launching the "Star Harbour Autism Care" project. This initiative has expanded to cover multiple cities across China, including Shanghai, Nanjing, Nanchang, Beijing and Changsha, providing multifaceted support to the autistic community in areas such as rehabilitation, education, family life and social integration. By the end of 2025, the project had cumulatively donated over RMB 5.5 million, supported more than 15 rehabilitation institutions, served over 100,000 individuals, and reached an audience of over 5 million people, systematically conducting awareness and fundraising campaigns to continually call for greater attention and support for the autistic community from all sectors of society.

 **Case study: Promoting social inclusion through artistic integration, the 2025 World Autism Awareness Day care event**

During World Autism Awareness Day in April 2025, the Noah Charity Foundation, in collaboration with several professional organizations, launched and hosted a large-scale public welfare integration event themed "Art from the Stars, Harmony in the Heart". The event utilized artistic forms such as collaborative music-making and group painting to create an open and interactive platform, attracting over 70 young people, corporate clients and families with autism to participate. It vividly interpreted the concept of "integration and symbiosis", helping to increase public awareness and acceptance of the autistic community while fulfilling corporate philanthropic responsibilities and promoting social inclusion.







The 2025 World Autism Awareness Day care event

Through the establishment of the "Noah Philharmonic Orchestra" and the "Noah Youth Philharmonic Orchestra", Noah has systematically invested in music-related philanthropy and education. We organize charity concerts to popularize classical art and provide young people with professional training and international performance opportunities, committed to empowering the next generation through music and fulfilling our corporate social responsibilities.



Case study: Fostering social integration through music, the 2025 "speaking with the stars" charity concert

In June 2025, the Noah Charity Foundation, in partnership with Zhanlan Philanthropy, held the "speaking with the stars" charity concert, inviting autistic youths to perform on stage with a professional choir. The funds raised from the event were specifically designated for skills training and art therapy for older autistic youths, using the power of art to advance social inclusion and demonstrate corporate social responsibility.



The "speaking with the stars" charity concert

Noah has always firmly believed that education is a crucial path to breaking the intergenerational cycle of poverty and promoting social equity. Adopting a long-term investment horizon, Noah practices the philanthropic philosophy of "wealth with love" by continuously investing resources in educational philanthropy, focusing on the growth and development of special groups and disadvantaged youth. Through the Shanghai Noah Charity Foundation, Noah not only supports the "Equal Educational Opportunities Fund" at UWC Changshu but also actively promotes the "Education for All" internet-based teaching assistance program and the "Teach for China" rural teacher support project, striving to ensure that every child has access to fair and high-quality educational opportunities.



Case study: Collaborating with United World Colleges to continuously deepen the practice of the Equal Educational Opportunities Fund

In 2022, Noah and United World Colleges (UWC) jointly established the "Equal Educational Opportunities Fund" to help young people from different economic backgrounds access high-quality education. The collaboration deepened further in 2025 when Noah hosted the "N+ Global Salon" in Singapore, bringing together UWC's global board members and principals from various countries to discuss cutting-edge educational topics in the AI era. From financial support to shared philosophical exploration, Noah demonstrates its long-term commitment to advancing educational equity, helping to build an inclusive and forward-looking educational ecosystem.



Dr Wang Jiapeng, Founder and Chairwoman of the Board of UWC Changshu, was a guest at Noah's ARK "N+ Global Salon", sharing educational philosophies and practical insights on the theme of the *Infinite Possibilities of Education*.





Rural Revitalization and Community Empowerment

Noah Holdings actively responds to the national rural revitalization strategy, giving back to society with a sense of gratitude and continuously carrying out various support projects. The Group is deeply engaged in targeted assistance, with a focus on supporting the development of rural education and healthcare. At the same time, it actively collaborates with government bodies, social organizations and community residents to promote joint community construction, governance and sharing, contributing to the high-quality development of rural areas and communities. The Group does not have any operating sites that have an actual or potentially significant negative impact on local communities.



Case study: Providing emergency relief for natural disasters, supporting the emergency response to the mudslide in Ning'er, Yunnan

In August 2025, following a mudslide disaster in Ning'er County, Yunnan Province, the Noah Charity Foundation responded swiftly. In collaboration with partners, it donated emergency supplies worth a total of RMB 250,000 to the affected area, including essentials such as rice, cooking oil and bedding, to meet the basic living needs of the affected population. This action demonstrates Noah Holdings' commitment to standing with disaster-stricken communities in times of crisis and is a concrete example of its practice of social philanthropy and support for community resilience against disaster risks.





休戚与共 荣辱与共 生死与共 命运与共
向宁洱县灾区同胞
捐赠25万元物资

On-site relief and support efforts in the disaster area of the "8.20" mudslide in Ning'er County, Yunnan Province



Case study: Launching the "Mental Health Pit Stop" public welfare initiative on the 95 China Charity Day

In September 2025, the Noah Charity Foundation, along with partners such as the Noah Wealth N+ Club and the Xinhong Community Development Foundation, jointly launched the "Mental Health Pit Stop" public welfare initiative. The event attracted over 260 participants, including Noah employees and nearby white-collar workers, who took part in a charity sale, sound bowl meditation and fitness exercises. The proceeds from the sale, amounting to RMB 4,700, were donated to the Xinhong community's "White-Collar Health" project, providing a platform for stress relief and emotional support for white-collar workers and residents in the surrounding community and promoting the integration of philanthropy into daily life.



NOAH | ARK
95
第十届
中华慈善日
暨“心灵加油站项目”
走进诺亚

Promotional poster for the 95 China Charity Day themed event









The 95 China Charity Day themed event

Upholding the philosophy that "beyond wealth lies the wisdom of life", Noah actively promotes the integration of culture, art and social value, conveying positive spiritual strength through artistic practices. Following the "Ten Thousand Trusts" art project launched with artist Wang Xiaohui in 2022, the Noah N+ Art Center officially opened in Shanghai in October 2025, marking the regular implementation of Noah's cultural initiatives. Leveraging the N+ Art Center and the N+ art club, Noah integrates global art resources, on one hand leading clients to participate in top art fairs, and on the other hand, holding public welfare exhibitions for the general public. This allows art to become a vivid expression of wisdom that lies beyond wealth, empowering social development with culture, conveying trust and humanistic care, enriching the community's spiritual and cultural life, and highlighting the Group's humanistic responsibilities.







The inauguration of the Noah N+ Art Center

 Case study: Creating a pet-friendly landmark and empowering a warm community with diverse activities

The Noah N+ space focuses on the diverse needs of the community, connecting groups and empowering community development through a rich array of activities. In 2025, we hosted over 80 events with more than 8,000 participants. Among these were 21 pet-friendly events that served over 1,890 pets, along with several themed gatherings for employees and pet lovers in the community. By creating a "pet-friendly" community label through distinctive events, we invigorate community vitality with diverse activity IPs, building a positive community ecosystem that connects the brand, social groups and residents, and fostering a warm and inclusive community culture.





The Shanghai Schnauzer annual meeting

Green Philanthropy

Noah Holdings integrates ecological protection into its corporate development. The Group does not own, lease or manage operating sites within, adjacent to, or in areas of high biodiversity value outside of protected areas. Furthermore, its daily operations, products and services have no significant adverse impact on biodiversity. From taking root in the desert to support the Alashan SEE's "100 Million Tamarisk Trees" project, to safeguarding mountain forests through participation in the "Noah's Ark - Green Peacock Protection" initiative, and advancing projects like "Saving the Smile of the Yangtze - Rescuing the Yangtze Dolphin" and "Noah's Ark - Asian Elephant Conservation", the Group has left a solid mark in the field of biodiversity protection through over a decade of continuous practice.

 **Case study: the "Noah's Ark – Asian Elephant Conservation" project**

In 2025, the "Noah's Ark" project, funded by Noah Wealth, continued its deep engagement in Asian elephant conservation. Through expert monitoring, community co-management, habitat restoration and stewardship, and public education, the project promotes local community leadership and participation in on-the-ground elephant protection. The relevant conservation plan has been included in the *Nature-Based Solutions Implementation Handbook,* providing a replicable model for balancing species protection with community development and promoting a regional ecological shift from "human-elephant conflict" to "human-elephant harmony".



An expert team monitoring Asian elephants

We cherish every opportunity to engage with nature, actively inviting clients and partners to participate in environmental public welfare activities such as "Earth Hour", "World Earth Day" and the "Jingcao Carnival" concert. Moving from individual action to collective effort, Noah aims to gather specks of light to form a galaxy, working with all parties to build a green future where humans and nature coexist in harmony.

 **Case study: the "Go Forest, For rest" Jingcao Carnival environmental concert**

In June 2025, Noah Philanthropy supported several charitable partners, including the Alashan SEE North China Project Center, to co-organize the "Go Forest, For rest" Jingcao Carnival. This event created an immersive environmental and philanthropic experience for approximately 150 Noah clients, charitable partners and employees, profoundly reflecting the enthusiasm and sense of responsibility of the Noah community in actively engaging in environmental protection and public welfare.



The environmental concert



Industry Collaboration and Ecosystem Co-construction

Noah Holdings actively promotes the synergistic development of the wealth management industry, adhering to the principles of open cooperation and ecosystem co-construction. We engage in multi-level, in-depth collaboration with professional institutions, financial partners, and service platforms both domestically and internationally, continuously enhancing the industry's overall service capabilities and level of standardization by sharing research findings, refining the entire service chain, and jointly establishing professional industry standards. Simultaneously, Noah actively participates in ESG-themed forums and high-level industry exchanges, publishes sustainable investment research findings, and promotes investor education, thereby playing a leading role with its professional value and building a healthy, win-win wealth management ecosystem with industry partners.

Case study: Collaborating with local Japanese financial institutions to deepen the global service presence through industry synergy

Noah upholds its "localized globalization" strategy, positioning Japan as a key base in its global presence. In March 2025, ARK Japan entered into a deep strategic cooperation with Tokyo Star Bank and signed an MOU. Based on a shared client-oriented philosophy, both parties are synergistically exploring financial service solutions tailored to the Japanese market, leveraging scarce local financial resources, and jointly creating a wealth management service system that meets local needs, thereby precisely satisfying the investment and wealth management demands of the global Chinese community in Japan. Through our "global network, local cultivation" model, we continue to deepen the synergistic development of the cross-border financial services ecosystem.



ARK Japan and Tokyo Star Bank (Tokyo Star Bank) jointly signing an MOU



Case study: Partnering with industry associations to explore new paradigms for corporate global expansion

In June 2025, the Shanghai Modern Service Industry Federation visited the Noah Wealth Center, where both parties engaged in an in-depth exchange on corporate global expansion. Noah shared the results of its globalization efforts and its systematic service solutions for overseas expansion, covering core areas such as cash flow management, tax optimization, and global compliance. A collaborative consensus was reached, with the Federation designating the Noah Wealth Center as a service hub for the Yangtze River Delta Modern Service Industry Alliance. In the future, they will co-develop an information platform and deepen cooperation on digital financial solutions for international expansion, using industry synergy to pool professional expertise, build a robust support system for Chinese enterprises going abroad, and jointly explore new paths for global development.




Delegates from the Shanghai Modern Service Industry Federation visit the Noah Wealth Center for research and exchange



Case study: Joining a core industry association to build a professional ecosystem

In July 2025, Noah ARK joined the Family Office Association of Hong Kong to promote high-quality, sustainable development in the wealth management sector through industry collaboration. Leveraging the association's platform, Noah hosted an industry exchange event that brought together over 50 professionals to discuss topics on family wealth succession and governance. Adhering to the "wealth for good" philosophy, Noah is helping to build Hong Kong into a hub for the development of Asia-Pacific family offices through its "localized globalization" strategy and the establishment of industry standards, providing high-net-worth families with professional and sustainable wealth management solutions.




Noah ARK officially joins the Family Office Association of Hong Kong and successfully hosts an industry exchange event at its Hong Kong office



Index Table of Indicators

HKEX Content Index

Mandatory disclosure requirements	Relevant section
Governance structure	Responsible and Sustainable Development
Reporting principles	About this Report
Reporting boundary	About this Report

Aspect	Indicator number	Aspect, general disclosure and KPIs	Relevant section
A. Environment			
A1 Emissions	General disclosure	Information on (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and the generation of hazardous and non-hazardous waste.	Promote Green Operation
	A1.1	The types of emissions and respective emissions data.	Promote Green Operation
	A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A1.5	Description of emission target(s) set and the steps taken to achieve them.	Environmental Sustainability Commitment, Promote Green Operation
	A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Promote Green Operation

Aspect	Indicator number	Aspect, general disclosure and KPIs	Relevant section
A2 Use of resources	General disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Promote Green Operation
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Promote Green Operation
	A2.3	Description of energy use efficiency target(s) set and the steps taken to achieve them.	Environmental Sustainability Commitment, Promote Green Operation
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Promote Green Operation
	A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	NA[1]
A3. The environment and natural resources	General disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Promote Green Operation, Green Philanthropy
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Promote Green Operation, Green Philanthropy
B. Social			
Employment and labour practices			
B1. Employment	General disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination and other benefits and welfare.	Compliant Employment, Employee Training and Development
	B1.1	Total workforce by gender, employment type (for example, full- or part time), age group and geographical region.	Compliant Employment, Employee Training and Development
	B1.2	Employee turnover rate by gender, age group and geographical region.	Employee Training and Development

[1]The Group's operations do not include manufacturing processes; therefore, indicators related to the total weight of packaging materials used for finished products are not applicable to Noah.

Aspect	Indicator number	Aspect, general disclosure and KPIs	Relevant section
B2. Health and safety	General disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Occupational Health and Safety
	B2.1	Number and rate of work-related fatalities in each of the past three years including the reporting year.	Occupational Health and Safety
	B2.2	Lost days due to work injury.	Occupational Health and Safety
	B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Occupational Health and Safety
B3. Development and training	General disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Employee Training and Development
	B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	Employee Training and Development
	B3.2	The average training hours completed per employee by gender and employee category.	Employee Training and Development
B4. Labour standards	General disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	Compliant Employment
	B4.1	Description of measures to review employment practices to avoid child and forced labour.	Compliant Employment
	B4.2	Description of steps taken to eliminate such practices when discovered.	Compliant Employment
Operating practices			
B5. Supply chain management	General disclosure	Policies on managing environmental and social risks of the Supply Chain.	Responsible Supply Chain
	B5.1	Number of suppliers by geographical region.	Responsible Supply Chain
	B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Responsible Supply Chain
	B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Responsible Supply Chain
	B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Responsible Supply Chain

Aspect	Indicator number	Aspect, general disclosure and KPIs	Relevant section
B6 Product responsibility	General disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Responsible Investment and Value Creation
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	NA[1]
	B6.2	Number of received complaints about products and services and how they are dealt with.	Responsible Investment and Value Creation
	B6.3	Description of practices relating to observing and protecting intellectual property rights.	Responsible Business Practices
	B6.4	Description of quality assurance process and recall procedures.	NA[2]
	B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Data Security and Privacy Protection
B7 Anti-corruption	General disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Responsible Business Practices
	B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Responsible Business Practices
	B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Responsible Business Practices
	B7.3	Description of anti-corruption training provided to directors and staff.	Responsible Business Practices

Community			
B8 Community investmen	General disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Caring for Special Groups and Supporting Education, Rural Revitalization and Community Empowerment
	B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Caring for Special Groups and Supporting Education, Rural Revitalization and Community Empowerment, Green Philanthropy
	B8.2	Resources contributed (e.g. money or time) to the focus areas.	Caring for Special Groups and Supporting Education, Rural Revitalization and Community Empowerment
D. Climate change			Environmental Sustainability Commitment, Climate Change Response

[1] Noah's business operations do not involve the production or recycling of physical products.

[2] Noah's business operations do not involve the production or recycling of physical products.



GRI Content Index

Statement of use	Noah Holdings has prepared this Report with reference to the Global Reporting Initiative (GRI) Standards. The reporting period is from 1 January 2025 to 31 December 2025.
GRI standard used	GRI 1: Foundation 2021

Topic Standard	Disclosure	Relevant section
GRI 2: General disclosures	2-1 Organizational details	About Noah
	2-2 Entities included in the organization's sustainability reporting	About this Report
	2-3 Reporting period, frequency and contact point	About this Report
	2-4 Restatements of information	About this Report
	2-6 Activities, value chain and other business relationships	About Noah
	2-7 Employees	Compliant Employment, Employee Training and Development, Compensation and Benefits, Occupational Health and Safety
	2-9 Governance structure and composition	Responsible Corporate Governance, Responsible and Sustainable Development
	2-10 Nomination and selection of the highest governance body	Responsible Corporate Governance
	2-11 Chair of the highest governance body	Letter from the Chairwoman, Responsible Corporate Governance
	2-12 Role of the highest governance body in overseeing the management of impacts	Responsible Corporate Governance, Responsible and Sustainable Development
	2-13 Delegation of responsibility for managing impacts	Responsible Corporate Governance, Responsible and Sustainable Development
	2-14 Role of the highest governance body in sustainability reporting	Responsible Corporate Governance, Responsible and Sustainable Development
	2-15 Conflicts of interest	Responsible Corporate Governance, Responsible Business Practices

Topic Standard	Disclosure	Relevant section
GRI 2: General disclosures	2-16 Communication of critical concerns	Responsible and Sustainable Development
	2-17 Collective knowledge of the highest governance body	Responsible Corporate Governance, Responsible and Sustainable Development
	2-18 Evaluation of the performance of the highest governance body	Responsible Corporate Governance
	2-19 Remuneration policies	Responsible Corporate Governance, Compensation and Benefits
	2-20 Process to determining remuneration	Responsible Corporate Governance, Compensation and Benefits
	2-21 Annual total compensation ratio	Compliant Employment, Compensation and Benefits
	2-22 Statement on sustainability strategy	Responsible and Sustainable Development
	2-23 Policy commitments	Responsible Corporate Governance, Responsible Business Practices, Compliant Employment
	2-24 Embedding policy commitments	Responsible Corporate Governance, Responsible Business Practices, Compliant Employment
	2-25 Processes to remediate negative impacts	Responsible Business Practices
	2-26 Mechanisms for seeking advice and raising concerns	Responsible Corporate Governance, Responsible Business Practices, Responsible and Sustainable Development
	2-27 Compliance with laws and regulations	Responsible Corporate Governance, Responsible Business Practices, Data Security and Privacy Protection, Compliant Employment
	2-28 Membership of associations	About Noah, Industry Collaboration and Ecosystem Co-construction
	2-29 Approach to stakeholder engagement	Responsible and Sustainable Development
	2-30 Collective bargaining agreements	Compliant Employment, Compensation and Benefits

Topic Standard	Disclosure	Relevant section
GRI 3: Material topics	3-1 Process to determine material topics	Responsible and Sustainable Development
	3-2 List of material topics	Responsible and Sustainable Development
	3-3 Management of material topics	Responsible and Sustainable Development
GRI 101: Biodiversity	101-2 Management of biodiversity impacts	Green Philanthropy
GRI 201: Economic performance	201-1 Direct economic value generated and distributed	About Noah
	201-2 Financial implications and other risks and opportunities due to climate change	Climate Change Response
	201-3 Defined benefit plan obligations and other retirement plans	Compensation and Benefits
GRI 202: Market presence	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Compensation and Benefits
GRI 203: Indirect economic impacts	203-1 Infrastructure investments and services supported	Rural Revitalization and Community Empowerment
GRI 205: Anti-corruption	205-1 Operations assessed for risks related to corruption	Responsible Business Practices
	205-2 Communication and training about anti-corruption policies and procedures	Responsible Business Practices
GRI 206: Anti-competitive behavior	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Responsible Business Practices

Topic Standard	Disclosure	Relevant section
GRI 207: Tax	207-1 Approach to tax	Responsible Business Practices
	207-2 Tax governance, control, and risk management	Responsible Business Practices
	207-3 Stakeholder engagement and management of concerns related to tax	Responsible Business Practices
GRI 302: Energy	302-1 Energy consumption within the organization	Promote Green Operation
	302-2 Energy consumption outside of the organization	Climate Change Response
	302-3 Energy intensity	Promote Green Operation
	302-4 Reduction of energy consumption	Promote Green Operation
GRI 303: Water and effluents	303-1 Interactions with water as a shared resource	Promote Green Operation
	303-2 Management of water discharge-related impacts	Promote Green Operation
	303-3 Water withdrawal	Promote Green Operation
	303-5 Water consumption	Promote Green Operation
GRI 305: Emissions	305-1 Direct (Scope 1) GHG emissions	Climate Change Response
	305-2 Energy indirect (Scope 2) GHG emissions	Climate Change Response
	305-3 Other indirect (Scope 3) GHG emissions	Climate Change Response
	305-4 GHG emissions intensity	Climate Change Response

Topic Standard	Disclosure	Relevant section
GRI 306: Waste	306-1 Waste generation and significant waste-related impacts	Promote Green Operation
	306-2 Management of significant waste-related impacts	Promote Green Operation
	306-3 Waste generated	Promote Green Operation
GRI 308: Supplier environmental assessment	308-1 New suppliers that were screened using environmental criteria	Promote Green Operation
GRI 401: Employment	401-1 New employee hires and employee turnover	Employee Training and Development
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Compensation and Benefits
	401-3 Parental leave	Compensation and Benefits
GRI 403: Occupational health and safety	403-1 Occupational health and safety management system	Occupational Health and Safety
	403-2 Hazard identification, risk assessment, and incident investigation	Occupational Health and Safety
	403-3 Occupational health services	Occupational Health and Safety
	403-4 Worker participation, consultation, and communication on occupational health and safety	Occupational Health and Safety
	403-5 Worker training on occupational health and safety	Occupational Health and Safety
	403-6 Promotion of worker health	Occupational Health and Safety
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Occupational Health and Safety
	403-8 Workers covered by an occupational health and safety management system	Occupational Health and Safety
	403-9 Work-related injuries	Occupational Health and Safety

Topic Standard	Disclosure	Relevant section
GRI 404: Training and education	404-1 Average hours of training per year per employee	Employee Training and Development
	404-2 Programs for upgrading employee skills and transition assistance programs	Employee Training and Development
	404-3 Percentage of employees receiving regular performance and career development reviews	Employee Training and Development
GRI 405: Diversity and equal opportunity	405-1 Diversity of governance bodies and employees	Responsible Corporate Governance, Compliant Employment
	405-2 Ratio of basic salary and remuneration of women to men	Compliant Employment
GRI 406: Non-discrimination	406-1 Incidents of discrimination and corrective actions taken	Compliant Employment
GRI 407: Freedom of association and collective bargaining	407-1 Operations and suppliers where the right to freedom of association and collective bargaining may be at risk	Compliant Employment
GRI 408: Child labor	408-1 Operations and suppliers at significant risk of incidents of child labor	Compliant Employment
GRI 409: Forced or compulsory labor	409-1 Operations and suppliers at significant risk of incidents of forced or compulsory labor	Compliant Employment
GRI 413: Local communities	413-1 Operations with local community engagement, impact assessments, and development programs	Rural Revitalization and Community Empowerment
	413-2 Operations with significant actual and potential negative impacts on local communities	Rural Revitalization and Community Empowerment
GRI 414: Supplier social assessment	414-1 New suppliers that were screened using social criteria	Promote Green Operation
GRI 417: Marketing and labelling	417-1 Requirements for product and service information and labelling	Responsible Investment and Value Creation
GRI 418: Customer privacy	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Data Security and Privacy Protection



IFRS S2 Recommended Disclosure Index

	Recommended disclosure content	Relevant chapters
Governance	The governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities.	Climate Change Response
	Disclose management's role in the governance processes, controls, and procedures used to monitor, manage, and oversee climate-related risks and opportunities.	Climate Change Response
Strategy	Disclose the climate-related risks and opportunities that could reasonably be expected to affect the entity's prospects.	Climate Change Response
	Disclose the current and anticipated effects of those climate-related risks and opportunities on the entity's business model and value chain.	Climate Change Response
	Disclose the effects of climate-related risks and opportunities on the entity's strategy and decision-making, including information about its climate-related transition plan.	Climate Change Response
	Disclose the effects of climate-related risks and opportunities on the entity's financial position, financial performance, and cash flows for the reporting period, and their anticipated effects on entity's financial position, financial performance, and cash flows over the short, medium, and long term, taking into consideration how those climate-related risks and opportunities have been factored into the entity's financial planning.	Climate Change Response
	Consider the climate resilience of the entity's strategy and its business model to climate-related changes, developments, and uncertainties, taking into consideration the entity's identified climate-related risks and opportunities.	Climate Change Response
Risk management	Disclose the processes and related policies the entity uses to identify, assess, prioritise and monitor climate-related risks.	Climate Change Response
	Disclose the processes the entity uses to identify, assess, prioritise and monitor climate-related opportunities, including information about whether and how the entity uses climate-related scenario analysis to inform its identification of climate-related opportunities.	Climate Change Response
	Disclose the extent to which and how the processes for identifying, assessing, prioritising, and monitoring climate-related risks and opportunities are integrated into and inform the entity's overall risk management process.	Climate Change Response
Metrics and targets	Disclose information relevant to the cross-industry metric categories.	Climate Change Response
	Disclose industry-specific metrics that are associated with particular business models, activities, or other common features that characterize participation in an industry.	Climate Change Response, Responsible Investment and Value Creation
	Disclose targets set by the entity, and any targets it is required to meet by law or regulation, to mitigate or adapt to climate-related risks or take advantage of climate-related opportunities, including metrics used by the governance body or management to measure progress towards these targets.	Environmental Sustainability Commitment, Climate Change Response

SASB Indicators Index

Topic	Indicator	Relevant chapter
Transparent information & Fair advice for clients	(1) Number and (2) percentage of covered employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigation, or other regulatory proceedings	/
	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning clients	/
	Approach to informing clients about products and services	Responsible Investment and Value Creation
Employee diversity & inclusion	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professional staff, and (4) all other employees	Responsible Corporate Governance, Compliant Employment
Incorporating environmental, social, and governance factors in investment management & advisory services	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability-themed investment, and (3) screening	Responsible Investment and Value Creation
	Approach to incorporating environmental, social, and governance (ESG) factors in investment and/or wealth management processes and strategies	Responsible Investment and Value Creation
	Proxy voting and investee engagement policies and procedures	/
Business ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice, or other related financial industry laws or regulations	/
	Whistleblower policies and procedures	Responsible Business Practices



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